                                               Filed pursuant to Rule 424(b)(3).
                                         Registration Nos. 33-52383 and 33-58348

PROSPECTUS

                          [COMPANY LOGO APPEARS HERE]

                      Jefferson Smurfit Corporation (U.S.)
                                   JSCE, Inc.

                                  $900,000,000

              $300,000,000 11 1/4% Series A Senior Notes due 2004
              $100,000,000 10 3/4% Series B Senior Notes due 2002
                 $500,000,000 9 3/4% 1993 Senior Notes due 2003

                               ----------------

JSCE, Inc. has unconditionally guaranteed the senior notes. The senior notes and the guarantee of the senior notes are senior unsecured obligations of Jefferson Smurfit Corporation (U.S.) and JSCE, Inc., respectively.

Jefferson Smurfit Corporation (U.S.) may redeem the Series A Senior Notes at its option at any time. Neither the Series B Senior Notes nor the 1993 Senior Notes are redeemable prior to maturity. Interest on the Series A and Series B Senior Notes is paid on May 1 and November 1 of each year. Interest on the 1993 Senior Notes is paid on April 1 and October 1 of each year.

                               ----------------

Investing in these notes involves risk. See "Risk Factors" beginning on page 3.

                               ----------------

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

Morgan Stanley & Co. Incorporated and Dean Witter Reynolds Inc. will use this prospectus in connection with sales in market-making transactions. Morgan Stanley & Co. Incorporated and Dean Witter Reynolds Inc. may act as principal or agent in such transactions.

                               ----------------

                           MORGAN STANLEY DEAN WITTER

May 30, 2000

                               TABLE OF CONTENTS

Incorporation of Certain Documents by Reference...........................    1
Available Information.....................................................    1
Forward-Looking Statements................................................    2
Risk Factors..............................................................    3
Ratio of Earnings to Fixed Charges........................................    8
Use of Proceeds...........................................................    8
Selected Consolidated Historical Financial Data...........................    9
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   10
Business..................................................................   19
Description of Notes......................................................   25
Market-Making Activities..................................................   62
Legal Matters.............................................................   62
Experts...................................................................   62
Index To Financial Statements.............................................  F-1

   All references in this prospectus to "Company," "we," "us" or "our" mean JSCE, Inc. ("JSCE") and its consolidated subsidiaries, including Jefferson Smurfit Corporation (U.S.) ("JSC (U.S.)").

   In this prospectus, references to "dollar" and "$" are to United States dollars, and the terms "United States" and "U.S." mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction. All tons referenced are short tons, unless otherwise indicated.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents which have been filed with the Securities and Exchange Commission are hereby incorporated by reference in this prospectus:

  . JSCE's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, filed with the Commission on March 14, 2000 (which incorporates by reference certain information from Smurfit-Stone Container Corporation's Proxy Statement relating to the Annual Meeting of Stockholders to be held on May 18, 2000),

  . JSCE's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed with the Commission on May 10, 2000, and

  . All other reports filed by JSCE pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), since December 31, 1999 and prior to the termination of the offering of the securities offered hereby.

   Information incorporated by reference is considered to be part of this prospectus. Any statement contained in a document incorporated by reference will be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

   You may request a copy of these filings at no cost, by writing or telephoning us at the following address: Jefferson Smurfit Corporation (U.S.),
Attention: Treasury Department, 8182 Maryland Avenue, St. Louis, Missouri 63105; telephone (314) 746-1200.

                             AVAILABLE INFORMATION

   JSCE files annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the Commission's public reference room in Washington, D.C. You can request copies of those documents upon payment of a duplicating fee, by writing to the Commission.

   We have filed a registration statement on Form S-2 with the Commission. This prospectus, which forms a part of that registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any of our contracts or other documents, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. and at the Commission's regional offices in Chicago, Illinois and New York, New York. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. JSCE's Commission filings and the registration statement can also be reviewed by accessing the Commission's Internet site at http://www.sec.gov.

                           FORWARD-LOOKING STATEMENTS

   This prospectus contains "forward-looking statements" within the meaning of
Section 17A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act. When used in this prospectus, the words "anticipates," "believes," "expects," "intends" and similar expressions identify such forward-looking statements. Although we believe that such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include, among others, the following:

  . the impact of general economic conditions where we do business, including interest rates;

  . general industry conditions, including competition and product and raw material prices;

  .  fluctuations in exchange rates and currency values;

  .  capital expenditure requirements;

  .  legislative or regulatory requirements;

  .  access to capital markets; and

  .  other factors described in this prospectus.

   Our actual results, performance or achievement could differ materially from those expressed in, or implied by, the forward-looking statements. No assurances can be given that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition.

                                  RISK FACTORS

   This prospectus includes "forward-looking statements" within the meaning of
Section 17A of the Securities Act and Section 21E of the Exchange Act including, in particular, the statements about our plans, strategies and prospects under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this prospectus are set forth below and elsewhere in this prospectus. All forward-looking statements attributable to us or persons acting on our behalf are qualified by the following cautionary statements.

Substantial Leverage--Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

   The following chart shows certain important credit statistics as of the date or at the beginning of the period specified below.

                                                                  At December
                                                                    31, 1999
                                                                 --------------
      Total indebtedness........................................ $1,636 million
      Stockholders' deficit..................................... $(235) million
      Debt to total capitalization ratio........................       1.17:1.0

   Our substantial indebtedness could have important consequences to you. For example, it could:

  . make it more difficult for us to perform our obligations with respect to these notes;

  . increase our vulnerability to general adverse economic and industry conditions;

  . require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing amounts available for working capital, capital expenditures and other general corporate purposes;

  . limit our flexibility in planning for, or reacting to changes in our business and the industry in which we operate;

  . place us at a competitive disadvantage compared to our competitors that have less debt; and

  . limit, along with the financial and other restrictive covenants in our debt instruments, among other things, our ability to borrow additional funds.

Ability to Service Debt and Liquidity--We require a significant amount of cash to service our indebtedness. Our ability to generate cash depends on many factors beyond our control.

   Our ability to make payments on and to comply with the financial covenants contained in our debt instruments, including these notes, will depend on our future performance in general and more specifically on our ability to generate cash. Our ability to generate cash is subject to general economic, financial, legislative, competitive, regulatory and other factors that are beyond our control. For example, we have little or no control over the state of the economy, demand for and selling prices of our products, costs of our raw materials and legislation and other factors relating to our industry generally or to specific competitors.

   We generally expect to fund our debt service obligations (and the debt service obligations of our subsidiaries), capital expenditures and working capital requirements through funds generated from operations and additional borrowings under our credit facilities and securitization program. We cannot assure you that we will generate sufficient cash flow to meet our obligations under our indebtedness. Future borrowings may not be available to us under our credit facilities or otherwise in an amount sufficient to enable us to pay our debt instruments, including these notes, or to fund our other liquidity needs. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on our indebtedness, or if we fail to comply with various covenants contained in our debt instruments, we would be in default under the terms of our indebtedness. If we default under our indebtedness, the holders of the indebtedness could accelerate the maturity of the defaulted indebtedness which could cause defaults under other indebtedness or result in our bankruptcy.

Additional Borrowings Available--Despite current indebtedness levels, we may still be able to incur substantially more debt. This could further exacerbate the risks described above.

   We may be able to incur substantial additional indebtedness in the future. The terms of the indentures for these notes do not fully prohibit us from doing so. As of December 31, 1999, our credit facility and securitization program permitted additional borrowings of up to approximately $576 million. If new debt is added to our current debt levels, the related risks that we now face could intensify. See "Selected Consolidated Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Notes" for a further description of our additional borrowing ability.

Refinancing; Financing a Change in Control Offer--Upon a change of control, you have a right to be repaid. We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

   Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of these notes or that restrictions in our other indebtedness will not allow such repurchase. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a "change of control" under the indenture. See "Description of Notes--Repurchase of Notes Upon Change of Control" for a further discussion of our obligation to repurchase these notes upon a change of control.

Effective Subordination--Although your notes are referred to as "senior notes," they are effectively subordinated to our secured indebtedness.

   Our secured indebtedness has priority over these notes with respect to the assets securing the secured indebtedness. Although these notes, the guarantee and the indebtedness under our credit facility all constitute senior indebtedness, the notes and guarantee are unsecured and are effectively subordinated to the indebtedness under our secured credit facility. In the event of a liquidation, reorganization, bankruptcy or similar proceeding involving us, our assets which serve as collateral will be available to satisfy the obligations under any secured indebtedness before any payments are made on these notes. As of December 31, 1999, we had approximately $1,636 million of indebtedness outstanding, of which approximately $709 million constituted secured indebtedness.

Terms of the Notes--Restrictive covenants in various agreements including the indentures pursuant to which the notes were issued may restrict our ability to pursue our business strategies. Our ability to comply with these restrictions depends on many factors beyond our control.

   Various agreements, including the indentures pursuant to which these notes were issued, contain covenants that restrict, among other things, our ability to:

  .  incur indebtedness;

  .  pay dividends;

  .  engage in transactions with stockholders and affiliates,

  .  issue capital stock;

  .  create liens;

  .  sell assets;

  .  engage in mergers and consolidations; and

  .  make investments in unrestricted subsidiaries.

   Although the covenants in the indentures are generally designed to protect you from actions that could result in significant credit deterioration, the covenants are subject to various exceptions. These exceptions generally allow us to continue to operate our business without undue restraint and, therefore, are not total prohibitions with respect to the proscribed activities. For example, we could incur additional indebtedness that is secured or that is equal in rank to the notes in the future if we are able to satisfy the financial ratios required by the covenant restricting debt issuance. See "Description of Notes" for a further description of such exceptions.

Fraudulent Conveyance Matters--Federal and state statutes allow courts, under specific circumstances, to void indebtedness and guarantees thereof and require noteholders to return payments received from debtors and guarantors.

   Under federal bankruptcy and comparable provisions of state fraudulent transfer laws, the notes and the guarantees could be voided or subordinated if, at the time the indebtedness under the notes and the guarantees were incurred, among other things, JSC (U.S.) or JSCE, as the case may be:

  . was insolvent or was rendered insolvent by reason of the indebtedness incurred and payments made in connection herewith;

  . was engaged in a business or transaction for which our remaining assets constituted unreasonably small capital; or

  . intended to, or believed that we would, incur debts beyond our ability to pay such debts as they matured.

   The measure of insolvency for purposes of the fraudulent transfer laws vary depending upon the law of the jurisdiction being applied. Generally, however, a company would be considered insolvent if:

  . the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

  . if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

  .  it could not pay its debts as they become due.

   On the basis of historical financial information, recent operating history and other factors, we believe that the issuance of the notes and the guarantees will not constitute fraudulent transfers. However, we cannot assure you that a court passing on such issue would agree with our conclusions.

Product Pricing--Any future decreases in prices for our products would adversely affect our operating results and would adversely impact our ability to respond to competition or otherwise take advantage of business opportunities.

   The paperboard and packaging products industries are subject to cyclical changes in the economy and industry capacity. These changes can significantly impact the selling prices of our products and our profitability. The vast majority of our products are commodities which are subject to substantial price competition and volatility. Our sales and profitability have historically been more sensitive to price changes than changes in volume. Future decreases in prices for our products would adversely affect our operating results and, coupled with our highly leveraged financial position, would adversely impact our ability to respond to competition and to other conditions or to otherwise take advantage of business opportunities.

Raw Materials--We may be adversely affected by increases in costs of raw materials used in our industries.

   Wood fiber and recycled fiber, the principal raw materials used in the manufacture of our products, are purchased in highly competitive, price sensitive markets. The prices of and demand for these raw materials have historically been volatile. In addition, the supply and price of wood fiber in particular is dependent upon a variety of factors over which we have no control, such as environmental and conservation regulations, natural disasters and weather. A decrease in supply of wood fiber has caused higher wood fiber costs in some of the regions in which we purchase wood. In addition, the increase in demand of products manufactured from recycled fiber periodically has caused a significant increase in the cost of recycled fiber. Our cost of raw materials is likely to continue to fluctuate based upon supply and demand. An increase in such costs could have a material adverse effect on our financial condition and results of operation.

Competition--We could be adversely affected by competition.

   The paperboard and packaging products industries are highly competitive. Our competitors include large, vertically integrated paperboard and packaging products companies and numerous smaller companies. Certain of our competitors have significantly greater financial resources than us, and other large competitors may enter the market. In recent years, the paperboard and packaging products industries have each been consolidating, and we believe that this trend is likely to continue.

   The primary competitive factors in the paperboard and packaging products industries are price, design, quality and service. To the extent that one or more of our competitors becomes more successful with respect to any key competitive factor, our business could be materially adversely affected.

Environmental Matters--Our business is subject to various environmental regulations. Violations and costs of compliance with these regulations could adversely affect our business.

   Federal, state and local environmental requirements, particularly those relating to air and water quality, are a significant factor in our business. We face potential environmental liability:

  . as a result of violations of permits or similar authorizations that have occurred from time to time at our facilities;

  . for response costs at various sites with respect to which we have received notice that we may be a "potentially responsible party"; and

  . for contamination of certain properties we own, under the Comprehensive Environmental Response, Compensation and Liability Act, analogous state laws and other laws concerning hazardous substance contamination.

   Compliance with federal, state and local environmental requirements is a significant, on-going factor in our business. We have recorded charges for expenses relating to our potential liability for environmental compliance. While we believe that the recorded charges are adequate to cover our environmental liability, we cannot assure you that our actual expenditures relating to environmental matters will not exceed the recorded charges. Similarly, while we believe we are currently in material compliance with all applicable environmental laws and have adequately budgeted for future expenditures required to maintain such compliance, unforeseen significant expenditures in connection with compliance could have an adverse effect on our financial condition.

   The United States Environmental Protection Agency ("EPA") has finalized significant parts of a comprehensive rule governing the pulp, paper and paperboard industry (the "Cluster Rule"), which will require substantial capital expenditures to achieve compliance. We estimate, based on engineering studies done to date, that compliance with the Cluster Rule could require up to $130 million in capital expenditures over the next several years. However, we cannot predict the ultimate cost of complying with the regulations until further engineering studies are completed and additional regulations are finalized. We cannot predict the amount of capital expenditures that will be required to comply with future standards. Over the last three years we have averaged $17 million annually in capital expenditures related to environmental compliance and we estimate spending approximately $70 million in capital expenditures related to environmental compliance in 2000. A significant amount of the increased expenditures in 2000 will be due to compliance with the Cluster Rule and is included in the estimate of up to $130 million referenced above.

Significant Stockholders--Significant stockholders of our parent are able to significantly influence the vote on matters submitted to a vote of holders of its common stock. Their interests may conflict with your interests.

   Approximately 33% of the common stock of our parent company, Smurfit-Stone Container Corporation ("SSCC"), is owned by Smurfit International B.V. ("SIBV"), an affiliate of Jefferson Smurfit Group plc ("JS Group"), and certain other entities. These entities are able to significantly influence the vote on all matters submitted to a vote of SSCC's stockholders. The interests of these entities could conflict with your interests. The presence of the significant stockholders may also deter a potential acquiror from making a tender offer or otherwise attempting to obtain control of SSCC.

Liquidity or Trading Market for Notes--The notes are not listed for trading on any securities exchange and we cannot assure you that a trading market for the notes will continue.

   The notes are not listed for trading on any securities exchange or on any automated dealer quotation system. Morgan Stanley & Co. Incorporated currently makes a market in the notes. However, Morgan Stanley is not obligated to make a market for the notes and may discontinue or suspend such market-making at any time without notice at its sole discretion. Accordingly, no assurance can be given as to the liquidity of, or the trading market for, the notes. Further, the liquidity of, and trading market for, the notes may be adversely affected by declines and volatility in the market for debt securities generally as well as any changes in our financial performance or prospects.

                       RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth our ratio of earnings to fixed charges:

                                                        Year Ended December 31,
                                                        ------------------------
                                                        1999 1998 1997 1996 1995
                                                        ---- ---- ---- ---- ----
Ratio of earnings to fixed charges..................... 2.89 (a)  (a)  1.60 2.49

--------
(a) For the years ended December 31, 1998 and 1997, respectively, earnings were inadequate to cover fixed charges by $281 million and $27 million, respectively.

   For purposes of these calculations, earnings consist of income (loss) from continuing operations before income taxes, minority interests and extraordinary items and cumulative effect of accounting changes, plus fixed charges. Fixed charges consist of interest on indebtedness, amortization of deferred debt issuance costs and that portion of lease rental expense considered to be representative of the interest factors therein (deemed to be one-fourth of lease rental expense). Amounts exclude the discontinued operations of our Newsprint division.

   Statements describing the computation of the above ratios are exhibits to the registration statement of which this prospectus is a part.

                                USE OF PROCEEDS

   We will not receive any proceeds from sales by Morgan Stanley & Co. Incorporated ("Morgan Stanley") and Dean Witter Reynolds Inc. ("Dean Witter," and together with Morgan Stanley, "Morgan Stanley Dean Witter") of the notes.

                SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

   The following table sets forth selected consolidated financial data as of and for the years ended December 31, 1995, 1996, 1997, 1998 and 1999. This data should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and our consolidated financial statements and the related notes included elsewhere in this prospectus. The selected consolidated financial data presented under the captions "Summary of Operations" and "Other Financial Data" was derived from our consolidated financial statements, which were audited by independent auditors.

                                           Year Ended December 31,
                                   -------------------------------------------
                                   1999(a)  1998(b)   1997     1996     1995
                                   -------  -------  -------  -------  -------
                                   (in millions, except statistical data)
Summary of Operations (c)
Net sales......................... $ 3,295  $ 3,043  $ 2,957  $ 3,109  $ 3,704
Income (loss) from operations.....     226      (78)     176      333      598
Income (loss) from continuing
 operations before extraordinary
 item and cumulative effect of
 accounting change................     276     (171)     (19)      80      227
Discontinued operations, net of
 income tax provision.............       6       27       20       37       20
Net income (loss).................     272     (160)       1      112      243

Other Financial Data
Net cash provided by operating
 activities....................... $   103  $   117  $    88  $   380  $   393
Net cash provided by (used for)
 investing activities.............     829     (595)    (175)    (133)    (160)
Net cash provided by (used for)
 financing activities.............    (939)     484       87     (262)    (268)
Depreciation, depletion and
 amortization.....................     134      134      127      125      122
Capital investments and
 acquisitions.....................      69      265      191      129      170
Working capital...................      41      145       71       34       51
Property, plant, equipment and
 timberland, net..................   1,309    1,760    1,788    1,720    1,709
Total assets......................   2,736    3,174    2,771    2,688    2,783
Long-term debt....................   1,636    2,570    2,040    1,944    2,192
Stockholder's deficit.............    (235)    (538)    (374)    (375)    (487)

Statistical Data (tons in
 thousands)
Containerboard and solid bleached
 sulfate production (tons)........   1,781    2,163    2,214    2,250    2,176
Recycled boxboard production
 (tons)...........................     746      757      758      713      714
Corrugated shipments (billion sq.
 ft.).............................    29.1     29.9     31.7     30.0     29.4
Folding carton shipments (tons)...     582      536      488      474      476
Fiber reclaimed and brokered
 (tons)...........................   6,560    5,155    4,832    4,464    4,293
Number of employees...............  14,400   15,000   15,800   15,800   16,200

--------
(a) We recorded a pretax gain of $407 million on the sale of our timberlands in 1999.
(b) We recorded pretax charges of $310 million ($187 million after tax) in the fourth quarter of 1998, including $257 million of restructuring charges in connection with the merger of Stone Container Corporation ("Stone") with JSC Acquisition Corporation, a wholly-owned subsidiary of SSCC (the "Merger"), $30 million for settlement of our Cladwood(R) litigation and $23 million of Merger related costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a further description of such litigation and costs.
(c) The newsprint operations of Smurfit Newsprint Corporation, a wholly-owned subsidiary of JSC (U.S.) ("SNC"), are presented as a discontinued operation for all periods.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

   Market conditions and demand for containerboard and corrugated containers, our primary products, have historically been subject to cyclical changes in the economy and changes in industry capacity, both of which can significantly impact selling prices and our profitability.

   Containerboard market conditions were generally weak from 1996 to 1998 due primarily to excess capacity within the industry. Linerboard prices, which peaked in 1995 at approximately $535 per ton, declined dramatically thereafter, reaching a low of $310 per ton in April 1997. Corrugated container prices followed this same pricing trend during the period with somewhat less fluctuation. Prices remained at reduced levels through the end of 1998.

   During the second half of 1998, the containerboard industry took extensive economic downtime, resulting in a significant reduction in inventory levels. In addition, several paper companies, including us, permanently shut down paper mill operations approximating 6% of industry capacity. The balance between supply and demand improved as a result of the shutdowns, and inventories remained low throughout 1999. Corrugated container shipments for the industry were strong in 1999, increasing approximately 2% compared to 1998. Based on these developments, we implemented two price increases during 1999, totaling $90 per ton for linerboard, bringing the price at the end of 1999 to $430 per ton. In addition, we implemented a $50 per ton price increase in February 2000 for linerboard.

   Market conditions in the folding carton and boxboard mill industry, which were weak in 1998, began to strengthen in the second half of 1999. Demand for recycled boxboard and solid bleached sulfate improved gradually and we were able to implement price increases in the fourth quarter of 1999. On average, prices were lower in 1999 as compared to 1998. Shipments of folding cartons for the industry increased 2% compared to 1998 and mill operating rates were higher.

   Wood fiber and recycled fiber are the principal raw materials used in the manufacture of our products. Fiber supplies can vary widely at times and are highly dependent upon the demand of paper mills. Wood fiber and reclaimed fiber prices declined in 1998 due primarily to the lower demand brought about by extensive economic downtime taken by the containerboard industry in 1998. The price of old corrugated containers, the principal grade used in recycled containerboard mills, declined in 1998 to its lowest level in five years. Our average wood fiber cost in 1999 declined approximately 6% compared to 1998 due primarily to the number of permanent mill closures in those areas where we compete for wood. Recycled fiber prices increased approximately 11% compared to 1998, primarily as a result of stronger export demand.

Restructuring and Merger

   As previously discussed, a wholly-owned subsidiary of SSCC merged with Stone on November 18, 1998 (the "Merger"). In connection with the Merger, SSCC restructured its operations. The restructuring included the shutdown of approximately 1.1 million tons, or 15%, of SSCC's North American containerboard mill capacity and approximately 400,000 tons of SSCC's market pulp capacity. During the fourth quarter of 1998, we recorded a pretax charge of $257 million for restructuring costs related to the permanent shutdown on December 1, 1998 of certain JSC (U.S.) mill operations and related facilities in connection with the Merger. Three JSC (U.S.) containerboard mills with capacity of approximately 700,000 tons were closed. The restructuring charge of $257 million included provisions for costs for JSC (U.S.) associated with (1) adjustment of property, plant and equipment of closed facilities to fair value less costs to sell of $179 million, (2) facility closure costs of $42 million,
(3) severance related costs of $27 million and (4) other Merger-related costs of $9 million. As part of our continuing evaluation of all areas of our business in connection with our Merger integration, we recorded a $9 million restructuring charge in 1999 related to the permanent shutdown of eight additional JSC (U.S.) facilities. The 1999 restructuring charge included restructuring expense of $14 million related to the closures and a reduction in 1998 exit liabilities of $5 million.

   The exit liabilities remaining for us as of December 31, 1999 consisted of approximately $29 million of anticipated cash expenditures. Since the Merger, through December 31, 1999, approximately $42 million (59%) of the cash expenditures were incurred, the majority of which related to severance and facility closure cost. Future cash outlays for restructuring are anticipated to be $9 million in 2000, $4 million in 2001 and $16 million thereafter. The remaining cash expenditures will continue to be funded through operations as originally planned. Additional restructuring charges are expected in 2000 as management finalizes its plans.

Results of Operations

Segment Data

                                        1999           1998           1997
                                   -------------- -------------- --------------
                                    Net   Profit/  Net   Profit/  Net   Profit/
                                   Sales  (Loss)  Sales  (Loss)  Sales  (Loss)
                                   ------ ------- ------ ------- ------ -------
                                                  (in millions)
Containerboard & corrugated
 containers....................... $1,734  $ 177  $1,696  $ 113  $1,607  $  56
Boxboard and folding cartons......    836     62     784     67     752     68
Reclamation.......................    437     13     265     (1)    292      6
Other operations..................    288     29     298     33     306     33
                                   ------  -----  ------  -----  ------  -----
  Total operations................ $3,295    281  $3,043    212  $2,957    163
                                   ======         ======         ======
Restructuring charge..............            (9)          (257)
Interest expense, net.............          (175)          (196)          (196)
Other, net........................           365            (38)            11
                                           -----          -----          -----
Income (loss) from continuing
 operations before income taxes,
 extraordinary item and cumulative
 effect of accounting change......         $ 462          $(279)         $ (22)
                                           =====          =====          =====

--------
Other, net includes, among other things, corporate expenses and gains or losses on asset sales.

1999 Compared to 1998

   Net sales of $3,295 million for 1999 were higher than 1998 by 8% due primarily to higher sales volumes and improvements in sales prices. Operating profits of $281 million for 1999 were $69 million higher than 1998 due primarily to higher sales prices. Other, net in 1999 improved $403 million compared to 1998 due primarily to gain on sale of assets in 1999. Income from continuing operations before income taxes, extraordinary item and cumulative effect of accounting change was $462 million in 1999 as compared to a loss of $279 million in 1998. The increases (decreases) in net sales for each of our segments is shown in the chart below.

                                         1999 Compared to 1998
                         -----------------------------------------------------
                         Containerboard Boxboard
                          & Corrugated  & Folding               Other
                           Containers    Cartons  Reclamation Operations Total
                         -------------- --------- ----------- ---------- -----
                                             (in millions)
Increase (decrease) due
 to:
  Sales prices and
   product mix..........     $  83         $(9)      $ 38        $  1    $ 113
  Sales volume..........        35          61        152         (11)     237
  1998 acquisition......        26                                          26
  Sold or closed
   facilities...........      (106)                   (18)                (124)
                             -----         ---       ----        ----    -----
Net increase
 (decrease).............     $  38         $52       $172        $(10)   $ 252
                             =====         ===       ====        ====    =====

Containerboard and Corrugated Containers Segment

   Net sales of $1,734 million for 1999 increased by 2% compared to 1998. The benefit from the improvement in sales prices was partially offset by plant closures resulting from the Merger. Profits improved by $64 million compared to 1998 to $177 million in 1999 due primarily to the higher sales prices and the effects of the Merger. We were able to implement two price increases for containerboard in 1999, totaling $90 per ton for linerboard and $130 per ton for medium. On average, linerboard and corrugated container prices increased 8% and 9%, respectively, compared to 1998. The increase in corrugated prices reflects the price increases implemented and our strategy to rationalize customer mix. Solid bleached sulfate prices were lower than 1998 by 3%.

   Containerboard production of 1,592,000 tons in 1999 declined as compared to 1998 due primarily to the permanent shutdown of three JSC (U.S.) containerboard mills. Production for 1999 was favorably impacted by the acquisition of a containerboard machine from JS Group in November 1998 (the "Fernandina No. 2 Paper Machine"). Solid bleached sulfate shipments were higher than 1998 by 2%. Corrugated container sales volume declined compared to 1998 by 4% due primarily to plant closures and the rationalization of customer mix. Cost of goods sold as a percent of net sales decreased from 85% in 1998 to 81% in 1999 due primarily to higher sales prices, plant shutdowns and cost saving initiatives undertaken in connection with the Merger.

Boxboard and Folding Cartons Segment

   Net sales for 1999 increased by 7% compared to 1998 while profits decreased by $5 million to $62 million. The sales increase was due primarily to higher sales volume of folding cartons, which increased by 9% compared to 1998. Boxboard shipments increased by 1% compared to 1998. On average, boxboard prices were lower than 1998 by 9% and folding carton prices were comparable to 1998. Cost of goods sold as a percent of net sales increased from 83% in 1998 to 84% in 1999 due primarily to the effect of lower sales prices and higher reclaimed fiber costs.

Reclamation Segment

   Net sales for 1999 increased 65% compared to 1998 due primarily to higher sales volume resulting from the Merger and higher sales prices. Compared to 1998, the average price of old corrugated containers increased approximately 11% and the total tons of fiber reclaimed and brokered increased 27% due to the additional fiber requirements resulting from the Merger. Profits increased $14 million compared to 1998 due primarily to higher sales prices. Cost of goods sold as a percent of net sales for 1999 was comparable to 1998.

Other Operations

   Other operations include specialty packaging and Cladwood(R) operations. Net sales and profits in 1999 were comparable to 1998.

Costs and Expenses

   Cost of goods sold for 1999 in our Consolidated Statements of Operations increased compared to 1998 due primarily to costs associated with the increase in sales of the reclamation segment, the addition of the Fernandina No. 2 Paper Machine and higher LIFO expense. Cost of goods sold in 1999 was favorably impacted by the plant closures in 1998. Our overall cost of goods sold as a percent of net sales in 1999 was comparable to 1998.

   Selling and administrative expenses as a percent of net sales decreased from 11% in 1998 to 9% in 1999. Selling and administrative expenses for 1999 included expenses of $26 million related to the cashless exercise of SSCC stock options under the Jefferson Smurfit Corporation stock option plan. In 1998, we expensed $30 million for the class action settlement of certain litigation and $23 million of other Merger-related cost.

   Interest expense, net in 1999 declined compared to 1998. Interest expense, net includes interest income, which consists primarily of interest earned on our intercompany loan made to SSCC in November 1998 in connection with the Merger. Interest income was $52 million for 1999 compared to $6 million in 1998. While our average debt level for 1999 was higher compared to 1998 due primarily to borrowings related to the Merger, the higher level of interest income more than offset the increase in interest expense. Our overall average effective interest rate in 1999 was comparable to 1998.

   Other, net in our Consolidated Statements of Operations for 1999 included a gain on the sale of our timberlands of $407 million.

   We recorded income tax expense of $186 million in 1999. The effective rate for the period differed from the federal statutory tax rate due to several factors, the most significant of which was state income taxes. At December 31, 1999 we had approximately $95 million of net operating loss carryforwards for U.S. federal income tax purposes that expire in 2018, with a tax value of $33 million. At December 31, 1999, we had approximately $43 million of net operating loss carryforwards for state purposes that expire in the years 2000 through 2019. A valuation allowance of $10 million has been established for a portion of these deferred tax assets. For information concerning income taxes as well as information regarding the differences between effective tax rates and statutory rates, see Note 7 of the Notes to Consolidated Financial Statements included in this prospectus.

Discontinued Operations

   In February 1999, we adopted a formal plan to sell the operating assets of our subsidiary, SNC. We subsequently decided to continue to operate our Cladwood(R) business. Accordingly, SNC's newsprint results are accounted for as a discontinued operation for all periods presented in our Consolidated Statements of Operations. In November 1999, we sold our Newberg, Oregon newsprint mill for approximately $211 million (see "Liquidity and Capital Resources"). We are in negotiations to transfer ownership of the Oregon City mill and do not expect to realize any significant proceeds from the transaction. Transfer of the Oregon City mill will complete the disposition of our newsprint business.

   The 1999 results for the discontinued operations included the realized gain on the sale of the Newberg mill, an expected loss on the transfer of the Oregon City mill, the actual results from the measurement date through December 31, 1999 and the estimated losses on the Oregon City mill through the expected disposition date.

1998 Compared to 1997

   Net sales of $3,043 million and operating profits of $212 million were higher than 1997 by 3% and 30%, respectively, due primarily to higher sales prices. The increases (decreases) in net sales for our segments are shown in the chart below.

                                           1998 Compared to 1997
                           -----------------------------------------------------
                           Containerboard Boxboard
                            & Corrugated  & Folding               Other
                             Containers    Cartons  Reclamation Operations Total
                           -------------- --------- ----------- ---------- -----
                                               (in millions)
Increase (decrease) due
 to:
  Sales prices and
   product mix...........       $146        $(13)      $(59)       $11      $85
  Sales volume...........        (63)         45         34        (12)       4
  Acquisitions...........          9                                          9
  Sold or closed
   facilities............         (3)                    (2)        (7)     (12)
                                ----        ----       ----        ---      ---
Net increase (decrease)..       $ 89        $ 32       $(27)       $(8)     $86
                                ====        ====       ====        ===      ===

Containerboard and Corrugated Containers Segment

   Net sales of the Containerboard and Corrugated Containers segment increased 6% compared to 1997 to $1,696 million and segment profits increased $57 million compared to 1997 to $113 million. The increases in net sales and profits were primarily the result of increased sales prices. Containerboard and corrugated container prices were higher in 1998 by 16% and 11%, respectively, compared to 1997. SBS prices declined 2% during the period. Containerboard sales volume in 1998 declined 2% compared to 1997 due primarily to the closure of three containerboard mills, effective December 1, 1998 and higher levels of economic downtime. We also had 28 days of downtime in 1997 at our Brewton, Alabama mill associated with a rebuild and upgrade of our mottled white paper machine. Sales volume for corrugated containers declined 6% compared to 1997 due to our strategy to rationalize customer mix. Cost of goods sold as a percent of net sales decreased from 88% in 1997 to 85% in 1998 due primarily to the higher sales prices in 1998.

Boxboard and Folding Cartons Segment

   Net sales of the Boxboard and Folding Cartons segment increased 4% compared to 1997 to $784 million and segment profits declined $1 million compared to 1997 to $67 million. The increase in net sales was due primarily to increased sales volume of folding cartons. Folding carton sales volume increased 10% compared to 1997, reflecting growth in new business acquired near the end of 1997. Sales volume for the boxboard mills declined 1% compared to 1997. Boxboard prices were higher in 1998 on average, increasing 3% compared to 1997. Folding carton prices declined 3%, reflecting the change in product mix related to the new business acquired. Cost of goods sold as a percent of net sales for 1998 was comparable to 1997.

Reclamation Segment

   Net sales of the Reclamation segment declined 9% compared to 1997 to $265 million and segment profit decreased $7 million compared to 1997 to a loss of $1 million. The decreases were due to lower prices. On average, sales prices for reclaimed fiber were 16% lower in 1998 compared to 1997. The decline in price was due to the reduced demand for fiber. In spite of the downturn in domestic demand, we were able to increase overall sales volume nearly 7% over 1997 by increasing foreign sales and supply positions with major domestic customers. Cost of goods sold as a percent of net sales increased from 87% in 1997 to 89% in 1998 due to the lower sales prices in 1998.

Costs and Expenses

   Cost of goods sold as a percent of net sales declined from 86% in 1997 to 84% in 1998 due primarily to the effects of the Merger and lower LIFO expense. Selling and administrative expenses as a percent of net sales increased from 8% in 1997 to 11% in 1998. Selling and administrative expenses in 1998 included a $30 million pretax charge for the class action settlement of certain litigation and $23 million of Merger-related costs.

   Subsequent to an understanding reached in December 1998, we and SNC entered into a Settlement Agreement in January 1999 to implement a nationwide class action settlement of claims involving Cladwood(R). We recorded a $30 million pretax charge in 1998 for amounts SNC agreed to pay into a settlement fund for administrative costs, plaintiffs' attorneys' fees, class representative payments and other costs. We believe our reserve is adequate to pay eligible claims. However, the number of claims, and the number of potential claimants who choose not to participate in the settlement, could cause us to re-evaluate whether the liabilities in connection with the Cladwood(R) cases could exceed established reserves.

   Interest expense, net for 1998 was $196 million, the same as for 1997. The average effective interest rate for our outstanding debt was lower in 1998, offsetting the impact of higher average debt levels outstanding.

   We recorded an income tax benefit of $108 million in 1998. The effective tax rate for the period differed from the federal statutory tax rate due to several factors, the most significant of which was state income taxes.

Discontinued Operations

   As explained above, SNC's newsprint results are reflected as discontinued operations for all periods presented in our Consolidated Statements of Operations. We had income from discontinued operations, net of tax, for 1998 of $27 million compared to $20 million in 1997. Net sales for discontinued operations amounted to $303 million and $281 million for 1998 and 1997, respectively.

Liquidity and Capital Resources

   In 1999, proceeds from the sale of assets of $873 million, net cash provided by operating activities of $103 million and proceeds of $25 million received from SSCC in partial repayment of its intercompany loan were used to fund property additions of $69 million and net debt payments of $939 million.

   In October 1999, we sold 820,000 acres of owned timberland and assigned our rights to 160,000 acres of leased timberlands to a third party for $710 million, comprised of $225 million of cash and $485 million of installment notes. The installment notes were monetized in a financing transaction completed in November 1999, resulting in proceeds of $430 million. The proceeds from the sale were used to pay down borrowings under the credit facility entered into by JSC (U.S.) in March 1998 (the "1998 Credit Agreement"). A bankruptcy remote qualified special purpose entity holds the installment notes. The monetization transaction was accounted for under Statement of Financial Accounting Standards ("SFAS") No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Accordingly, the financial assets transferred to this qualifying special purpose entity and the liabilities of that entity are not included in our consolidated financial statements (see Note 4 of the Notes to Consolidated Financial Statements included in this prospectus).

   In November 1999, we sold the Newberg, Oregon newsprint mill. Proceeds of approximately $211 million were used to pay down borrowings under the 1998 Credit Agreement.

Financing Activities

   In October 1999, JSC (U.S.) amended the 1998 Credit Agreement to, among other things:

  .  permit the sale of the timberlands operations and the Newberg mill;

  . permit the cash proceeds from these asset sales to be applied as prepayments against the 1998 Credit Agreement;

  .  ease certain quarterly financial covenants for 1999 and 2000; and

  .  permit certain prepayments of other indebtedness.

   The 1998 Credit Agreement contains various business and financial covenants including, among other things:

  .  limitations on dividends, redemptions and repurchases of capital stock;

  .  limitations on the incurrence of indebtedness;

  .  limitations on capital expenditures; and

  .  maintenance of certain financial covenants.

   The 1998 Credit Agreement also requires prepayments if JSC (U.S.) has excess cash flows, as defined, or receives proceeds from certain asset sales, insurance, issuance of equity securities or incurrence of certain indebtedness. The obligations under the 1998 Credit Agreement are unconditionally guaranteed by us and certain of our subsidiaries. The obligations under the 1998 Credit Agreement are secured by a security interest in substantially all of the assets of JSC (U.S.). Such restrictions, together with our highly leveraged position, could restrict corporate activities, including our ability to respond to market conditions, to provide for unanticipated capital expenditures or to take advantage of business opportunities.

   We expect internally generated cash flows and existing financing resources will be sufficient for the next several years to meet our obligations, including debt service, restructuring payments, expenditures under the Cluster Rule and capital expenditures. Scheduled debt payments in 2000 and 2001 are $12 million and $9 million, respectively, with increasing amounts thereafter. Capital expenditures for 2000 are expected to be approximately $85 million. We expect to use any excess cash provided by operations to make further debt reductions. As of December 31, 1999, we had $485 million of unused borrowing capacity under the 1998 Credit Agreement and $91 million of unused borrowing capacity under our $315 million accounts receivable securitization program, subject to JSC (U.S.)'s level of eligible accounts receivable.

Year 2000

   The year 2000 problem concerned the inability of computer systems and devices to properly recognize and process date-sensitive information when the year changed to 2000. We depend upon our information technology ("IT") and non-IT (used to run manufacturing equipment that contain embedded hardware or software that must handle dates) to conduct and manage our business.

   We utilized both internal and external resources to evaluate the potential impact of the year 2000 problem and established a year 2000 program management office to guide and coordinate the efforts of our operating units in developing and executing our plan. The year 2000 program management office instituted a seven-phase approach, which enabled us to identify all systems and devices that were determined to be susceptible to the year 2000 problem. Corrective actions were initiated and affected systems or devices were replaced, repaired or upgraded. Through December 31, 1999, we spent approximately $39 million to correct the year 2000 problem. We do not expect to spend any significant amounts in the future on year 2000 related problems.

   Subsequent to midnight on December 31, 1999, the rollover date, our financial and administrative systems, communication links, and process control systems, which control and monitor production, power, emissions and safety, were verified for operational capability. Only minor issues relating to these systems were noted. We have conducted and managed normal business operations as planned since the rollover date and have not experienced any loss of production at any mill or converting facility as a result of the year 2000 problem. Minor issues, which surfaced at mills and converting facilities, were addressed and resolved typically within one day. We were able to provide customers, upon request, verification of operational capability on January 1, 2000. Furthermore, we are not adversely impacted by any disruption of raw materials, supplies or services provided by key vendors or suppliers.

   Our year 2000 program management office continues to check for year 2000 issues. However, given the amount of system activity since the rollover date, we do not expect any major problems related to the year 2000 problem.

Environmental Matters

   Our operations are subject to extensive environmental regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over our foreign operations. We have made, and expect to continue to make, significant capital expenditures to comply with water, air and solid and hazardous waste regulations. Capital expenditures for environmental control equipment and facilities were approximately $15 million in 1999 and $10 million in 1998. We anticipate that environmental capital expenditures will approximate $70 million in 2000. The majority of the expenditures after 1999 relate to amounts that we currently anticipate will be required to comply with the Cluster Rule. In November 1997, the EPA issued the Cluster Rule, which made existing requirements for discharge of wastewaters under the Clean Water Act more stringent and imposed new requirements on air emissions under the Clean Air Act for the pulp and paper industry. Though the final rule is still not fully promulgated, we currently believe we will be required to make capital expenditures of up to $120 million during the next several years in order to meet the requirements of the new regulations. Also, additional operating expenses will be incurred as capital installations required by the Cluster Rule are put into service.

   In addition, we are subject to litigation and governmental proceedings regarding environmental matters in which compliance action and injunctive and/or monetary relief is sought. We have been named as a potentially responsible party at a number of sites which are the subject of remedial activity under the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") or comparable state laws. Although we are subject to joint and several liability imposed under CERCLA, at most of the multi-potentially responsible party sites there are organized groups of potentially responsible parties and costs are being shared among potentially responsible parties. Payments related to clean-up at existing and former operating sites and CERCLA sites were not material to our liquidity during 1999. Future environmental regulations may have an unpredictable adverse effect on our operations and earnings, but they are not expected to adversely affect our competitive position.

   Although capital expenditures for environmental control equipment and facilities and compliance costs in future years will depend on engineering studies and legislative and technological developments which cannot be predicted at this time, such costs could increase as environmental regulations become more stringent. Environmental expenditures include projects which, in addition to meeting environmental concerns, may yield benefits to us in the form of increased capacity and production cost savings. In addition to capital expenditures for environmental control equipment and facilities, other expenditures incurred to maintain environmental regulatory compliance, including any remediation, represent ongoing costs to us.

Effects of Inflation

   Although inflation has slowed in recent years, it is still a factor in the economy and we continue to seek ways to mitigate its impact to the extent permitted by competition. Inflationary increases in operating costs have been moderate since 1996, and have not had a material impact on our financial position or operating results during the last three years. We use the last-in, first-out method of accounting for approximately 83% of our inventories. Under this method, the cost of products sold reported in the financial statements approximates current costs and thus provides a closer matching of revenue and expenses in periods of increasing costs. On the other hand, depreciation charges represent the allocation of historical costs incurred over past years and are significantly less than if they were based on the current cost of productive capacity being consumed.

Prospective Accounting Standards

   In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. SFAS No. 133 is effective for all quarters of fiscal years beginning after June 15, 2000. We are currently assessing what the impact of SFAS No. 133 will be on our future earnings and financial position.

Quantitative and Qualitative Disclosures About Market Risk

   Our earnings and cash flows are significantly affected by the amount of interest on our indebtedness. Our financing arrangements include both fixed and variable rate debt in which changes in interest rates will impact the fixed and variable debt differently. A change in the interest rate of fixed rate debt will impact the fair value of the debt whereas a change in the interest rate on the variable rate debt will impact interest expense and cash flows. Management's objective is to protect us from interest rate volatility and reduce or limit interest expense within acceptable levels of market risk. To mitigate the impact of fluctuations in interest rates, we periodically enter into interest rate swaps, caps or options to hedge interest rate exposure. We do not utilize derivatives for speculative or trading purposes. Any derivative would be specific to the debt instrument, contract or transaction, which would determine the specifics of the hedge. At December 31, 1999 there were no derivative contracts outstanding.

   The table below presents principal amounts by year of anticipated maturity for our debt obligations and related average interest rates base on the weighted average interest rates at the end of the period. Variable interest rates disclosed do not attempt to project future interest rates. This information should be read in conjunction with Note 5 to the Notes to Consolidated Financial Statements which are included in this prospectus.

Short and Long-Term Debt Outstanding as of December 31, 1999

                                                                          Fair
                              2000 2001 2002 2003 2004 Thereafter Total  Value
                              ---- ---- ---- ---- ---- ---------- ------ ------
                                                (in millions)
Bank term loans and
 revolver--
  8.9% average interest rate
   (variable)................ $    $    $ 51 $ 51 $ 76    $262    $  440 $  441
U.S. accounts receivable
 securitization--
  5.94% average interest rate
   (variable)................            224                         224    224
Senior notes--
  10.36% average interest
   rate (fixed)..............            100  500  300               900    927
U.S. industrial revenue
 bonds--
  7.28% average interest rate
   (fixed)...................   3               4           24        31     31
Other........................   9    9    11    5    2       5        41     41
                              ---  ---  ---- ---- ----    ----    ------ ------
  Total Debt................. $12  $ 9  $386 $560 $378    $291    $1,636 $1,664
                              ===  ===  ==== ==== ====    ====    ====== ======

                                    BUSINESS

General

   JSCE is a wholly-owned subsidiary of SSCC. On November 18, 1998, JSC Acquisition Corporation, a wholly-owned subsidiary of SSCC, was merged with and into Stone. As a result of the merger, Stone became a 100% owned subsidiary of SSCC. SSCC continues to own 100% of the equity interest of JSCE. SSCC has no operations other than its investment in JSCE and Stone. JSCE owns 100% of the equity interest in JSC (U.S.). JSCE has no operations other than its investment in JSC (U.S.). JSC (U.S.) has extensive operations throughout the United States.

   We are a large, integrated producer of containerboard, corrugated containers and other packaging products. We believe our high level of integration enhances our ability to respond quickly and efficiently to customers and to fill orders on short lead times. We operate in three major business segments:

  .  Containerboard and Corrugated Containers;

  .  Boxboard and Folding Cartons; and

  .  Reclamation.

   For the year ended December 31, 1999, we had net sales of $3,295 million and net income of $272 million. For a summary of revenues, profits, identifiable assets, capital expenditures and depreciation, depletion and amortization for each of our segments, see Note 14, "Business Segment Information" of the Notes to Consolidated Financial Statements contained in this prospectus.

Containerboard and Corrugated Containers Segment

   The primary products of our Containerboard and Corrugated Containers segment include corrugated containers, containerboard and solid bleached sulfate. This segment includes four paper mills and 48 container plants located in the United States. Sales for the Containerboard and Corrugated Containers segment in 1999 were $1,774 million (including $40 million of intersegment sales). Production of our containerboard mills and sales of our corrugated container facilities for the last three years were:

                                                               1999  1998  1997
                                                               ----- ----- -----
      Tons produced (in thousands)
        Containerboard........................................ 1,592 1,978 2,024
        Solid bleached sulfate................................   189   185   190
      Corrugated containers sold (in billion sq. ft)..........  29.1  29.9  31.7

   Our containerboard mills produce a full line of containerboard, which for 1999 included 985,000 tons of unbleached kraft linerboard, 324,000 tons of mottled white linerboard and 283,000 tons of recycled medium. Our containerboard mills and corrugated container operations are highly integrated, with the majority of containerboard produced by us used internally by our corrugated container operations. In 1999, our container plants consumed 1,930,000 tons of containerboard.

   Corrugated containers are used to ship diverse products such as home appliances, electric motors, small machinery, grocery products, produce, books, tobacco and furniture and for many other applications, including point of purchase displays. We provide innovative packaging solutions, stressing the value-added aspects of our corrugated containers, including labeling and multi-color graphics to differentiate our products and respond to customer requirements. Our container plants are located nationwide, serving local customers and large national accounts.

   We also produce SBS, a portion of which is consumed internally by our folding carton plants.

Boxboard and Folding Cartons Segment

   The Boxboard and Folding Cartons segment's primary products are coated recycled boxboard and folding cartons. Sales for this segment in 1999 were $836 million.

   Production of coated recycled boxboard in 1999, 1998 and 1997 by our boxboard mills was 581,000, 582,000, and 585,000 tons, respectively. Our boxboard and folding carton operations are integrated, with the majority of tons produced by our boxboard mills used internally by our folding carton operations. In 1999, our folding carton plants consumed 637,000 tons of recycled boxboard, solid bleached sulfate and coated natural kraft representing an integration level of approximately 78%.

   Folding cartons are sold to manufacturers of consumable goods, especially food, beverage, detergents, paper products and other consumer products. Our folding carton plants offer extensive converting capabilities, including web and sheet lithographic, rotogravure and flexographic printing, laminating and a full line of structural and graphic design services tailored to specific technical requirements, as well as photography for packaging, sales promotion concepts, and point of purchase displays. Folding cartons are used primarily to provide point of purchase advertising while protecting customers' products. We make folding cartons for a wide variety of applications, including food and fast foods, detergents, paper products, beverages, health and beauty aids and other consumer products. Customers range from small local accounts to large national accounts. Our folding carton plants are located nationwide. Folding carton sales volumes for 1999, 1998 and 1997 were 582,000, 536,000 and 488,000 tons, respectively.

   We have focused our capital expenditures and our marketing activities in this segment to support a strategy of enhancing product quality as it relates to packaging graphics, increasing flexibility while reducing customer lead time and assisting customers in innovative package designs.

Reclamation Segment

   Our reclamation operations procure fiber resources for our paper mills as well as those of other producers. We operate reclamation facilities that collect, sort, grade and bale recovered paper. We also collect aluminum and glass. In addition, we operate a nationwide brokerage system whereby we purchase and resell recovered paper to our recycled paper mills and other producers on a regional and national contract basis. Brokerage contracts provide bulk purchasing, resulting in lower prices and cleaner recovered paper. Many of the reclamation facilities are located close to our recycled paper mills, ensuring availability of supply with minimal shipping costs. Tons of recovered paper collected for 1999, 1998 and 1997 were 6,560,000, 5,155,000 and 4,832,000, respectively. Our sales of recycled materials in 1999 were $563 million (including $126 million of intersegment sales).

Other Products

   Specialty Packaging

   We produce a wide variety of specialty packaging products including uncoated recycled boxboard, papertubes and cores, solid fiber partitions and consumer packaging. Papertubes and cores are used primarily for paper, film and foil, yarn carriers and other textile products and furniture components. Flexible packaging, paper and metallized paper labels and heat transfer labels are used in a wide range of consumer product applications. In addition, a contract packaging plant provides custom contract packaging services including cartoning, bagging, liquid-filling or powder-filling and high-speed overwrapping. We produce high-quality rotogravure cylinders and have a full-service organization experienced in the production of color separations and lithographic film for the commercial printing, advertising and packaging industries. In 1999, our sales of specialty packaging products were $286 million (including $19 million of intersegment sales).

   Cladwood(R)

   Cladwood(R) is a wood composite panel used by the housing industry, manufactured from sawmill shavings and other wood residuals and overlaid with recycled newsprint. SNC has two Cladwood(R) plants located in Oregon. Sales for Cladwood(R) in 1999 were $21 million.

   Newsprint

   We are in the process of divesting the newsprint mills owned by SNC, and accordingly, its newsprint operations located in Newberg and Oregon City, Oregon have been accounted for as a discontinued operation. The Newberg mill was sold in November 1999.

   We are in negotiations to transfer ownership of the Oregon City mill and do not expect to realize any significant proceeds from the transaction.

   In 1999, SNC produced approximately 510,000 metric tons and sold $235 million of newsprint. For the past three years, an average of approximately 42% of SNC's newsprint production was sold to the Times Mirror Company pursuant to a long-term newsprint agreement.

Fiber Resources

   Wood fiber and recycled fiber are the principal raw materials used in the manufacture of our paper products. We satisfy virtually all of our needs for wood fiber through purchases on the open market or under supply agreements and essentially all of our needs for recycled fiber through the operation of our reclamation facilities and nationwide brokerage system.

   Wood fiber and recycled fiber are purchased in highly competitive, price-sensitive markets, which have historically exhibited price and demand cyclicality. A decrease in the supply of wood fiber due to conservation regulation has caused, and will likely continue to cause, higher wood fiber costs in some of the regions in which we procure wood fiber. Fluctuations in supply and demand for recycled fiber have from time to time caused tight supplies of recycled fiber, and at those times we have experienced an increase in the cost of such fiber. While we have not experienced any significant difficulty in obtaining wood fiber and recycled fiber in proximity to our mills, we cannot assure you that this will continue to be the case for any or all of our mills.

   In October 1999, we sold 820,000 acres of owned timberland and assigned our rights to 160,000 acres of leased timberland in the southeastern United States. As part of the sales agreement, JSC (U.S.) entered into a two-year supply contract with the buyer to purchase 1.4 million tons of timber during 2000 and 2001 at prevailing market prices.

Marketing

   Our marketing strategy is to sell a broad range of paper-based packaging products to marketers of industrial and consumer products. In managing the marketing activities of our paperboard mills, we seek to meet the quality and service needs of the customers of our package converting plants at the most efficient cost, while balancing those needs against the demands of our open market customers. Our converting plants focus on supplying both specialized packaging with high value graphics that enhance a product's market appeal and high volume sales of commodity products. We also seek to serve a broad customer base for each of our segments and as a result serve thousands of accounts from our plants. Each plant has its own sales force, and many have product design engineers and other service professionals who are in close contact with customers to respond to their specific needs. We complement the local plants' marketing and service capabilities with regional and national design and service capabilities, as well as national sales offices for customers who purchase through a centralized purchasing office. National account business may be allocated to more than one plant because of production capacity and equipment requirements.

   Our business is not dependent upon a single customer or upon a small number of major customers. We do not believe that the loss of any one customer would have a material adverse effect on our profitability.

Competition

   The markets in which we sell our principal products are highly competitive and comprised of many participants. Although no single company is dominant, we do face significant competitors in each of our businesses. Our competitors include large vertically integrated companies as well as numerous smaller companies. The industries in which we compete have historically been sensitive to price fluctuations brought about by shifts in industry capacity and other cyclical industry conditions. Other competitive factors include design, quality and service, with varying emphasis depending on product line.

Backlog

   Demand for our major product lines is relatively constant throughout the year and seasonal fluctuations in marketing, production, shipments and inventories are not significant. Backlogs are not a significant factor in the industry. We do not have a significant backlog of orders, as most orders are placed for delivery within 30 days.

Research and Development

   Our research and development center uses state-of-the-art technology to assist all levels of the manufacturing and sales processes from raw materials supply through finished packaging performance. Research programs have provided improvements in coatings and barriers, stiffeners, inks and printing. The technical staff conducts basic, applied and diagnostic research, develops processes and products and provides a wide range of other technical services. We actively pursue applications for patents on new inventions and designs and attempt to protect our patents against infringement. Nevertheless, we believe that our success and growth are more dependent on the quality of our products and our relationships with our customers than on the extent of our patent protection. We hold or are licensed to use certain patents, licenses, trademarks and tradenames on products, but do not consider that the successful continuation of any material aspect of our business is dependent upon such patents.

Employees

   We had approximately 14,400 employees at December 31, 1999, of whom approximately 8,900 (62%) are represented by collective bargaining units. The expiration dates of union contracts for our major paper mill facilities are as follows: the Brewton, Alabama mill, expiring in October 2002 and the Fernandina Beach, Florida mill, expiring in June 2003. We believe that our employee relations are generally good and are currently in the process of bargaining with unions representing production employees at a number of our facilities. While the terms of these agreements may vary, we believe that the material terms of our collective bargaining agreements are customary for the industry and the type of facility, the classification of the employees and the geographic location covered thereby.

Litigation

   Subsequent to an understanding reached in December 1998, SSCC and SNC entered into a settlement agreement in January 1999 to implement a nationwide class action settlement of claims involving Cladwood(R), a composite wood siding product manufactured by SNC that has been used primarily in the construction of manufactured or mobile homes. The settlement was reached in connection with a class action pending in King County, Washington and also resolved all other pending class actions. Pursuant to the settlement, SNC paid $20 million into a settlement fund plus up to approximately $6.5 million of administrative costs, attorneys' fees and class representative payments. We believe our reserve is adequate to pay eligible claims. However, the number of claims, and the number of potential claimants who choose not to participate in the settlement, could cause us to re-evaluate whether the liabilities in connection with the Cladwood(R) cases could exceed established reserves.

   In 1998, seven putative class action complaints were filed in the United States District Court for the Northern District of Illinois and the United States District Court for the Eastern District of Pennsylvania alleging that Stone reached agreements in restraint of trade that affected the manufacture, sale and pricing of corrugated products in violation of antitrust laws. The complaints have been amended to name several other defendants, including JSC (U.S.) and SSCC. The suits seek an unspecified amount of damages arising out of the sale of corrugated products for the period from October 1, 1993 through March 31, 1995. Under the provisions of the applicable statutes, any award of actual damages could be trebled. The Federal Multidistrict Litigation Panel has ordered all of the complaints to be transferred to and consolidated in the United States District Court for the Eastern District of Pennsylvania. Stone, JSC (U.S.) and SSCC believe they have meritorious defenses and intend to vigorously defend these cases.

   We are a defendant in a number of lawsuits and claims arising out of the conduct of our business including those related to environmental matters. While the ultimate results of such suits or other claims cannot be predicted with certainty, we believe that the resolution of these matters will not have a material adverse effect on our consolidated financial condition or results of operations.

Environmental Matters

   In March 1999, management of SNC's Oregon City, Oregon newsprint mill became aware of possible alterations by one of its employees of data utilized in determining compliance with the mill's National Pollutant Discharge Elimination System ("NPDES") permit. SNC conducted a thorough internal investigation of this matter and, based on this investigation, concluded that such alterations did occur and that as a result, the mill may have violated its NPDES permit limits on suspended solids on several occasions. SNC provided both the EPA and the Oregon Department of Environmental Quality with a detailed report of its investigation and the agencies are conducting an additional investigation based on this report. SNC is fully cooperating with the investigation. SNC is unable to predict the potential consequences of this matter.

   Federal, state and local environmental requirements are a significant factor in our business. We employ processes in the manufacture of paperboard and other products which result in various discharges, emissions, and wastes and which are subject to numerous federal, state and local environmental laws and regulations, including reporting and disclosure obligations. We operate and expect to operate under permits and similar authorizations from various governmental authorities that regulate such discharges, emissions, and wastes.

   We also face potential liability as a result of releases, or threatened releases, of hazardous substances into the environment from various sites owned and operated by third parties at which JSCE-generated wastes have allegedly been deposited. Generators of hazardous substances sent to off-site disposal locations at which environmental problems exist, as well as the owners of those sites and certain other classes of persons (generally referred to as "potentially responsible parties" or "PRPs"), are, in most instances, subject to joint and several liability for response costs for the investigation and remediation of such sites under CERCLA and analogous state laws, regardless of fault or the lawfulness of the original disposal. We have received notice that we are or may be a PRP at a number of federal and/or state sites where response action may be required and as a result may have joint and several liability for cleanup costs at such sites. However, liability for CERCLA sites is typically shared with other PRPs and costs are commonly allocated according to relative amounts of waste deposited. Our relative percentage of wastes deposited at a majority of these sites is quite small. In addition to participating in remediation of sites owned by third parties, we have entered into consent orders for investigation and/or remediation of certain JSCE-owned properties.

   Based on current information, we believe that the probable costs of the potential environmental enforcement matters discussed above, response costs under CERCLA and similar state laws, and remediation of owned property will not have a material adverse effect on our financial condition or results of operations. We believe that our liability for these matters was adequately reserved at December 31, 1999.

Environmental Compliance

   Our operations are subject to extensive environmental regulation by federal, state, and local authorities. In the past, we have made significant capital expenditures to comply with water, air, solid and hazardous waste, and other environmental laws and regulations, and expect to make significant expenditures in the future for environmental compliance. Because various environmental standards are subject to change, we cannot predict the amount of capital expenditures that will ultimately be required to comply with future standards. In particular, the EPA has finalized significant parts of the Cluster Rule, which will require substantial expenditures to achieve compliance. We estimate, based on engineering studies done to date, that compliance with these portions of the Cluster Rule could require up to $130 million in capital expenditures over the next several years. However, we cannot predict the ultimate cost of complying with the regulations until further engineering studies are completed and additional regulations are finalized.

   In addition to Cluster Rule compliance, we anticipate additional capital expenditures related to environmental compliance. For the past three years, we have spent an average of approximately $17 million annually on capital expenditures for environmental purposes. The anticipated spending for such capital projects for fiscal 2000 is approximately $70 million. A significant amount of the increased expenditures in 2000 will be due to compliance with the Cluster Rule and is included in the estimate of up to $130 million referenced above. Since our competitors are, or will be, subject to comparable environmental standards, including the Cluster Rule, management is of the opinion, based on current information, that compliance with environmental standards will not adversely affect our competitive position.

                              DESCRIPTION OF NOTES

   You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, "CCA" refers to Container Corporation of America (the predecessor entity to JSC (U.S.)); "Old JSC (U.S.)" refers to Jefferson Smurfit Corporation (U.S.) prior to its merger with and into CCA; and "JSC" refers to Jefferson Smurfit Corporation, now known as "SSCC."

   The Series A Senior Notes were issued under an Indenture (the "Series A Senior Note Indenture") among Old JSC (U.S.), CCA and NationsBank of Georgia, National Association, as trustee ("NationsBank"). The Series B Senior Notes were issued under an Indenture (the "Series B Senior Note Indenture") among Old JSC (U.S.), CCA and NationsBank, as trustee. The 1993 Senior Notes were issued under an Indenture (the "1993 Senior Note Indenture" and together with the Series A Senior Note Indenture and Series B Senior Note Indenture, the "Indentures") among Old JSC (U.S.), CCA and NationsBank, as trustee. On December 31, 1995, The Bank of New York (the "Series A Senior Note Trustee," the "Series B Senior Note Trustee" and the "1993 Senior Note Trustee") replaced NationsBank, as trustee under the Indentures. Except as described under "-- Optional Redemption" below or as otherwise indicated, this description applies to each Indenture, and references to the "notes" shall be to the Series A Senior Notes, the Series B Senior Notes or the 1993 Senior Notes, as the case may be, or, if the context requires, to all three.

   The following description is a summary of the material provisions of the Indentures. It does not restate those agreements in their entirety. We urge you to read the Indentures because they, and not this description, define your rights as holders of the notes. We have filed copies of the Indentures as exhibits to the registration statement which includes this prospectus. Wherever particular sections or defined terms of the Indentures not otherwise defined herein are referred to, such sections or defined terms shall be incorporated herein by reference.

General

   Principal of, premium, if any, and interest on the notes is payable, and the notes may be exchanged or transferred, at the office or agency of JSC (U.S.) in the Borough of Manhattan, The City of New York (which, for the Series A Senior Notes, shall be the office or agency of the Series A Senior Note Trustee at 61 Broadway, Suite 1412, New York, New York 10006, for the Series B Senior Notes, shall be the office or agency of the Series B Senior Note Trustee at 61 Broadway, Suite 1412, New York, New York 10006, and for the 1993 Senior Notes, shall be the office or agency of the 1993 Senior Note Trustee at 61 Broadway, Suite 1412, New York, New York 10006); provided that, at our option, payment of interest may be made by check mailed to the address of the Holders as such address appears in the Senior Notes Register. (Sections 2.01, 2.03 and 2.06)

   The notes were issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. (Section 2.02) No service charge was made for any registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith. (Section 2.05)

Terms of the Notes

   The Series A Senior Notes and Series B Senior Notes are unsecured senior obligations of JSC (U.S.), limited to $300 million aggregate principal amount of Series A Senior Notes, and $100 million aggregate principal amount of Series B Senior Notes, and will mature on May 1, 2004, and May 1, 2002, respectively. Each note bears interest at the rate per annum shown on the front cover of this prospectus from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually (to the Holders of record at the close of business on the April 15 or October 15 immediately preceding the Interest Payment Date) on May 1 and November 1 of each year.

   The 1993 Senior Notes are unsecured senior obligations of JSC (U.S.), limited to $500 million aggregate principal amount, and will mature on April 1, 2003. Each 1993 Senior Note bears interest at the rate per annum shown on the front cover of this prospectus from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually (to the Holders of record at the close of business on the March 15 or September 15 immediately preceding the Interest Payment Date) on April 1 and October 1 of each year.

Optional Redemption

   JSC (U.S.) may not redeem the Series B Senior Notes or the 1993 Senior Notes prior to maturity.

   The Series A Senior Notes are redeemable, at JSC (U.S.)'s option, in whole or in part, at any time on or after May 1, 1999 and prior to maturity, upon not less than 30 nor more than 60 days' prior notice mailed by first class mail to each Holder's last address as it appears in the Senior Notes Register, at the following Redemption Prices (expressed as percentages of principal amount), plus accrued interest, if any, to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date), if redeemed during the 12-month period commencing on May 1 of the years set forth below:

      Year                                                      Redemption Price
      ----                                                      ----------------
      2000.....................................................     102.813%
      2001 and thereafter......................................       100.0%

   In the case of any partial redemption, selection of the Series A Senior Notes for redemption will be made by the Series A Senior Note Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Series A Senior Notes are listed or, if the Series A Senior Notes are not listed on a national securities exchange, on a pro rata basis, by lot or by such other method as the Series A Senior Note Trustee in its sole discretion shall deem to be fair and appropriate; provided that no Series A Senior Note of $1,000 in principal amount at maturity or less shall be redeemed in part. If any Series A Senior Note is to be redeemed in part only, the notice of redemption relating to such Series A Senior Note shall state the portion of the principal amount thereof to be redeemed. A new Series A Senior
Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Series A Senior Note.

   The 1998 Credit Agreement contains covenants limiting the optional redemption of the notes.

Ranking

   The Indebtedness evidenced by the notes ranks pari passu in right of payment with all other senior indebtedness of JSC (U.S.), including, without limitation, JSC (U.S.)'s obligations under the 1998 Credit Agreement. JSCE's guarantee of the notes ranks pari passu in right of payment with all other unsubordinated indebtedness of JSCE, including, without limitation, JSCE's obligations under the 1998 Credit Agreement.

   JSC (U.S.)'s obligations under the 1998 Credit Agreement and JSCE's guarantees of such obligations are secured by pledges of substantially all of our assets with the exception of cash and cash equivalents and trade receivables. JSC (U.S.)'s obligations under the 1998 Credit Agreement, but not the notes, are guaranteed by JSC, JSCE and certain of JSC's subsidiaries, and the obligations of JSCE and each such guaranteeing subsidiary are secured, among other things, by substantially all of the assets of JSCE and such guaranteeing subsidiary, as the case may be. The notes and JSCE's guarantee of the notes will be effectively subordinated to such security interests and guarantees to the extent of such security interests and guarantees. As of December 31, 1999, JSC (U.S.) had outstanding approximately $1,636 million of senior indebtedness (excluding intercompany indebtedness), of which approximately $709 million was secured indebtedness. The secured indebtedness will have priority over the notes with respect to the assets securing such indebtedness. See "Risk Factors--Effective Subordination" for a further discussion of security for the notes.

Guarantee

   JSC (U.S.)'s obligations under the notes are unconditionally guaranteed by JSCE.

Certain Definitions

   Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indentures. Some definitions appear in the 1993 Senior Note Indenture that do not appear in the other Indentures, and vice versa. Reference is made to the Indentures for the full definition of all terms as well as any other capitalized term used herein for which no definition is provided.

   "Acquired Indebtedness" is defined to mean Indebtedness of a Person existing at the time such Person became a Subsidiary and not Incurred in connection with, or in contemplation of, such Person becoming a Subsidiary.

   "Adjusted Consolidated Net Income" is defined to mean, for any period, the aggregate net income (or loss) of any Person and its consolidated Subsidiaries for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication):

  (1) the net income (or loss) of such Person (other than net income (or loss) attributable to a Subsidiary of such Person) in which any other Person (other than such Person or any of its Subsidiaries) has a joint interest, except to the extent of the amount of dividends or other distributions actually paid to such Person or any of its Subsidiaries by such other Person during such period;

  (2) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below (and in such case, except to the extent includable pursuant to clause
      (1) above), the net income (or loss) of such Person accrued prior to the date it becomes a Subsidiary of any other Person or is merged into or consolidated with such other Person or any of its Subsidiaries or all or substantially all of the property and assets of such Person are acquired by such other Person or any of its Subsidiaries;

  (3) the net income (or loss) of any Subsidiary (other than CCA) of any Person to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Subsidiary;

  (4) any gains or losses (on an after-tax basis) attributable to Asset
      Sales;

  (5) except for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below, any amounts paid or accrued as dividends on Preferred Stock of such Person or Preferred Stock of any Subsidiary of such Person owned by Persons other than such Person and any of its Subsidiaries;

  (6) all extraordinary gains and extraordinary losses; and

  (7) all non-cash charges reducing net income of such Person that relate to stock options or stock appreciation rights and all cash payments reducing net income of such Person that relate to stock options or stock appreciation rights, to the extent such cash payments are not made pursuant to clause (11) of the "Limitation on Restricted Payments" covenant; provided that, solely for the purposes of calculating the Interest Coverage Ratio (and in such case, except to the extent includable pursuant to clause (1) above), "Adjusted Consolidated Net Income" of JSCE shall include the amount of all cash dividends received by JSCE or any Subsidiary of JSCE from an Unrestricted Subsidiary.

   "Adjusted Consolidated Net Tangible Assets" is defined to mean the total amount of assets of JSCE and its Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting therefrom:

  (1) all current liabilities of JSCE and its Subsidiaries (excluding intercompany items); and

  (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recently available consolidated balance sheet of JSCE and its Subsidiaries, prepared in conformity with GAAP.

   "Affiliate" is defined to mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling", "controlled by", and "under common control with"), as applied to any Person, is defined to mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. For purposes of this definition, no Bank nor any affiliate of any Bank shall be deemed to be an Affiliate of JSCE or any of its Subsidiaries nor shall Morgan Stanley (or any affiliate thereof) be deemed an Affiliate of JSCE or any of its Subsidiaries solely by reason of its ownership of or right to vote any Indebtedness of JSCE or any of its Subsidiaries.

   "Asset Acquisition" is defined to mean:

  (1) an investment by JSCE or any of its Subsidiaries in any other Person pursuant to which such Person shall become a Subsidiary of JSCE or any of its Subsidiaries or shall be merged into or consolidated with JSCE or any of its Subsidiaries; or

  (2) an acquisition by JSCE or any of its Subsidiaries of the assets of any Person other than JSCE or any of its Subsidiaries that constitute substantially all of a division or line of business of such Person.

   "Asset Disposition" is defined to mean the sale or other disposition by JSCE or any of its Subsidiaries (other than to JSCE or another Subsidiary of JSCE) of:

  (1) all or substantially all of the Capital Stock of any Subsidiary of JSCE; or

  (2) all or substantially all of the assets that constitute a division or line of business of JSCE or any of its Subsidiaries.

   "Asset Sale" is defined to mean, with respect to any Person, any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transactions) in one transaction or a series of related transactions by such Person or any of its Subsidiaries to any Person other than JSCE or any of its Subsidiaries of:

  (1) all or any of the Capital Stock of any Subsidiary of such Person (other than pursuant to a public offering of the Capital Stock of CCA or JSCE pursuant to which at least 15% of the total issued and outstanding Capital Stock of CCA or JSCE has been sold by means of an effective registration statement under the Securities Act or sales, transfers or other dispositions of Capital Stock of CCA or JSCE substantially concurrently with or following such a public offering);

  (2) all or substantially all of the property and assets of an operating unit or business of such Person or any of its Subsidiaries; or

  (3) any other property and assets of such Person or any of its Subsidiaries outside the ordinary course of business of such Person or such Subsidiary and, in each case, that is not governed by the provisions of the Indenture applicable to Mergers, Consolidations and Sales of Assets (it being acknowledged that JSCE and its Subsidiaries may dispose of equipment in the ordinary course of their respective businesses); provided that sales or other dispositions of inventory, receivables and other current assets shall not be included within the meaning of "Asset Sale."

   "Attributable Indebtedness" is defined to mean, when used in connection with a sale-leaseback transaction referred to in the "Limitation on Sale--Leaseback Transactions" covenant, at any date of determination, the product of:

  (1) the net proceeds from such sale-leaseback transaction; and

  (2) a fraction, the numerator of which is the number of full years of the term of the lease relating to the property involved in such sale-leaseback transaction (without regard to any options to renew or extend such term) remaining at the date of the making of such computation and the denominator of which is the number of full years of the term of such lease (without regard to any options to renew or extend such term) measured from the first day of such term.

   "Average Life" is defined to mean, at any date of determination with respect to any debt security, the quotient obtained by dividing:

  (1) the sum of the product of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security, and (b) the amount of such principal payment by,

  (2) the sum of all such principal payments.

   "Banks" is defined to mean the lenders who are from time to time parties to any Credit Agreement.

   "Board of Directors" is defined to mean the Board of Directors of JSCE or CCA, as the case may be, or any committee of such Board of Directors duly authorized to act under the Indenture.

   "Business Day" is defined to mean any day except a Saturday, Sunday or other day on which commercial banks in The City of New York, or in the city of the Corporate Trust Office of the Trustee, are authorized by law to close.

   "Capital Stock" is defined to mean, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person's capital stock, whether now outstanding or issued after the date of the Indenture, including, without limitation, all Common Stock and Preferred Stock.

   "Capitalized Lease" is defined to mean, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person; and "Capitalized Lease Obligation" is defined to mean the rental obligations, as aforesaid, under such lease.

   "Change of Control" is defined to mean such time as:

  (1)(a)a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act), other than the Original Stockholders, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 35% of the total voting power of the then outstanding Voting Stock of JSC or a JSC Parent; and

    (b)the Original Stockholders beneficially own, directly or indirectly, less than the then outstanding Voting Stock of JSC or a JSC Parent beneficially owned by such "person" or "group"; or

  (2)(a)a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act), other than the Original Stockholders, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 35% of the total voting power of the then outstanding Voting Stock of JSCE;

    (b)the Original Stockholders beneficially own, directly or indirectly, less than the then outstanding Voting Stock of JSCE beneficially owned by such "person" or "group"; and

    (c)CCA is a Subsidiary of JSCE at the time that the later of (a) and
        (b) above occurs.

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

   "Closing Date" is defined to mean the date on which the respective series of notes were originally issued under the Indentures.

   "Common Stock" is defined to mean, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person's common stock, whether now outstanding or issued after the date of the Indenture, including, without limitation, all series and classes of such common stock.

   "Consolidated EBITDA" is defined to mean, with respect to any Person for any period, the sum of the amounts for such period of:

  (1) Adjusted Consolidated Net Income;

  (2) Consolidated Interest Expense;

  (3) income taxes (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or sales of assets);

  (4) depreciation expense;

  (5) amortization expense; and

  (6) all other non-cash items reducing Adjusted Consolidated Net Income, less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for such Person and its Subsidiaries in conformity with GAAP;

provided that, if a Person has any Subsidiary that is not a Wholly Owned Subsidiary of such Person, Consolidated EBITDA of such Person shall be reduced (to the extent not otherwise reduced by GAAP) by an amount equal to:

  (1) the Adjusted Consolidated Net Income of such Subsidiary multiplied by

  (2) the quotient of:

    (a) the number of shares of outstanding Common Stock of such Subsidiary not owned on the last day of such period by such Person or any Subsidiary of such Person divided by

    (b) the total number of shares of outstanding Common Stock of such Subsidiary on the last day of such period.

   "Consolidated Interest Expense" is defined to mean, with respect to any Person for any period, the aggregate amount of interest in respect of Indebtedness (including amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs associated with Interest Rate Agreements; and Indebtedness that is Guaranteed by such Person) and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by such Person and its consolidated subsidiaries during such period; excluding, however,

  (1) any amount of such interest of any Subsidiary of such Person if the net income (or loss) of such Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income for such person pursuant to clause
      (iii) of the definition thereof (but only in the same proportion as the net income (or loss) of such Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income for such Person pursuant to clause (iii) of the definition thereof); and

  (2) any premiums, fees and expenses (and any amortization thereof) payable in connection with the 1989 Transaction, the 1992 Transaction, the 1993 Transaction (i.e., the Refinancing), the issuance of the New Subordinated Notes and the applications of the proceeds thereof or the Recapitalization Plan, all as determined on a consolidated basis in conformity with GAAP.

   "Consolidated Net Worth" is defined to mean, at any date of determination, shareholders' equity as set forth on the most recently available consolidated balance sheet of JSCE and its Subsidiaries (which shall be as of a date not more than 60 days prior to the date of such computation), less any amounts attributable to Redeemable Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the Capital Stock of JSCE or any Subsidiary of JSCE, each item to be determined in accordance with GAAP (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52).

   "Credit Agreement" is defined to mean either:

  (1) the Credit Agreement, dated as of May 11, 1994, amended and restated as of November 18, 1998, among JSC, JSCE, JSC (U.S.), The Chase Manhattan Bank, Bankers Trust Company and the other lenders, as amended from time to time (the "1998 Credit Agreement"); or

  (2) any Credit Agreement which amends, supplements, extends, renews, replaces, or otherwise modifies from time to time, including, without limitation, any agreement increasing the amount of, extending the maturity of, refinancing or otherwise restructuring all or any portion of such agreement or agreements, provided that such agreement will be a Credit Agreement under the Indenture only if a notice to that effect is delivered to the Trustee and there shall be at any time no more than two instruments that are Credit Agreements.

   "Currency Agreement" is defined to mean any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect JSCE or any of its Subsidiaries against fluctuations in currency values to or under which JSCE or any of its Subsidiaries is a party or a beneficiary on the date of the Indenture or becomes a party or a beneficiary thereafter.

   "Default" is defined to mean any event that is, or after notice or passage of time or both would be, an Event of Default.

   "Existing Subordinated Debt Refinancing" is defined to mean the refinancing of any or all of the Indebtedness represented by the Junior Accrued Debentures, Senior Subordinated Notes and the Subordinated Debentures, including pursuant to any Credit Agreement.

   "Foreign Subsidiary" is defined to mean any Subsidiary of JSCE that:

  (1) derives more than 80% of its sales or net income from; or

  (2) has more than 80% of its assets located in, territories and jurisdictions outside the United States of America (in each case determined on a consolidated basis in conformity with GAAP).

   "GAAP" is defined to mean generally accepted accounting principles in the United States of America as in effect as of the date of the Indenture, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indenture shall be made without giving effect to:

  (1) the amortization of any expenses incurred in connection with the 1989 Transaction, the 1992 Transaction, the 1993 Transaction (i.e., the Refinancing), the issuance of the New Subordinated Notes and the application of the proceeds thereof or the Recapitalization Plan;

  (2) except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 and 17; and

  (3) any charges associated with the adoption of Financial Accounting Standard Nos. 106 and 109.

   "Guarantee" is defined to mean any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such
Person:

  (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

  (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligation or the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

   "Holder" or "Noteholder" or "Securityholder" or "Senior Notes Holder" is defined to mean the registered holder of any Series A Senior Note, Series B Senior Note or 1993 Senior Note, as the case may be.

   "Incur" is defined to mean, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness; provided that neither the accrual of interest (whether such interest is payable in cash or kind) nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

   "Indebtedness" is defined to mean, with respect to any Person at any date of determination (without duplication):

  (1) all indebtedness of such Person for borrowed money;

  (2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments (other than, in the case of JSCE and its Subsidiaries, any non-negotiable notes of JSCE or its Subsidiaries issued to its insurance carriers in lieu of maintenance of policy reserves in connection with its workers' compensation and liability insurance programs);

  (3) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto);

  (4) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables;

  (5) all obligations of such Person as lessee under Capitalized Leases;

  (6) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of:

    (a) the fair market value of such asset at such date of determination;
        and

    (b) the amount of such Indebtedness;

  (7) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person;

  (8) all obligations in respect of borrowed money under any Credit Agreement, the Secured Notes and any Guarantees thereof; and

  (9) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability determined by such Person's board of directors, in good faith, as reasonably likely to occur, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date, provided that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP; and provided further that Indebtedness shall not include:

    (a) any liability for federal, state, local or other taxes; or

    (b) obligations of JSCE or its Restricted Subsidiaries pursuant to Receivables Programs.

   "Interest Coverage Ratio" is defined to mean, with respect to any Person on any Transaction Date, the ratio of:

  (1) the aggregate amount of Consolidated EBITDA of such Person for the four fiscal quarters for which financial information in respect thereof is available immediately prior to such Transaction Date to

  (2) the aggregate Consolidated Interest Expense of such Person during such four fiscal quarters. In making the foregoing calculation,

    (a) pro forma effect shall be given to:

      (i) any Indebtedness Incurred subsequent to the end of the four-fiscal-quarter period referred to in clause (1) and prior to the Transaction Date (other than Indebtedness Incurred under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any predecessor revolving credit or similar arrangement) on the last day of such period);

      (ii) any Indebtedness Incurred during such period to the extent such Indebtedness is outstanding at the Transaction Date; and

      (iii) any Indebtedness to be Incurred on the Transaction Date, in each case as if such Indebtedness had been Incurred on the first day of such four-fiscal-quarter period and after giving pro forma effect to the application of the proceeds thereof as if such application had occurred on such first day;

    (b) Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the date of computation (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months) had been the applicable rate for the entire period;

    (c) there shall be excluded from Consolidated Interest Expense any Consolidated Interest Expense related to any amount of Indebtedness that was outstanding during such four-fiscal-quarter period or thereafter but that is not outstanding or is to be repaid on the Transaction Date, except for Consolidated Interest Expense accrued (as adjusted pursuant to clause (b)) during such four-fiscal-quarter period under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any successor revolving credit or similar arrangement) on the Transaction Date;

    (d) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during such four-fiscal-quarter period or thereafter and prior to the Transaction Date as if they had occurred and such proceeds had been applied on the first day of such four-fiscal-quarter period;

    (e) with respect to any such four-fiscal-quarter period commencing prior to the Refinancing, the Refinancing shall be deemed to have taken place on the first day of such period; and

    (f) pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any

       Person that has become a Subsidiary of JSC or has been merged with or into JSCE or any Subsidiary of JSCE during the four-fiscal-quarter period referred to above or subsequent to such period and prior to the Transaction Date and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Subsidiary of JSCE as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such period; provided that to the extent that clause (d) or (f) of this sentence requires that pro forma effect be given to an Asset Acquisition or an asset acquisition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired for which financial information is available.

   "Interest Rate Agreement" is defined to mean any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement designed to protect JSCE or any of its Subsidiaries against fluctuations in interest rates or obtain the benefits of floating interest rates to or under which JSCE or any of its Subsidiaries is a party or a beneficiary on the date of the Indenture or becomes a party or a beneficiary thereafter.

   "Investment" is defined to mean any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of any Person or its Subsidiaries) or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by any other Person. For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant described below:

  (1) "Investment" shall include the fair market value of the net assets of any Subsidiary of JSCE at the time that such Subsidiary of JSCE is designated an Unrestricted Subsidiary and shall exclude the fair market value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary of JSCE and

  (2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined by the Board of Directors in good faith.

   "JSC" is defined to mean Jefferson Smurfit Corporation, a Delaware corporation, now known as Smurfit-Stone Container Corporation.

   "JSC Parent" is defined to mean any entity of which JSC is a direct or indirect Subsidiary.

   "Junior Accrual Debentures" is defined to mean CCA's 15 1/2% Junior Subordinated Accrual Debentures due 2004.

   "Lien" is defined to mean any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any sale with recourse against the seller or any Affiliate of the seller, or any agreement to give any security interest).

   "Net Cash Proceeds" is defined to mean, with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to JSCE or any Subsidiary of
JSCE) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of:

  (1) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale;

  (2) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of JSCE and its Subsidiaries, taken as a whole;

  (3) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either:

    (a) is secured by a Lien on the property or assets sold; or

    (b) is required to be paid as a result of such sale; and

  (4) appropriate amounts to be provided by JSCE or any Subsidiary of JSCE as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP.

   "New Senior Notes", when used in reference to the 1993 Senior Notes, is defined to mean the Series A Senior Notes and Series B Senior Notes and such other debt securities that may be issued in substitution therefor (in whole or in part) pursuant to clause (1) of the definition of "Recapitalization Plan", in each case issued in connection with the Recapitalization Plan.

   "New Subordinated Notes" is defined to mean the 11 1/2% Junior Subordinated Notes maturing 2005, in an aggregate amount not to exceed $200 million, of CCA which SIBV had committed to purchase (which commitment terminates on the Closing Date without any of such notes having been issued).

   "1989 Transaction" is defined to mean the transaction in which:

  (1) JSC acquired the entire equity interest in Old JSC (U.S.);

  (2) Old JSC (U.S.) (through its ownership of JSC Enterprises) acquired the entire equity interest in CCA;

  (3) the MSLEF I Group received $500 million in respect of its shares of CCA common stock;

  (4) SIBV received $41.75 per share, or an aggregate of approximately $1.25 billion, in respect of its shares of Old JSC (U.S.) stock; and

  (5) the public stockholders received $43 per share of Old JSC (U.S.) stock.

   "1993 Transaction" is defined to mean the issuance and sale of the 1993 Senior Notes, the repayment of Indebtedness with the proceeds of such sale and the amendments (and consent payments in respect thereof) to certain debt instruments, and the agreements related thereto, that were effected in April 1993 (also referred to as the Refinancing).

   "1992 Stock Option Plan" is defined to mean the JSC 1992 Stock Option Plan, as the same may be amended, supplemented or otherwise modified from time to time.

   "1992 Transaction" is defined to mean the purchase, in August 1992, by certain stockholders of JSC of $232 million of Common Stock of JSC, the contribution by JSC of such $232 million to CCA and the application by CCA of such $232 million to repurchase Junior Accrual Debentures and repay other subordinated Indebtedness of CCA.

   "Original Stockholders" is defined to mean, collectively, MSLEF II, Morgan Stanley Group, SIBV, JS Group and any Affiliate of any such Person.

   "Permitted Liens" is defined to mean:

  (1) Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

  (2) statutory Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

  (3) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security;

  (4) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

  (5) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of JSCE or any of its Subsidiaries;

  (6) Liens (including extensions and renewals thereof) upon real or tangible personal property acquired after the Closing Date; provided that:

    (a) such Lien is created solely for the purpose of securing
        Indebtedness Incurred:

      (i) to finance the cost (including the cost of improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property; or

      (ii) to refinance any Indebtedness previously so secured;

    (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost; and

    (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item;

  (7) leases or subleases granted to others that do not materially interfere with the ordinary course of business of JSCE or any of its Subsidiaries;

  (8) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of JSCE or any of its Subsidiaries relating to such property or assets;

  (9) any interest or title of a lessor in the property subject to any Capitalized Lease or Operating Lease; provided that any sale-leaseback transaction related thereto complies with the "Limitation on Sale-Leaseback Transactions" covenant;

  (10) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

  (11) Liens on property of, or on shares of stock or Indebtedness of, any corporation existing at the time such corporation becomes, or becomes a part of, any Restricted Subsidiary;

  (12) Liens in favor of JSCE or any Restricted Subsidiary;

  (13) Liens arising from the rendering of a final judgment or order against JSCE or any Subsidiary of JSCE that does not give rise to an Event of Default;

  (14) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

  (15) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

  (16) Liens encumbering customary initial deposits and margin deposits, and other Liens that are either within the general parameters customary in the industry and incurred in the ordinary course of business or otherwise permitted under the terms of any Credit Agreement, in each case securing Indebtedness under Interest Rate Agreements, Currency Agreements and forward contracts, options, futures contracts, futures options or similar agreements or arrangements designed to protect JSCE or any of its Subsidiaries from fluctuations in the price of commodities;

  (17) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by JSCE or any of its Subsidiaries in the ordinary course of business in accordance with the past practices of JSCE and its Subsidiaries prior to the Closing Date;

  (18) Liens on or sales of receivables; and

  (19) Liens securing any real property or other assets of JSCE or any Restricted Subsidiary in favor of the United States of America or any State thereof, or any department, agency, instrumentality or political subdivision thereof, in connection with the financing of industrial revenue bond facilities or any equipment or other property designed primarily for the purpose of air or water pollution control; provided that any such Lien on such facilities, equipment or other property shall not apply to any other assets of JSCE or any Restricted Subsidiary.

   "Person" is defined to mean an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

   "Preferred Stock" is defined to mean, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person's preferred or preference stock, whether now outstanding or issued after the date of the Indenture, including, without limitation, all series and classes of such preferred or preference stock.

   "Principal Property" is defined to mean any manufacturing or processing plant, warehouse or other building used by JSCE or any Restricted Subsidiary, other than a plant, warehouse or other building that, in the good faith opinion of the Board of Directors of JSCE as reflected in a Board Resolution, is not of material importance to the business conducted by JSCE and its Restricted Subsidiaries taken as a whole as of the date such Board Resolution is adopted.

   "Recapitalization Closing Date" is defined to mean the date on which the transactions described in clauses (1) through (4) of the definition of "Recapitalization Plan" are consummated; provided that if such transactions do not occur on the same date, "Recapitalization Closing Date" shall be defined to mean the date designated as such by the Company.

   "Recapitalization Plan" is defined to mean, collectively, the following transactions:

  (1) the sale of the Series A and Series B Senior Notes;

  (2) the sale by JSC of JSC Common Stock substantially concurrently with the transaction described in clause (1);

  (3) the SIBV Investment substantially concurrently with the transaction described in clause (1);

  (4) the execution and delivery of the 1994 Credit Agreement;

  (5) the application of the proceeds of the transactions described in clauses (1) through (4);

  (6) the Existing Subordinated Debt Refinancing;

  (7) the obtaining of all consents and waivers necessary or determined by CCA, Old JSC (U.S.) or JSC to be appropriate in connection with the foregoing;

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

  (8) all other transactions related to, or entered into in connection with, the foregoing unless CCA determines that any such transaction should not be considered part of the Recapitalization Plan; and

  (9) the payment and accrual of all fees and expenses related to the foregoing.

   "Receivables Programs" is defined to mean, with respect to any Person, obligations of such Person or its Subsidiaries pursuant to accounts receivable securitization programs, to the extent that the proceeds received pursuant to a pledge, sale or other encumbrance of accounts receivable pursuant to such programs do not exceed 91% of the total book value of such accounts receivable (determined on a consolidated basis in accordance with GAAP as of the end of the most recent fiscal quarter for which financial information is available), and any extension, renewal, modification or replacement of such programs, including, without limitation, any agreement increasing the amount of, extending the maturity of, refinancing or otherwise restructuring all or any portion of the obligations under such programs or any successor agreement or agreements.

   "Redeemable Stock" is defined to mean any class or series of Capital Stock of any Person that by its terms or otherwise is:

  (1) required to be redeemed prior to the Stated Maturity of the notes;

  (2) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the notes; or

  (3) convertible into or exchangeable for Capital Stock referred to in clause (1) or (2) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the notes; provided that any Capital Stock that would not constitute Redeemable Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the notes shall not constitute Redeemable Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable (except with respect to any premium payable) to the holders of such Capital Stock than the provisions contained in "Limitation on Asset Sales" and "Repurchase of Notes upon Change of Control" covenants described below and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provisions prior to such Person's repurchase of such notes, as are required to be repurchased pursuant to the "Limitation on Asset Sales" and "Repurchase of Notes upon Change of Control" covenants described below.

   "Refinancing" is defined to mean the issuance and sale of the 1993 Senior Notes, the repayment of Indebtedness under the credit agreements in effect in 1993 with the proceeds of such sale and the amendments (and consent payments in respect thereof) to the credit agreements in effect in 1993 and the Secured Notes, and the agreements related thereto, that were effected prior to, or at approximately the same time as, the issuance and sale of the 1993 Senior Notes.

   "Restricted Subsidiary" is defined to mean any Subsidiary of JSCE other than an Unrestricted Subsidiary.

   "Secured Notes" is defined to mean CCA's Senior Secured Floating Rate Senior Notes due 1998 and the note purchase agreement relating thereto, as the foregoing may be amended from time to time.

   "Senior Subordinated Notes" is defined to mean CCA's 13 1/2% Senior Subordinated Notes due 1999.

   "SIBV Investment" is defined to mean the purchase by SIBV (or a corporate affiliate thereof) of shares of JSC Common Stock, substantially concurrently with the sale by CCA of the Series A and Series B Senior Notes.

   "Significant Subsidiary" is defined to mean, at any date of determination, any Subsidiary of JSCE that, together with its Subsidiaries:

  (1) for the most recent fiscal year of JSCE, accounted for more than 10% of the consolidated revenues of JSCE; or

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

  (2) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of JSCE, all as set forth on the most recently available consolidated financial statements of JSCE for such fiscal year.

   "Smurfit Newsprint" is defined to mean Smurfit Newsprint Corporation, a Delaware corporation.

   "Stated Maturity" is defined to mean:

  (1) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable; and

  (2) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

   "Subordinated Debentures" is defined to mean CCA's 14% Subordinated Debentures due 2001.

   "Subsidiary" is defined to mean, with respect to any Person, any corporation, association or other business entity of which more than 50% of the outstanding Voting Stock is owned, directly or indirectly, by JSCE or by one or more other Subsidiaries of JSCE, or by such Person and one or more other Subsidiaries of such Person; provided that, except as the term "Subsidiary" is used in the definition of "Unrestricted Subsidiary" set forth below, an Unrestricted Subsidiary shall not be deemed to be a Subsidiary of JSCE for purposes of the Indenture.

   "Trade Payables" is defined to mean, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

   "Transaction Date" is defined to mean, with respect to the Incurrence of any Indebtedness by JSCE or any of its Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

   "Unrestricted Subsidiary" is defined to mean:

  (1) any Subsidiary of JSCE that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of JSCE in the manner provided below; and

  (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of JSCE may designate any Subsidiary of JSCE (including any newly acquired or newly formed Subsidiary of JSCE) other than CCA to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, JSCE or any other Subsidiary of JSCE that is not a Subsidiary of the Subsidiary to be so designated; provided that either:

    (a) the Subsidiary to be so designated has total assets of $1,000 or less; or

    (b) if such Subsidiary has assets greater than $1,000, that such designation would be permitted under the "Limitation on Restricted Payments" covenant described below. The Board of Directors of JSCE may designate any Unrestricted Subsidiary to be a Restricted Subsidiary of JSCE; provided that immediately after giving effect to such designation (x) JSCE could Incur $1.00 of additional Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant described below and (y) no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors of JSCE shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions. Any Subsidiary of JSCE may be designated as an Unrestricted Subsidiary (or not so designated) for purposes of the Indenture without regard to whether such Subsidiary is so designated (or not so designated) for purposes of any other agreement relating to Indebtedness of JSCE or any of its Subsidiaries.

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

   "Voting Stock" is defined to mean Capital Stock of any class or kind ordinarily having the power to vote for the election of directors.

   "Wholly Owned Subsidiary" is defined to mean, with respect to any Person, any Subsidiary of such Person if all of the Common Stock or other similar equity ownership interests (but not including Preferred Stock) in such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) is owned directly or indirectly by such Person.

Covenants

   Limitation On Indebtedness

   Under the terms of the Indentures, JSCE shall not, and shall not permit any Restricted Subsidiary to, Incur any Indebtedness unless, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Interest Coverage Ratio of JSCE would be greater than 2.00:1.

   Notwithstanding the foregoing, JSCE and any Restricted Subsidiary (except as expressly provided below) may Incur each and all of the following:

  (1) Indebtedness:

    (a) of JSCE and CCA outstanding at any time in an aggregate principal amount not to exceed the amount of outstanding Indebtedness and unused commitments under the 1994 Credit Agreement on the Closing Date less any Indebtedness Incurred pursuant to clause (3) below to refinance or refund the Junior Accrual Debentures, the Senior Subordinated Notes or the Subordinated Debentures (or, in the case of the 1993 Senior Note Indenture, Indebtedness of JSCE and CCA outstanding at any time in an aggregate principal amount not to exceed the sum of (x) the amount of outstanding Indebtedness and unused commitments under the 1994 Credit Agreement on the Recapitalization Closing Date less any Indebtedness Incurred pursuant to clause (3) below to refinance or refund the Junior Accrual Debentures, the Senior Subordinated Notes or the Subordinated Debentures and (y) the Indebtedness represented by the New Senior Notes);

    (b) of JSCE and CCA outstanding at any time in an aggregate principal amount not to exceed $275 million;

    (c) of JSC Enterprises, CCA Enterprises and Smurfit Newsprint under any Credit Agreement outstanding at any time in an aggregate principal amount not to exceed the amount of outstanding Indebtedness and unused commitments under the 1994 Credit Agreement on the Closing Date less, for purposes of determining cash borrowings under any Credit Agreement by JSC Enterprises, CCA Enterprises and Smurfit
        Newsprint:

      (i) any Indebtedness Incurred pursuant to clause (3) below to refinance or refund the Junior Accrual Debentures, the Senior Subordinated Notes or the Subordinated Debentures; and

      (ii) the amount of Indebtedness Incurred under clause (1)(a) of this paragraph (or, in the case of the 1993 Senior Note Indenture, of JSC Enterprises, CCA Enterprises and Smurfit Newsprint under any Credit Agreement);

    (d) of Restricted Subsidiaries of JSCE (other than CCA) in an aggregate principal amount not to exceed $50 million at any one time outstanding; and

    (e) consisting of Guarantees by Restricted Subsidiaries of JSCE (other than CCA) of Indebtedness of JSCE and its Restricted Subsidiaries under any Credit Agreement or any other Indebtedness of such Persons for borrowed money; provided that any such Restricted Subsidiary that Guarantees such Indebtedness under any Credit Agreement or any such other Indebtedness for borrowed money shall fully and unconditionally Guarantee the notes on a senior basis (to the same extent and for only so long as such Indebtedness under any Credit Agreement or such other Indebtedness for borrowed money is Guaranteed by such Restricted Subsidiary); provided further that (x) any such Guarantees of Indebtedness subordinated to the notes will be subordinated to such Subsidiary's Guarantee of the notes, if any, in a like manner and (y) for purposes of this covenant, a Guarantee by a Restricted Subsidiary shall not be deemed to exist, and Indebtedness shall not be deemed to have been Incurred by a Restricted Subsidiary, solely by reason of one or more security interests in assets of such Restricted Subsidiary having been granted pursuant to any Credit Agreement (or, in the case of the 1993 Senior Note Indenture, having been granted to any Person);

  (2) Indebtedness:

    (a) of JSCE to any of its Restricted Subsidiaries that is a Wholly Owned Subsidiary of JSCE, or of a Restricted Subsidiary to JSCE or to any other Restricted Subsidiary that is a Wholly Owned
        Subsidiary of JSCE;

    (b) of JSCE or any Restricted Subsidiary to Smurfit Newsprint; or

    (c) of JSCE or any Restricted Subsidiary to any Foreign Subsidiary in an aggregate principal amount not to exceed $20 million at any one time outstanding;

  (3) Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, outstanding Indebtedness of JSCE or any of its Restricted Subsidiaries, other than Indebtedness Incurred under clauses (1)(a), (b) or (d), (2)(c), (4) or (9) of this paragraph and any refinancings thereof, in an amount (or, if such new Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, with an original issue price) not to exceed the amount so exchanged, refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided that Indebtedness issued in exchange for, or the proceeds of which are used to refinance or refund, the notes or JSCE's Guarantee thereof or other Indebtedness of CCA or JSCE that is pari passu with, or subordinated in right of payment to, the notes or JSCE's Guarantee thereof, as the case may be (other than the Junior Accrual Debentures, Senior Subordinated Notes and the Subordinated Debentures), shall only be permitted under this clause (3) if:

    (a) in case the Indebtedness to be refinanced is subordinated in right of payment to the notes or JSCE's Guarantee thereof, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the notes or JSCE's Guarantee thereof, as the case may be, at least to the extent that the Indebtedness to be refinanced is subordinated to the notes or JSCE's Guarantee thereof, as the case may be;

    (b) in case the notes are refinanced in part or the Indebtedness to be refinanced is pari passu with, or subordinated in right of payment to, the notes or JSCE's Guarantee thereof, such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to six months after the Stated Maturity of the Indebtedness to be refinanced (or, if earlier, six months after the Stated Maturity of the notes) and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced plus six months (or, if less, the remaining Average Life of the notes plus six months); and

    (c) if the Indebtedness to be refinanced is Indebtedness of JSCE or CCA, such new Indebtedness Incurred pursuant to this clause (3) may not be Indebtedness of any Restricted Subsidiary of JSCE other than CCA;

  (4) Indebtedness:

    (a) in respect of performance, surety or appeal bonds provided in the ordinary course of business;

    (b) under Currency Agreements and Interest Rate Agreements; provided that, in the case of Currency Agreements that relate to other Indebtedness, such Currency Agreements do not increase the Indebtedness of JSCE or its Restricted Subsidiaries outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder; and

    (c) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of JSC or any Restricted Subsidiary of JSCE pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary of JSCE, other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary of JSCE for the purpose of financing such acquisition;

  (5) Indebtedness in respect of letters of credit and bankers' acceptances Incurred in the ordinary course of business consistent with past practice;

  (6) Indebtedness of JSCE or CCA in an aggregate amount not to exceed $100 million at any one time outstanding; provided that such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued or remains outstanding;

    (a) is expressly made subordinate in right of payment to the notes or JSCE's Guarantee thereof, as the case may be;

    (b) provides that no required payments of principal of such Indebtedness by way of sinking fund, mandatory redemption or otherwise shall be made by JSCE or CCA (including, without limitation, at the option of the holder thereof other than an option given to a holder pursuant to an "asset sale" or "change of control" provision that is no more favorable (except with respect to any premium payable) to the holders of such Indebtedness than the provisions contained in the "Limitation on Asset Sales" and "Repurchase of Notes upon Change of Control" covenants and such Indebtedness specifically provides that JSCE and CCA will not repurchase or redeem such Indebtedness pursuant to such provisions prior to CCA's repurchase of the notes required to be repurchased by CCA under the "Limitation on Asset Sales" and "Repurchase of Notes upon Change of Control" covenants) at any time prior to the Stated Maturity of the notes; and

    (c) after giving effect to the Incurrence of such Indebtedness and the application of the proceeds therefrom, JSCE's Interest Coverage Ratio would be at least 1.25:1;

  (7) Indebtedness of CCA or JSCE Incurred on or before December 1, 1994, the proceeds of which are used to pay cash interest on the Junior Accrual Debentures;

  (8) Acquired Indebtedness, provided that, at the time of the Incurrence thereof, JSCE could Incur at least $1.00 of Indebtedness under the first paragraph of this "Limitation on Indebtedness" covenant, and refinancings thereof; provided that such refinancing Indebtedness may not be Incurred by any Person other than JSCE, CCA or the Restricted Subsidiary that is the obligor on such Acquired Indebtedness;

  (9) Indebtedness of JSCE or CCA Incurred to finance, directly or indirectly, capital expenditures of JSCE and its Restricted Subsidiaries in an aggregate principal amount not to exceed $75 million in each fiscal year of JSCE, and any refinancing of such Indebtedness (including pursuant to any Capitalized Lease); provided that the amount of Indebtedness which may be Incurred in any fiscal year of JSCE pursuant to this clause (9) shall be increased by the amount of Indebtedness (other than refinancing Indebtedness) which could have been Incurred in the prior fiscal year (including by reason of this proviso) of JSCE pursuant to this clause (9) but which was not so Incurred; and

  (10) Indebtedness represented by the obligations of JSCE or CCA to repurchase shares, or cancel or repurchase options to purchase shares, of JSC's, a JSC Parent's, JSCE's or CCA's Common Stock held by employees of JSC, JSCE or any of its Restricted Subsidiaries (or, in the case of the 1993 Senior Note Indenture, employees of JSCE and its Restricted Subsidiaries) as set forth in the agreements under which such employees purchase or hold shares of JSC's, a JSC Parent's, JSCE's or

     CCA's Common Stock, as such agreements may be amended; provided that such Indebtedness is subordinated to the notes and JSCE's Guarantee thereof, as the case may be, and that no payment of principal of such Indebtedness may be made while any notes are outstanding.

   In the case of the Series A Senior Note Indenture and the Series B Senior
Note Indenture, notwithstanding any other provision of this "Limitation on Indebtedness" covenant:

  (1) the maximum amount of Indebtedness that JSCE or any Restricted Subsidiary may Incur pursuant to this "Limitation on Indebtedness" covenant shall not be deemed to be exceeded due solely to fluctuations in the exchange rates of currencies;

  (2) Indebtedness Incurred pursuant to the 1994 Credit Agreement on the Closing Date (and after repaying the Indebtedness to be repaid pursuant to the Recapitalization Plan (other than the Existing Subordinated Debt Refinancing) and without giving effect to any exercise of any overallotment option granted in connection with sales of JSC Common Stock pursuant to clause (2) of the definition of "Recapitalization Plan" and the application of any proceeds thereof), shall be treated as Incurred immediately after the Closing Date pursuant to clause (1)(a) or (1)(c), as the case may be, of the second paragraph of this "Limitation on Indebtedness" covenant;

  (3) for purposes of calculating the amount of Indebtedness outstanding at any time under clause (1) of the second paragraph of this "Limitation on Indebtedness" covenant, no amount of Indebtedness of JSCE or any Restricted Subsidiary outstanding on the Closing Date, including the notes, shall be considered to be outstanding; and

  (4) neither JSCE nor CCA may Incur any Indebtedness that is expressly subordinated to any other Indebtedness of JSCE or CCA, as the case may be, unless such Indebtedness, by its terms or the terms of any agreement or instrument pursuant to which such Indebtedness is issued, is also expressly made subordinate to the notes or JSCE's Guarantee of the notes, as the case may be, at least to the extent that such Indebtedness is subordinated to such other Indebtedness; provided that the limitation in clause (4) above shall not apply to distinctions between categories of unsubordinated Indebtedness which exist by reason of:

    (a) any liens or other encumbrances arising or created in respect of some but not all unsubordinated Indebtedness;

    (b) intercreditor agreements between holders of different classes of unsubordinated Indebtedness; or

    (c) different maturities or prepayment provisions.

   In the case of the 1993 Senior Note Indenture, notwithstanding any other provision of this "Limitation on Indebtedness" convenant,

  (1) the maximum amount of Indebtedness that JSCE or any Restricted Subsidiary may Incur pursuant to this "Limitation on Indebtedness" convenant shall not be deemed to be exceeded due solely to fluctuations in the exchange rates of currencies;

  (2) Indebtedness Incurred pursuant to the 1994 Credit Agreement, or represented by the New Senior Notes, on the Recapitalization Closing Date (and after repaying the Indebtedness to be repaid pursuant to the Recapitalization Plan (other than the Existing Subordinated Debt Refinancing) and without giving effect to any exercise of any overallotment option granted in connection with sales of Common Stock of JSC pursuant to clause (2) of the definition of "Recapitalization Plan" and the application of any proceeds thereof) shall be treated as Incurred immediately after the Recapitalization Closing Date pursuant to clause (1)(a) of the second paragraph of this "Limitation on Indebtedness" covenant;

  (3) for purposes of calculating the amount of Indebtedness outstanding at any time under clauses (1)(b) and (1)(d) of the second paragraph of this "Limitation on Indebtedness" covenant, no amount of

     Indebtedness of JSCE or any Restricted Subsidiary outstanding on the Closing Date shall be considered to be outstanding and neither JSCE nor CCA may Incur any Indebtedness that is expressly subordinated to any other Indebtedness of JSCE or CCA, as the case may be, unless such Indebtedness, by its terms or the terms of any agreement or instrument pursuant to which such Indebtedness is issued, is also expressly made subordinate to JSCE's Guarantee of the 1993 Senior Notes or the New Senior Notes, as the case may be, at least to the extent that such Indebtedness is subordinated to such other Indebtedness; provided that the limitation in clause (4) above shall not apply to distinctions between categories of unsubordinated Indebtedness which exist by reason of:

    (a) any liens or other encumbrances arising or created in respect of some but not all unsubordinated Indebtedness;

    (b) intercreditor agreements between holders of different classes of unsubordinated Indebtedness; or

    (c) different maturities or prepayment provisions.

   For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness" covenant:

  (1) Indebtedness resulting from security interests granted with respect to Indebtedness of JSCE or any Restricted Subsidiary otherwise included in the determination of such particular amount, and Guarantees (and security interests in respect thereof) of, or obligations with respect to letters of credit supporting, Indebtedness otherwise included in the determination of such particular amount shall not be included;

  (2) any Liens granted pursuant to the equal and ratable provisions referred to in the first paragraph of clause (1) of the second paragraph of the "Limitation on Liens" covenant shall not be treated as Indebtedness; and

  (3) Indebtedness permitted under this "Limitation of Indebtedness" covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by reference to one such provision and in part by reference to one or more other provisions of this covenant permitting such Indebtedness. For purposes of determining compliance with this "Limitation on Indebtedness" covenant, (x) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses, JSCE, in its sole discretion, shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses and (y) the amount of Indebtedness issued at a price that is less than the principal amount thereof shall be equal to the amount of the liability in respect thereof determined in conformity with GAAP. (Section 3.03)

Limitation On Restricted Payments

   So long as any of the notes are outstanding, JSCE will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

  (1) declare or pay any dividend or make any distribution on its Capital Stock (other than dividends or distributions payable solely in shares of its or such Restricted Subsidiary's Capital Stock (other than Redeemable Stock) of the same class held by such holders or in options, warrants or other rights to acquire such shares of Capital Stock) held by Persons other than JSCE or any Restricted Subsidiary that is a Wholly Owned Subsidiary of JSCE;

  (2) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of JSC, a JSC Parent, JSCE or CCA (including options, warrants or other rights to acquire such shares of Capital Stock) held by Persons other than JSCE or any Restricted Subsidiary that is a Wholly Owned Subsidiary of JSCE;

  (3) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other voluntary acquisition or retirement for value of:

    (a) Indebtedness of JSC or a JSC Parent;

    (b) Indebtedness of CCA that is subordinated in right of payment to the notes (other than the Senior Subordinated Notes, the Subordinated Debentures and the Junior Accrual Debentures); or

    (c) Indebtedness of JSCE that is subordinated in right of payment to JSCE's Guarantee of the notes (other than the Guarantees of JSCE with respect to the Senior Subordinated Notes, the Subordinated Debentures and the Junior Accrual Debentures); or

  (4) make any Investment in any Unrestricted Subsidiary (such payments or any other actions described in clauses (1) through (4) being collectively "Restricted Payments") if, at the time of, and after giving effect to, the proposed Restricted Payment:

    (a) a Default or Event of Default shall have occurred and be continuing;

    (b) JSCE could not Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant; or

    (c) the aggregate amount expended for all Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by the Board of Directors of JSCE, whose determination shall be conclusive and evidenced by a Board Resolution) after the date of the Indenture shall exceed the sum of:

      (i) 50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of such amount) of JSCE (determined by excluding income resulting from the transfers of assets received by JSCE or a Restricted Subsidiary from an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the month immediately following the Closing Date and ending on the last day of the last fiscal quarter preceding the Transaction Date; plus

      (ii) the aggregate net proceeds (including the fair market value of noncash proceeds as determined in good faith by the Board of Directors of JSCE) received by JSCE or CCA from the issuance and sale permitted by the Indenture of the Capital Stock of JSCE or CCA (other than Redeemable Stock) to a Person who is not a Restricted Subsidiary of JSCE or an Unrestricted Subsidiary of JSCE, including an issuance or sale permitted by the Indenture for cash or other property upon the conversion of any Indebtedness of JSCE or CCA subsequent to the Closing Date, or from the issuance of any options, warrants or other rights to acquire Capital Stock of JSCE or CCA (in each case, exclusive of any Redeemable Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the notes) plus all amounts contributed to the capital of JSCE by JSC; plus

      (iii) an amount equal to the net reduction in Investments in Unrestricted Subsidiaries (other than such Investments made pursuant to clause (5) of the second paragraph of this "Limitation on Restricted Payments" covenant) resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to JSCE or any Restricted Subsidiary from Unrestricted Subsidiaries, or from redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed in the case of any Unrestricted Subsidiary the amount of Investments previously made by JSCE or any Restricted Subsidiary in such Unrestricted Subsidiary; plus

      (iv) $25 million.

   The foregoing provision shall not take into account, and shall not be violated by reason of:

  (1) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph;

  (2) the redemption, repurchase, defeasance or other acquisition or retirement for value of:

    (a) Indebtedness of JSC or a JSC Parent;

    (b) Indebtedness of CCA that is subordinated in right of payment to the notes; or

    (c) Indebtedness of JSCE that is subordinated in right of payment to JSCE's Guarantee of the notes, including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (3) or (4) of the second paragraph of the "Limitation on Indebtedness" covenant;

  (3) the payment of dividends on the Capital Stock of JSCE or CCA, following any initial public offering of Capital Stock of JSC provided for in the Recapitalization Plan, of up to 6% per annum of the net proceeds received by JSCE or CCA, as the case may be, from JSC out of the proceeds of:

    (a) such public offering; and

    (b) the SIBV Investment (and, in the case of the 1993 Senior Note Indenture, any other sale of Capital Stock of JSC, JSCE or CCA which is substantially concurrent with the public offering referred to in (a)) (net of underwriting discounts and commissions, if any, but without deducting other fees or expenses therefrom);


  (4) the repurchase, redemption or other acquisition of Capital Stock of JSC, a JSC Parent, JSCE or CCA in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of Capital Stock (other than Redeemable Stock) of JSC, a JSC Parent, JSCE or CCA;

  (5) the making of Investments in Unrestricted Subsidiaries in an aggregate amount not to exceed $25 million in each fiscal year of JSCE;

  (6) the acquisition of:

    (a) Indebtedness of JSC or a JSC Parent;

    (b) Indebtedness of CCA which is subordinated in right of payment to the notes; or

    (c) Indebtedness of JSCE that is subordinated in right of payment to JSCE's Guarantee of the notes in exchange for, or out of the proceeds of, a substantially concurrent offering of, shares of the Capital Stock of JSC, a JSC Parent, JSCE or CCA (other than Redeemable Stock);

  (7) payments or distributions pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of JSCE or CCA;

  (8) payments to JSC:

    (a) in an aggregate amount not to exceed $2 million per annum to cover the reasonable expenses of JSC incurred in the ordinary course of business; and

    (b) in an amount not to exceed the amount believed in good faith by the Board of Directors of JSCE or CCA, as the case may be, to be necessary or advisable for the payment of any liability of JSC, JSCE and CCA in connection with federal, state, local or foreign taxes;

  (9) payments to JSC or any Restricted Subsidiary of JSCE in respect of Indebtedness of JSCE or any Restricted Subsidiary of JSCE owed to JSCE or another Restricted Subsidiary of JSCE;

  (10) payments to Persons who are no longer Employees (as defined in the 1992 Stock Option Plan) or the beneficiaries or estates of such Persons, as a result of the purchase by JSC of options issued pursuant to the 1992 Stock Option Plan (or Common Stock issued upon the exercise of such options) held by such Persons in accordance with the 1992 Stock Option Plan; provided that such payments do not exceed $4 million in any fiscal year; or payments or distributions to JSC to enable JSC to make any such payments; or

  (11) the payment of pro rata dividends to holders of Capital Stock of Smurfit Newsprint; provided that, in the case of clauses (2) through
       (7), (11) and (12), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein. In connection with any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any security which is not Capital Stock but which is convertible into or exchangeable for Capital Stock (including options, warrants or other rights to purchase Capital Stock), such purchase, repurchase, redemption, defeasance or other acquisition or retirement shall be deemed covered by clause (3) and not by clause (2) of the first paragraph of this "Limitation on Restricted Payments" covenant if the Board of Directors of JSCE makes a good faith determination that the value of the underlying Capital Stock, less any consideration payable by the holder of such security in connection with such conversion or exchange, is less than the value of the referenced security. Notwithstanding the foregoing, any amounts paid pursuant to clause (3) of this second paragraph of this "Limitation on Restricted Payments" covenant shall reduce the amount available for Restricted Payments under clause (4)(c) of the first paragraph of this "Limitation on Restricted Payments" covenant.

   Notwithstanding the foregoing, in the event of an issuance of Capital Stock of CCA or JSCE (or JSC or a JSC Parent to the extent that the proceeds therefrom are contributed to CCA) and:

  (1) the repurchase, redemption or other acquisition of Capital Stock out of the proceeds of such issuance as permitted by clause (4) above; or

  (2) the acquisition of Indebtedness that is subordinated in right of payment to the notes, as permitted by clause (6) above, then, in calculating whether the conditions of clause (c) of the first paragraph of this "Limitation on Restricted Payments" covenant have been met with respect to any subsequent Restricted Payments, both the proceeds of such issuance and the application of such proceeds shall be included under clause (c) of the first paragraph of this "Limitation on Restricted Payments" covenant. (Section 3.04)

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

   So long as any of the notes are outstanding, JSCE will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary (other than CCA) to:

  (1) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by JSCE or any other Restricted Subsidiary;

  (2) pay any Indebtedness owed to JSCE or any other Restricted Subsidiary;

  (3) make loans or advances to JSCE or any other Restricted Subsidiary; or

  (4) transfer, subject to certain exceptions, any of its property or assets to JSCE or any other Restricted Subsidiary.

   The foregoing provision shall not restrict or prohibit any encumbrances or restrictions:

  (1) existing in any Credit Agreement;

  (2) existing under the notes, the Senior Subordinated Notes, the Subordinated Debentures, the Junior Accrual Debentures, any indenture or agreement related to any of the foregoing or any agreements in effect on the Closing Date or in any Indebtedness containing any such encumbrance or restriction that is permitted pursuant to clause (5) below or in any extensions, refinancings, renewals or replacements of any of the foregoing; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are not materially less favorable taken as a whole to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

  (3) existing under any Receivables Program or any other agreement providing for the Incurrence of Indebtedness (or any exhibit, appendix or schedule to such agreement or other agreement executed as a condition to the execution of, funding under or pursuant to such agreement); provided that the encumbrances and restrictions in any such agreement are not materially less favorable taken as a whole to the Holders than those encumbrances and restrictions contained in any Credit Agreement as of the Closing Date (or the Recapitalization Closing Date);

  (4) existing under or by reason of applicable law;

  (5) existing with respect to any Person or the property or assets of such Person acquired by JSCE or any Restricted Subsidiary and existing at the time of such acquisition, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired;

  (6) in the case of clause (4) of the first paragraph of this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant:

    (a) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset;

    (b) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of JSCE or any Restricted Subsidiary not otherwise prohibited by the Indenture; or

    (c) arising or agreed to in the ordinary course of business and that do not, individually or in the aggregate, detract from the value of property or assets of JSCE or any Restricted Subsidiary in any manner material to JSCE and its Restricted Subsidiaries taken as a whole; or

  (7) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary. Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant shall prevent JSCE or any Restricted Subsidiary from:

    (a) entering into any agreement permitting or providing for the incurrence of Liens otherwise permitted in the "Limitation on Liens" covenant; or

    (b) restricting the sale or other disposition of property or assets of JSCE or any of its Subsidiaries that secure Indebtedness of JSCE or any of its Subsidiaries. (Section 3.05)

Limitation On the Issuance of Capital Stock of JSCE and Restricted Subsidiaries

   Under the terms of the Indentures, JSCE will not and will not permit any Restricted Subsidiary (other than CCA), directly or indirectly, to issue or sell any shares of its Capital Stock (including options, warrants or other rights to purchase shares of such Capital Stock) except:

  (1) to JSCE or another Restricted Subsidiary that is a Wholly Owned Subsidiary of JSCE;

  (2) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary for purposes of the Indenture;

  (3) if the Net Cash Proceeds from such issuance or sale are applied, to the extent required to be applied, pursuant to the "Limitation on Asset Sales" covenant or if such issuance or sale does not constitute an "Asset Sale;"

  (4) issuances or sales to foreign nationals of shares of the Capital Stock of Foreign Subsidiaries, to the extent mandated by applicable foreign law; or

  (5) issuances or sales of Capital Stock by JSCE to JSC. (Section 3.06)

Limitation On Transactions With Shareholders and Affiliates

   Under the terms of the Indentures, JSCE will not, and will not permit any Restricted Subsidiary of JSCE to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of JSC or with any Affiliate of JSCE, except upon fair and reasonable terms no less favorable to JSCE or such Restricted Subsidiary of JSCE than could be obtained, at the time of such transaction or at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate.

   The foregoing limitation does not limit, and shall not apply to:

  (1) transactions:

    (a) approved by a majority of the disinterested members of the Board of Directors; or

    (b) for which JSCE or a Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking firm or a nationally recognized accounting firm stating that the transaction is fair or, in the case of an opinion of a nationally recognized accounting firm, reasonable or fair to JSCE or such Restricted Subsidiary from a financial point of view;

  (2) any transaction among JSCE and any Restricted Subsidiaries or among Restricted Subsidiaries;

  (3) the payment of reasonable and customary regular fees to directors of JSCE or any Restricted Subsidiary who are not employees of JSCE or any Restricted Subsidiary;

  (4) any payments or other transactions pursuant to any tax-sharing agreement between JSCE, CCA and JSC or any other Person with which JSCE is required or permitted to file a consolidated tax return or with which JSCE is or could be part of a consolidated group for tax purposes;

  (5) any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant;

  (6) the provision of management, financial and operational services by JSCE and its Subsidiaries to Affiliates of JSCE in which JSCE or its Subsidiaries have Investments and the payment of compensation for such services; provided, that the Board of Directors of JSCE has determined that the provision of such services is in the best interests of JSCE and its Subsidiaries; or

  (7) any transaction contemplated by the terms of the Recapitalization Plan. (Section 3.07)

Limitation On Liens

   Under the terms of the Indentures, JSCE will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any Principal Property, or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all of the notes and all other amounts due under the Indenture to be directly secured equally and ratably with (or prior to) the obligation or liability secured by such Lien for so long as such Lien affects such Principal Property, shares of Capital Stock or Indebtedness unless, after giving effect thereto, the aggregate amount of any Indebtedness so secured, plus, the Attributable Indebtedness for all sale-leaseback transactions restricted as described in the "Limitation on Sale-Leaseback Transactions" covenant, does not exceed 10% of Adjusted Consolidated Net Tangible Assets.

   The foregoing limitation does not apply to, and any computation of secured Indebtedness under such limitation shall exclude:

  (1) Liens securing obligations under:

    (a) any Credit Agreement; and

    (b) any Receivables Programs (and, in the case of the 1993 Senior Note Indenture, the Secured Notes for so long as they remain outstanding);

  (2) other Liens existing on the Closing Date;

  (3) Liens securing Indebtedness of Restricted Subsidiaries (other than Acquired Indebtedness and refinancings thereof);

  (4) Liens securing Indebtedness Incurred under clause (4) or (5) of the second paragraph of the "Limitation on Indebtedness" covenant;

  (5) Liens granted in connection with the extension, renewal or refinancing, in whole or in part, of any Indebtedness described in clauses (1) through (4) above; provided that with respect to clauses (2) and (3) the amount of Indebtedness secured by such Lien is not increased thereby; and provided further that the extension, renewal or refinancing of Indebtedness of JSCE may not be secured by Liens on assets of any Restricted Subsidiary (other than CCA) other than to the extent the Indebtedness being extended, renewed or refinanced was at any time previously secured by Liens on assets of such Restricted Subsidiary;

  (6) Liens with respect to Acquired Indebtedness permitted under clause (7) of the second paragraph of the "Limitation on Indebtedness" covenant and permitted refinancings thereof; provided that such Liens do not extend to or cover any property or assets of JSCE or any Subsidiary of JSCE other than the property or assets of the Subsidiary acquired;

  (7) Liens securing the Senior Subordinated Notes, the Subordinated Debentures, the Junior Accrual Debentures or the other notes, in each case to the extent required to be incurred pursuant to the terms of the indentures governing such Indebtedness; or

  (8) Permitted Liens. (Section 3.08)

Limitation On Sale-Leaseback Transactions

   Under the terms of the Indentures, JSCE will not, and will not permit any Restricted Subsidiary to, enter into any sale-leaseback transaction involving any Principal Property, unless the aggregate amount of all Attributable Indebtedness with respect to such transactions, plus all Indebtedness secured by Liens on Principal Properties (excluding secured Indebtedness that is excluded as described in the "Limitation on Liens" covenant), does not exceed 10% of Adjusted Consolidated Net Tangible Assets.

   The foregoing restriction does not apply to, and any computation of Attributable Indebtedness under such limitation shall exclude, any sale-leaseback transaction if:

  (1) the lease is for a period, including renewal rights, of not in excess of three years;

  (2) the sale or transfer of the Principal Property is entered into prior to, at the time of, or within 12 months after the later of the acquisition of the Principal Property or the completion of construction thereof;

  (3) the lease secures or relates to industrial revenue or pollution control bonds;

  (4) the transaction is between JSCE and any Restricted Subsidiary or between Restricted Subsidiaries; or

  (5) JSCE or such Restricted Subsidiary, within 12 months after the sale of any Principal Property is completed, applies an amount not less than the net proceeds received from such sale to the retirement of unsubordinated Indebtedness, to Indebtedness of a Restricted Subsidiary (other than CCA) or to the purchase of other property that will constitute Principal Property or improvements thereto. (Section 3.09)

Limitation On Asset Sales

   Under the terms of the Indentures, in the event and to the extent that the Net Cash Proceeds received by JSC, JSCE or any of its Restricted Subsidiaries from one or more Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months (other than Asset Sales by JSC, JSCE or any Restricted Subsidiary to JSCE or another Restricted Subsidiary) exceed 10% of Adjusted Consolidated Net Tangible Assets in any one fiscal year (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of JSCE has been prepared), then JSCE shall or shall cause the relevant Restricted Subsidiary to:

  (1) within 12 months (or, in the case of Asset Sales of plants or facilities, 24 months) after the date Net Cash Proceeds so received exceed 10% of Adjusted Consolidated Net Tangible Assets in any one fiscal year (determined as of the date closest to the commencement of such 12-month period for which a balance sheet of JSCE and its Subsidiaries has been prepared);

    (a) apply an amount equal to such excess Net Cash Proceeds to repay unsubordinated Indebtedness of CCA or JSCE, make a dividend or distribution to JSCE for application by JSCE to repay unsubordinated Indebtedness of JSCE, or repay Indebtedness of any Restricted Subsidiary of JSCE, in each case owing to a Person other than JSCE or any of its Restricted Subsidiaries; or

    (b) invest an equal amount, or the amount not so applied pursuant to clause (a) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in property or assets of a nature or type or which will be used in a business (or in a company having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, JSCE and its Restricted Subsidiaries existing on the date of such Investment (as determined in good faith by the Board of Directors of JSCE, whose determination shall be conclusive and evidenced by a Board Resolution); and

  (2) apply (no later than the end of such 12-month period or 24-month period, as the case may be, referred to in clause (1)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (1)) as provided in the following paragraphs of this "Limitation on Asset Sales" covenant. The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period or 24-month period, as the case may be, as set forth in clause
      (a) or (b) of the preceding paragraph and neither applied nor committed to be applied as set forth above by the end of such period shall constitute "Excess Proceeds."

   If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Excess Proceeds Offer (as defined below) totals at least $10 million, CCA must, not later than the fifteenth Business Day of such month, make an offer (an "Excess Proceeds Offer") to purchase from the Holders of the notes on a pro rata basis an aggregate principal amount of notes equal to the Excess Proceeds on such date, at a purchase price equal to 101% of the principal amount of such notes, plus, in each case, accrued interest (if any) to the date of purchase (the "Excess Proceeds Payment").

   Notwithstanding the foregoing:

  (1) to the extent that any or all of the Net Cash Proceeds of any Asset Sale are prohibited or delayed by applicable local law from being repatriated to the United States of America, the portion of such Net Cash Proceeds so affected will not be required to be applied pursuant to this "Limitation on Asset Sales" covenant but may be retained for so long, but only for so long, as the applicable local law will not permit repatriation to the United States of America (under the Indenture JSCE will agree to promptly take or cause the relevant Restricted Subsidiary to promptly take all reasonable actions required by the applicable local law and within JSCE's control to permit such repatriation) and once such repatriation of any such affected Net Cash Proceeds is permitted under the applicable local law, such repatriation will be immediately effected and such repatriated Net Cash Proceeds will be applied in the manner set forth in this "Limitation on Asset Sales" covenant as if such Asset Sale had occurred on the date of repatriation; and

  (2) to the extent that the Board of Directors of JSCE has determined in good faith that repatriation of any or all of the Net Cash Proceeds would have an adverse tax or other consequence to JSCE, the Net Cash Proceeds so affected may be retained outside the United States of America for so long as such adverse tax or other consequence would continue.

   CCA shall commence an Excess Proceeds Offer by mailing a notice to the Trustee and each Holder stating:

  (1) that the Excess Proceeds Offer is being made pursuant to this "Limitation on Asset Sales" covenant and that all notes validly tendered will be accepted for payment on a pro rata basis;

  (2) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Excess Proceeds Payment Date");

  (3) that any Senior Note not tendered will continue to accrue interest;

  (4) that, unless CCA defaults in the payment of the Excess Proceeds Payment, any Senior Note accepted for payment pursuant to the Excess Proceeds Offer shall cease to accrue interest after the Excess Proceeds Payment Date;

  (5) that Holders electing to have a Senior Note purchased pursuant to the Excess Proceeds Offer will be required to surrender the Senior Note together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of the Senior Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Excess Proceeds Payment Date;

  (6) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Excess Proceeds Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of such Holder, the principal amount of notes delivered for purchase and a statement that such Holder is withdrawing his election to have such notes purchased; and

  (7) that Holders whose notes are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered; provided that each Senior Note purchased and each new Senior Note issued shall be in an original principal amount of $1,000 or integral multiples thereof.

   On the Excess Proceeds Payment Date, CCA shall:

  (1) accept for payment on a pro rata basis notes or portions thereof tendered pursuant to the Excess Proceeds Offer;

  (2) deposit with the Paying Agent money sufficient to pay the purchase price of all notes or portions thereof so accepted; and

  (3) deliver, or cause to be delivered, to the relevant Trustee all notes or portions thereof so accepted together with an Officers' Certificate specifying the notes or portions thereof accepted for payment by CCA. The Paying Agent shall promptly mail to the Holders of notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Senior Note equal in principal amount to any unpurchased portion of the notes surrendered; provided that each note purchased and each new note issued shall be in an original principal amount of $1,000 or integral multiples thereof. CCA will publicly announce the results of the Excess Proceeds Offer as soon as practicable after the Excess Proceeds Payment Date. For purposes of this "Limitation on Asset Sales" covenant, the Trustee shall act as the Paying Agent.

   CCA will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that such Excess Proceeds are received by CCA under this "Limitation on Asset Sales" covenant and CCA is required to repurchase notes as described above and CCA may modify any of the foregoing provisions of this "Limitation on Asset Sales" covenant to the extent it is advised by independent counsel that such modification is necessary or appropriate in order to ensure such compliance. (Section 3.10)

Repurchase of Notes upon Change of Control

  (1) In the event of a Change of Control, each Holder shall have the right to require the repurchase of its notes by CCA in cash pursuant to the offer described below (the "Change of Control Offer") at a purchase price equal to 101% of the principal amount thereof, plus accrued interest (if any) to the date of purchase (the "Change of Control Payment"). Prior to the mailing of the notice to Holders provided for in the succeeding paragraph, but in any event within 30 days following any Change of Control, CCA covenants to:

    (a)(i)repay in full all unsubordinated Indebtedness of CCA or make a dividend or distribution to JSCE for application by JSCE to repay in full all unsubordinated Indebtedness of JSCE; or

      (ii) offer to repay in full all such unsubordinated Indebtedness of either JSCE or CCA and to repay such unsubordinated
           Indebtedness of each holder of such unsubordinated Indebtedness who has accepted such offer; or

    (b) obtain the requisite consents, if any, under the instruments governing any such unsubordinated Indebtedness of JSCE or CCA to permit the repurchase of the notes as provided for in the succeeding paragraph. CCA shall first comply with the covenant in the preceding sentence before it shall be required to repurchase notes pursuant to this "Repurchase of Notes upon Change of Control" covenant.

  (2) Within 30 days of the Change of Control, CCA shall mail a notice to the Trustee and each Holder stating:

    (a) that a Change of Control has occurred, that the Change of Control Offer is being made pursuant to this "Repurchase of Notes upon Change of Control" covenant and that all notes validly tendered will be accepted for payment;

    (b) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Change of Control Payment Date");

    (c) that any notes not tendered will continue to accrue interest;

    (d) that, unless CCA defaults in the payment of the Change of Control Payment, any notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date;

    (e) that Holders electing to have any notes or portion thereof purchased pursuant to the Change of Control Offer will be required to surrender such notes, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of such notes completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Change of Control Payment Date;

    (f) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of such Holder, the principal amount of notes delivered for purchase and a statement that such Holder is withdrawing his election to have such notes purchased; and

    (g) that Holders whose notes are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered; provided that each Senior Note purchased and each new Senior Note issued shall be in an original principal amount of $1,000 or integral multiples thereof.

  (3) On the Change of Control Payment Date, CCA shall:

    (a) accept for payment notes or portions thereof tendered pursuant to the Change of Control Offer;

    (b) deposit with the Paying Agent money sufficient to pay the purchase price of all notes or portions thereof so accepted; and

    (c) deliver, or cause to be delivered, to the Trustee, all notes or portions thereof so accepted together with an Officers' Certificate specifying the notes or portions thereof accepted for payment by CCA. The Paying Agent shall promptly mail, to the Holders of notes so accepted, payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new note equal in principal amount to any unpurchased portion of the notes surrendered; provided that each note purchased and each new Senior Note issued shall be in an original principal amount of $1,000 or integral multiples thereof. CCA will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date. For purposes of this "Repurchase of Notes upon Change of Control" covenant, the Trustee shall act as Paying Agent. CCA will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in the event that a Change of Control occurs under this "Repurchase of Notes upon Change of Control" covenant and CCA is required to repurchase notes as described above and CCA may modify any of the foregoing provisions of this "Repurchase of Notes upon Change of Control" covenant to the extent it is advised by independent counsel that such modification is necessary or appropriate in order to ensure such compliance. (Section 3.18)

   If CCA is unable to repay all of its unsubordinated Indebtedness and is also unable to obtain the consents of its unsubordinated creditors (and/or of the holders of other Indebtedness, if any, of CCA or JSCE outstanding at the time of a Change of Control whose consent would be so required) to permit the repurchase of notes either pursuant to clause (1)(b) or clause (2) of the foregoing covenant, then CCA will have breached such covenant. This breach will constitute an Event of Default under the Indenture if it continues for a period of 30 consecutive days after written notice is given to CCA by the Trustee or the holders of at least 25% in aggregate principal amount of the notes outstanding. See "--Events of Default." In addition, the failure by CCA to repurchase notes at the conclusion of the Change of Control Offer will constitute an Event of Default without any waiting period or notice requirements. JSCE has guaranteed all payments due on the notes, including those due by reason of the acceleration thereof following the occurrence of an Event of Default. This obligation of JSCE is not subject to any waiting period or notice requirement once such an acceleration has occurred; as discussed above, however, in certain circumstances there are notice and waiting period requirements that must be satisfied before CCA's breach of the above covenant constitutes an Event of Default.

   There can be no assurances that CCA (or JSCE) will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of the notes) required by the foregoing covenant and similar provisions contained in the Senior Subordinated Notes, the Subordinated Debentures, the Junior Accrual Debentures, any Credit Agreement and the Secured Notes (as well as in any other indebtedness which might be outstanding at the time). Although there is some variation in the definition of "Change of Control" among such different classes of debt, there is substantial overlap. In any event, the above covenant requiring CCA to repurchase the notes will, unless the consents referred to above are obtained, require CCA and JSCE to offer to repay or repay all indebtedness outstanding under any Credit Agreement and the Secured Notes, and any other indebtedness then outstanding which by its terms prohibits such repurchases of the notes, either prior to or concurrently with such repurchases.

Events of Default

   The following events are defined as "Events of Default" in the Indenture:

  (1) CCA defaults in the payment of principal of (or premium, if any, on) any notes when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

  (2) CCA defaults in the payment of interest on any notes when the same becomes due and payable, and such default continues for a period of 30 days;

  (3) JSCE or CCA defaults in the performance of or breaches any other covenant or agreement of JSCE or CCA in the Indenture or under the notes and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Series A Senior Notes and the Series B Senior Notes then outstanding taken together as one class or, in the case of any such default or breach under only one Indenture, 25% or more in aggregate principal amount of the Series A Senior Notes or the Series B Senior Notes, as the case may be, then outstanding, or, in the case of the 1993 Senior Notes, written notice by the Trustee or Holders of 25% or more in the aggregate principal amount of the 1993 Senior Notes;

  (4) there occurs with respect to any issue or issues of Indebtedness of JSCE, CCA and/or one or more of their Significant Subsidiaries having an outstanding principal amount of $50 million or more individually or $100 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration;

  (5) any final judgment or order (not covered by insurance) for the payment of money in excess of $50 million individually or $100 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against JSCE, CCA or any of their Significant Subsidiaries and shall not be paid or discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order in excess of $50 million individually or that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $100 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

  (6) a court having jurisdiction in the premises enters a decree or order for:

    (a) relief in respect of JSCE, CCA or any of their Significant Subsidiaries in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect;

    (b) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of JSCE, CCA or any of their Significant Subsidiaries or for all or substantially all of the property and assets of JSCE, CCA or any of their Significant Subsidiaries; or

    (c) the winding up or liquidation of the affairs of JSCE, CCA or any of their Significant Subsidiaries and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days;

  (7) JSCE, CCA or any of their Significant Subsidiaries:

    (a) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law;

    (b) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of JSCE, CCA or any of their Significant Subsidiaries or for all or substantially all of the property and assets of JSCE, CCA or any of their Significant Subsidiaries; or

    (c) effects any general assignment for the benefit of creditors;

  (8) JSCE, CCA and/or one or more of their Significant Subsidiaries fails to make:

    (a) at the final (but not any interim) fixed maturity of any issue of Indebtedness a principal payment of $50 million or more; or

    (b) at the final (but not any interim) fixed maturity of more than one issue of such Indebtedness principal payments aggregating $100 million or more and, in the case of clause (a), such defaulted payment shall not have been made, waived or extended within 30 days of the payment default and, in the case of clause (b), all such defaulted payments shall not have been made, waived or extended within 30 days of the payment default that causes the amount described in clause (b) to exceed $100 million; or

  (9) the non-payment of any two or more items of Indebtedness of JSCE, CCA and/or one or more of their Significant Subsidiaries that would constitute at the time of such nonpayments, but for the individual amounts of such Indebtedness, an Event of Default under clause (4) or clause (8) above, or both, and which items of Indebtedness aggregate $100 million or more. (Section 5.01)

   If an Event of Default (other than an Event of Default specified in clause
(6) or (7) above that occurs with respect to JSCE or CCA) occurs and is continuing under both the Series A Senior Note Indenture and the Series B Senior Note Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Series A Senior Notes and Series B Senior Notes then outstanding taken together as one class or, in the case of any such Event of Default which occurs and is continuing under only one Indenture, 25% in aggregate principal amount of the Series A Senior Notes or the Series B Senior Notes, as the case may be, then outstanding, by written notice to CCA (and to the Trustee if such notice is given by the Holders) (or, in the case of the 1993 Senior Note Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the 1993 Senior Notes, then outstanding, by written notice to CCA (and to the Trustee if such notice is given by the Holders)) (the "Acceleration Notice"), may, and the Trustee at the request of the Holders shall, declare the entire unpaid principal of, premium, if any, and accrued interest on the Senior Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (4), (8) or (9) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (4), (8) or (9) shall be remedied, cured by JSCE or CCA or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (6) or (7) above occurs with respect to JSCE or CCA, all unpaid principal of, premium, if any, and accrued interest on the notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in principal amount of the outstanding Series A Senior Notes and Series B Senior Notes taken together as one class (or, in the case of any default under the respective Indenture relating to the Series A Senior Notes or the Series B Senior Notes, then a majority in principal amount of the outstanding Series A Senior Notes or Series B Senior Notes, as the case may be) (or, in the case of the 1993 Senior Note Indenture, the Holders of at least a majority in aggregate principal amount of the 1993 Senior Notes then outstanding), by written notice to JSCE, CCA and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if:

  (1) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived; and

  (2) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. (Section 5.02) For information as to the waiver of defaults, see "--Modification and Waiver."

   As a result of the foregoing voting provisions relating to Events of Default under the Series B Senior Note Indenture, Holders of Series B Senior Notes even if acting unanimously may not be able to

  (1) declare a default under the Series B Senior Note Indenture following a default in the performance of or any breach of covenants or agreements of JSCE or CCA as set forth in clause (3) above; or

  (2) request acceleration of the principal of, premium, if any, and accrued interest on, the Series B Senior Notes if an Event of Default occurs.

   The Holders of at least a majority in aggregate principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of notes not joining in the giving of such direction. (Section 5.05) A Holder may not pursue any remedy with respect to the Indenture or the notes unless:

  (1) the Holder gives the Trustee written notice of a continuing Event of Default;

  (2) the Holders of at least 25% in aggregate principal amount of outstanding notes make a written request to the Trustee to pursue the remedy;

  (3) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

  (4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

  (5) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding notes do not give the Trustee a direction that is inconsistent with the request. (Section 5.06).

   However, such limitations do not apply to the right of any Holder of a Senior Note to receive payment of the principal of, premium, if any, or interest on, such Senior Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the notes which right shall not be impaired or affected without the consent of the Holder. (Section 5.07) For purposes of the foregoing paragraph, actions that may be taken by Holders of at least a majority or 25% in aggregate principal amount of the outstanding notes may only be taken by Holders of at least a majority or 25% (as the case may be) in aggregate principal amount of the Series A Senior Notes and the Series B Senior Notes taken together as one class or, in the case of any remedy which relates solely to one Indenture or one class of notes, by Holders of at least a majority or 25% (as the case may be) in aggregate principal amount of the Series A Senior Notes, the Series B Senior Notes or the 1993 Senior Notes as the case may be. (Sections 5.04, 5.05 and 5.06)

   The Indentures require certain officers of JSCE and CCA to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of JSCE and CCA and their Subsidiaries and JSCE's and CCA's and their Subsidiaries' performance under the Indenture and that JSCE and CCA have fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. JSCE and CCA will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture. (Section 3.15)

Consolidation, Merger and Sale of Assets

   Neither JSCE nor CCA shall consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person (other than a Restricted Subsidiary that is a Wholly Owned Subsidiary of JSCE with a positive net worth; provided that, in connection with any merger of

JSCE or CCA with a Restricted Subsidiary that is a Wholly Owned Subsidiary of JSCE, no consideration (other than common stock in the surviving Person, JSCE or CCA) shall be issued or distributed to the stockholders of JSCE) unless:

  (1) JSCE or CCA shall be the continuing Person, or the Person (if other than JSCE or CCA) formed by such consolidation or into which JSCE or CCA is merged or that acquired or leased such property and assets of JSCE or CCA shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of JSCE or CCA, as the case may be, on all of the notes and under the Indenture;

  (2) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

  (3) immediately after giving effect to such transaction on a pro forma basis, the Interest Coverage Ratio of the continuing Person continuing as, or becoming the successor obligor on the notes or the Guarantee is at least 1:1, or, if less, equal to the Interest Coverage Ratio of JSCE or CCA, as the case may be, immediately prior to such transaction; provided that, if the Interest Coverage Ratio of JSCE or CCA, as the case may be, before giving effect to such transaction is within the range set forth in column (A) below, then the pro forma Interest Coverage Ratio of the continuing Person becoming the successor obligor of the notes shall be at least equal to the lesser of:

    (a) the ratio determined by multiplying the percentage set forth in column (B) below by the Interest Coverage Ratio of JSCE or CCA, as the case may be, prior to such transaction; and

    (b) the ratio set forth in column (C) below:

                      (A)                 (B)   (C)
       ---------------------------------- ---  -----
       1.11:1 to 1.99:1..................  90% 1.5:1
       2.00:1 to 2.99:1..................  80% 2.1:1
       3.00:1 to 3.99:1..................  70% 2.4:1
       4.00:1 or more....................  60% 2.5:1

     and provided further that, if the pro forma Interest Coverage Ratio of JSCE, CCA or any Person becoming the successor obligor of the notes, as the case may be, is 3:1 or more, the calculation in the preceding proviso shall be inapplicable and such transaction shall be deemed to have complied with the requirements of this clause (3);

  (4) immediately after giving effect to such transaction on a pro forma basis, JSCE, CCA or any Person becoming the successor obligor of the notes shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of JSCE or CCA, as the case may be, immediately prior to such transaction; and

  (5) JSCE or CCA, as the case may be, delivers to the Trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clauses (3) and (4)) and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture comply with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with (in no event, however, shall such Opinion of Counsel cover financial ratios, the solvency of any Person or any other financial or statistical data or information); provided, however, that clauses (3) and (4) above do not apply if, in the good faith determination of the Board of Directors of JSCE or CCA, as the case may be, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of incorporation of JSCE or CCA, as the case may be; and provided further that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

   JSCE shall be released from all of its obligations under its Guarantee of the notes and the Indenture if the purchaser of Capital Stock of CCA having a majority of the voting rights thereunder, or the parent of CCA

(other than JSCE) following a consolidation or merger of CCA, satisfies the requirements of clauses (3) and (4) of the preceding sentence with respect to JSCE.

   Notwithstanding the foregoing, nothing in clause (2), (3), (4) or (5) above shall prevent the occurrence of:

  (1) a merger or consolidation of JSCE and CCA, or either of their respective successors;

  (2) the sale of all or substantially all of the assets of CCA to JSCE;

  (3) the sale of all or substantially all of the assets of JSCE to CCA; or

  (4) the assumption by JSCE of the Indebtedness represented by the notes. (Section 4.01)

   In the event:

  (1) JSCE merges into CCA; and

  (2) in connection therewith a direct or indirect Wholly Owned Subsidiary of JSC ("Interco"), of which CCA is at such time a direct or indirect Wholly Owned Subsidiary, (x) guarantees the obligations of CCA on the notes on the same terms and to the same extent as JSCE had guaranteed such obligations prior to the aforesaid merger, and (y) assumes all obligations of JSCE set forth in the Indenture (without giving effect to the effect of the aforesaid merger on such obligations) (collectively, the "Substitution Transaction");

then, notwithstanding anything to the contrary in the Indenture, upon delivery of an Officers' Certificate to the effect that the foregoing has occurred and the execution and delivery by CCA and Interco of a supplemental indenture evidencing such merger and guarantee and assumption, and without regard to the requirements set forth in clauses (1) through (5) of the first paragraph under "Consolidation, Merger and Sale of Assets":

  (1) all references in the Indenture to "CCA" shall continue to refer to CCA, as the survivor in such merger;

  (2) all references to "JSCE" and to "JSCE's guarantee" shall refer to Interco and to Interco's guarantee contemplated by clause (2) above, respectively; and

  (3) no breach or default under the Indenture shall be deemed to have occurred solely by reason of the Substitution Transaction. (Section 4.03)

Defeasance

   Defeasance and Discharge. The Indentures provide that JSCE and CCA will be deemed to have paid and will be discharged from any and all obligations in respect of the notes on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the notes or JSCE's Guarantee of the notes (except for, among other matters, certain obligations to register the transfer or exchange of the notes, to replace stolen, lost or mutilated notes to maintain paying agencies and to hold monies for payment in trust) if, among other things:

  (1) CCA has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the outstanding notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the notes;

  (2) JSCE or CCA has delivered to the Trustee:

    (a) either an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of CCA's exercise of its option under this "Defeasance" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be accompanied by a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the date of the Indenture such that a ruling is no longer required or a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel; and

    (b) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15.6-A of the New York Debtor and Creditor Law;

  (3) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which JSCE or CCA is a party or by which JSCE or CCA is bound; and

  (4) if at such time the notes are listed on a national securities exchange, CCA has delivered to the Trustee an Opinion of Counsel to the effect that the notes will not be delisted as a result of such deposit, defeasance and discharge. (Section 7.02)

   Defeasance of Certain Covenants and Certain Events of Default. The Indentures further provide that the provisions of the Indentures will no longer be in effect with respect to clauses (3) and (4) under "Consolidation, Merger and Sale of Assets" and all the covenants described herein under "Covenants," clause (3) under "Events of Default" with respect to such covenants and clauses
(3) and (4) under "Consolidation, Merger and Sale of Assets," and clauses (4),
(5), (8) and (9) under "Events of Default" shall be deemed not to be Events of Default, upon, among other things, the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the outstanding notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the notes, the satisfaction of the provisions described in clauses (2)(b), (3), and (4) of the preceding paragraph and the delivery by CCA to the Trustee of an Opinion of Counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. (Section 7.03)

   Defeasance and Certain Other Events of Default. In the event CCA exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the notes as described in the immediately preceding paragraph and the notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the notes at the time of the acceleration resulting from such Event of Default. However, CCA will remain liable for such payments and JSCE's Guarantee with respect to such payments will remain in effect.

   The 1998 Credit Agreement contains a covenant prohibiting defeasance of the notes.

Modification and Waiver

   Modifications and amendments of the Indentures may be made by JSCE, CCA and the Trustee with (x) in the case of the 1993 Senior Notes, the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding 1993 Senior Notes, and (y) in the case of the Series A Senior Notes and the Series B

Senior Notes, the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Series A Senior Notes and Series B Senior Notes taken together as one class or, in the case of any such modification or amendment which affects only one class of notes, a majority in aggregate principal amount of the outstanding Series A Senior Notes or Series B Senior Notes, as the case may be, provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby:

  (1) change the Stated Maturity of the principal of, or any installment of interest on, any Senior Note;

  (2) reduce the principal amount of, or premium, if any, or interest on, any Senior Note;

  (3) change the place or currency of payment of principal of, or premium, if any, or interest on, any Senior Note;

  (4) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any Senior Note;

  (5) reduce the above-stated percentage of outstanding notes, the consent of whose Holders is necessary to modify or amend the Indenture;

  (6) waive a default in the payment of principal of, premium, if any, or interest on the notes; or

  (7) reduce the percentage of aggregate principal amount of outstanding notes, the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (or, in the case of the Series A and Series B Senior Notes, release JSCE from its Guarantee of the notes).

   The provisions requiring the consent or approval of specified percentages of Holders of either class of the Series A and Series B Senior Notes or both classes of the Series A and Series B Senior Notes jointly cannot be modified or amended without the consent of a majority in aggregate principal amount of the Holders of such class of the Series A and Series B Senior Notes or such two classes of the Series A and Series B Senior Notes jointly, as the case may be. (Section 8.02)

   To the extent that modifications and amendments of the Indenture may be made with the consent of a majority in aggregate principal amount of the outstanding Series A Senior Notes and Series B Senior Notes taken together as one class, modifications and amendments of the Series B Senior Note Indenture could be made without the consent of any Holder of Series B Senior Notes.

   The 1998 Credit Agreement contains a covenant prohibiting JSCE or CCA from consenting to any modification of the Indenture or waiver of any provision thereof without the consent of a specified percentage of the lenders under the 1998 Credit Agreement.

No Personal Liability of Incorporators, Shareholders, Officers, Directors or Employees

   The Indentures provide that no recourse for the payment of the principal of, premium, if any, or interest on any of the notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of JSCE or CCA in the Indentures, or in any of the notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, shareholder, officer, director, employee or controlling person of JSCE or CCA or of any successor Person thereof. Each Holder, by accepting the notes, waives and releases all such liability. (Section 9.09)

Concerning The Trustee

   The Indentures provide that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in each such Indenture. If an Event of Default has occurred and is continuing, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. (Section 6.01)

   The Indentures and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of CCA or JSCE, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

                            MARKET-MAKING ACTIVITIES

   Morgan Stanley Dean Witter will use this prospectus in connection with sales of the notes in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Morgan Stanley Dean Witter may act as principal or agent in such transactions. Morgan Stanley Dean Witter has no obligation to make a market for the notes and may discontinue or suspend its market-making activities at any time without notice at its sole discretion.

   Morgan Stanley acted as underwriter in connection with the original offerings of the notes and received an underwriting discount of $23 million in connection therewith.

   As of December 31, 1999, affiliates of Morgan Stanley Dean Witter owned approximately 7.3% of the outstanding shares of common stock of SSCC. Alan E. Goldberg is a director of SSCC and is a designee of an affiliate of Morgan Stanley Dean Witter. See "Risk Factors--Significant Stockholders" and JSCE's Annual Report on Form 10-K for further information regarding Mr. Goldberg and the equity ownership of the affiliates of Morgan Stanley Dean Witter.

   Although there are no agreements to do so, Morgan Stanley Dean Witter, as well as others, may act as broker or dealer in connection with the sale of the notes contemplated by this prospectus and may receive fees or commissions in connection therewith.

   We will receive no portion of the proceeds from the sales of the notes in market-making transactions.

   We have agreed to indemnify Morgan Stanley Dean Witter against certain liabilities, including civil liabilities under the Securities Act or to contribute to payments Morgan Stanley Dean Witter may be required to make in respect thereof.

                                 LEGAL MATTERS

   The validity of the notes and the guarantees thereof have been passed upon for us by Skadden, Arps, Slate, Meagher & Flom, New York, New York.

                                    EXPERTS

   The consolidated financial statements of JSCE at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, appearing in this prospectus and the registration statements of which this prospectus forms a part, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

   The consolidated financial statements of JSCE, appearing in its Annual Report on Form 10-K for the year ended December 31, 1999, incorporated by reference into this prospectus and the registration statements of which this prospectus forms a part, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

Index to Financial Statements:                                          Page No.
------------------------------                                          --------
Report of Independent Auditors.........................................      F-2
Consolidated Balance Sheets--December 31, 1999 and 1998................      F-3
For the years ended December 31, 1999, 1998 and 1997:
  Consolidated Statements of Operations................................      F-4
  Consolidated Statements of Stockholder's Equity (Deficit)............      F-5
  Consolidated Statements of Cash Flows................................      F-6
Notes to Consolidated Financial Statements.............................      F-7

   All other schedules specified under Regulation S-X for JSCE, Inc. have been omitted because they are not applicable, because they are not required or because the information required is included in the financial statements or notes thereto.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
JSCE, Inc.

   We have audited the accompanying consolidated balance sheets of JSCE, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholder's equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999. Our audits also included the financial statement schedule listed in Item 16(b) of the Registration Statement. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of JSCE, Inc. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

   As discussed in Note 1 to the financial statements, in 1998 the Company changed its method of accounting for start-up costs.

                                          /s/ Ernst & Young LLP

St. Louis, Missouri
January 24, 2000

                                   JSCE, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                             December 31,
                                                          --------------------
                                                            1999       1998
                                                          ---------  ---------
                                                             (In Millions,
                                                          Except Share Data)
Assets
Current assets
  Cash and cash equivalents.............................. $      11  $      18
  Receivables, less allowances of $9 in 1999 and $9 in
   1998..................................................       396        294
  Inventories
    Work-in-process and finished goods...................        95        104
    Materials and supplies...............................       139        124
                                                          ---------  ---------
                                                                234        228
  Refundable income taxes................................         7         22
  Deferred income taxes..................................        42        122
  Prepaid expenses and other current assets..............        22         10
                                                          ---------  ---------
      Total current assets...............................       712        694
Net property, plant and equipment........................     1,307      1,499
Timberland, less timber depletion........................         2        261
Goodwill, less accumulated amortization of $72 in 1999
 and $65 in 1998.........................................       205        226
Notes receivable from SSCC...............................       364        342
Other assets.............................................       146        152
                                                          ---------  ---------
                                                          $   2,736  $   3,174
                                                          =========  =========
Liabilities and Stockholder's Deficit
Current liabilities
  Current maturities of long-term debt................... $      12  $      44
  Accounts payable.......................................       389        276
  Accrued compensation and payroll taxes.................        88         75
  Interest payable.......................................        30         28
  Other current liabilities..............................       152        126
                                                          ---------  ---------
      Total current liabilities..........................       671        549
Long-term debt, less current maturities..................     1,624      2,526
Other long-term liabilities..............................       253        278
Deferred income taxes....................................       423        359
Stockholder's equity (deficit)
  Common stock, par, value $.01 per share; 1,000 shares
   authorized and outstanding............................
  Additional paid-in capital.............................     1,129      1,102
  Retained earnings (deficit)............................    (1,364)    (1,636)
  Accumulated other comprehensive income (loss)..........                   (4)
                                                          ---------  ---------
      Total stockholder's equity (deficit)...............      (235)      (538)
                                                          ---------  ---------
                                                          $   2,736  $   3,174
                                                          =========  =========

                See notes to consolidated financial statements.

                                   JSCE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                        Year Ended December
                                                                31,
                                                        ----------------------
                                                         1999    1998    1997
                                                        ------  ------  ------
                                                           (In Millions)
Net sales.............................................. $3,295  $3,043  $2,957
Costs and expenses
  Cost of goods sold...................................  2,753   2,542   2,532
  Selling and administrative expenses..................    307     322     249
  Restructuring charge.................................      9     257
                                                        ------  ------  ------
    Income (loss) from operations......................    226     (78)    176
Other income (expense)
  Interest expense, net................................   (175)   (196)   (196)
  Other, net...........................................    411      (5)     (2)
                                                        ------  ------  ------
    Income (loss) from continuing operations before
     income taxes, extraordinary item and cumulative
     effect of accounting change.......................    462    (279)    (22)
Benefit from (provision for) income taxes..............   (186)    108       3
                                                        ------  ------  ------
    Income (loss) from continuing operations before
     extraordinary item and cumulative effect of
     accounting change.................................    276    (171)    (19)
Discontinued operations
  Income from discontinued operations, net of income
   taxes of $(1) in 1999, $(17) in 1998 and $(14) in
   1997................................................      2      27      20
  Gain on disposition of discontinued operations net of
   income taxes of $2 in 1999..........................      4
                                                        ------  ------  ------
    Income (loss) before extraordinary item and
     cumulative effect of accounting change............    282    (144)      1
Extraordinary item
  Loss from early extinguishment of debt, net of income
   tax benefit of $6 in 1999 and $9 in 1998............    (10)    (13)
Cumulative effect of accounting change
  Start-up costs, net of income tax benefit of $2......             (3)
                                                        ------  ------  ------
  Net income (loss).................................... $  272  $ (160) $    1
                                                        ======  ======  ======

                See notes to consolidated financial statements.

                                   JSCE, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)

                           Common Stock
                         ----------------
                                                                 Accumulated
                                    Par   Additional Retained       Other
                          Number   Value,  Paid-in   Earnings   Comprehensive
                         of Shares  $.01   Capital   (Deficit)  Income (Loss)  Total
                         --------- ------ ---------- ---------  -------------  -----
                                     (In Millions, Except Share Data)
Balance at January 1,
 1997...................     1,000   $        $1,102   $(1,477)          $     $(375)
Comprehensive income
  Net income............                                     1                     1
  Other comprehensive
   income,
   net of tax
                             -----   ----     ------   -------           ----  -----
    Comprehensive
     income.............                                     1                     1
                             -----   ----     ------   -------           ----  -----
Balance at December 31,
 1997...................     1,000             1,102    (1,476)                 (374)
Comprehensive income
  Net loss..............                                  (160)                 (160)
  Other comprehensive
   income (loss),
   net of tax
   Minimum pension
    liability
    adjustment..........                                                   (4)    (4)
                             -----   ----     ------   -------           ----  -----
    Comprehensive
     income.............                                  (160)            (4)  (164)
                             -----   ----     ------   -------           ----  -----
Balance at December 31,
 1998...................     1,000             1,102    (1,636)            (4)  (538)
  SSCC stock option
   exercises............                          26                              26
  SSCC capital
   contribution.........                           1                               1
Comprehensive income
  Net income............                                   272                   272
  Other comprehensive
   income,
   net of tax
   Minimum pension
    liability
    adjustment..........                                                    4      4
                             -----   ----     ------   -------           ----  -----
    Comprehensive
     income.............                                   272              4    276
                             -----   ----     ------   -------           ----  -----
Balance at December 31,
 1999...................     1,000   $        $1,129   $(1,364)          $     $(235)
                             =====   ====     ======   =======           ====  =====


                See notes to consolidated financial statements.

                                   JSCE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    Year Ended December 31,
                                                    --------------------------
                                                     1999      1998     1997
                                                    -------  --------  -------
                                                         (In Millions)
Cash flows from operating activities
  Net income (loss)................................ $   272  $   (160) $     1
  Adjustments to reconcile net income (loss) to net
   cash provided by operating activities
    Gain on disposition of discontinued
     operations....................................      (2)
    Extraordinary loss from early extinguishment of
     debt..........................................      16        22
    Cumulative effect of accounting change for
     start-up costs................................                 5
    Depreciation, depletion and amortization.......     134       134      127
    Amortization of deferred debt issuance costs...      10         8       11
    Deferred income taxes..........................     154       (92)      13
    Gain on sale of assets.........................    (407)
    Non-cash employee benefit expense..............      30         5        4
    Non-cash restructuring charge..................       4       179
    Change in current assets and liabilities,
      Receivables..................................    (100)        8      (24)
      Inventories..................................     (15)        3      (32)
      Prepaid expenses and other current assets....     (13)       (1)       3
      Accounts payable and accrued liabilities.....      64       (16)      (4)
      Interest payable.............................     (46)       (4)      (5)
      Income taxes.................................      12       (16)      (6)
    Other, net.....................................     (10)       42
                                                    -------  --------  -------
  Net cash provided by operating activities........     103       117       88
                                                    -------  --------  -------
Cash flows from investing activities
  Property additions...............................     (69)     (263)    (166)
  Timberland additions.............................                (2)     (16)
  Investments in affiliates and acquisitions.......                         (9)
  Notes receivable from SSCC.......................      25      (336)
  Construction funds held in escrow................                          9
  Proceeds from property and timberland disposals
   and sale of businesses..........................     873         6        7
                                                    -------  --------  -------
  Net cash provided by (used for) investing
   activities......................................     829      (595)    (175)
                                                    -------  --------  -------
Cash flows from financing activities
  Borrowings under bank credit facilities..........             1,441
  Net borrowings (repayments) under accounts
   receivable securitization program...............      15        (1)      30
  Payments of long-term debt.......................    (954)     (921)      (7)
  Other increases in long-term debt................                         64
  Deferred debt issuance costs.....................               (35)
                                                    -------  --------  -------
  Net cash provided by (used for) financing
   activities......................................    (939)      484       87
                                                    -------  --------  -------
Increase (decrease) in cash and cash equivalents...      (7)        6
  Cash and cash equivalents
    Beginning of year..............................      18        12       12
                                                    -------  --------  -------
    End of year.................................... $    11  $     18  $    12
                                                    =======  ========  =======

                See notes to consolidated financial statements.

                                   JSCE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Tabular amounts in millions)

1. Significant Accounting Policies

   Basis of Presentation: JSCE, Inc., hereafter referred to as the "Company," is a wholly-owned subsidiary of Smurfit-Stone Container Corporation ("SSCC"), formerly known as Jefferson Smurfit Corporation ("JSC"). On November 18, 1998 a subsidiary of JSC was merged with Stone Container Corporation ("Stone"), an action hereafter referred to as the "Merger," and Stone became a subsidiary of SSCC. The Company owns 100% of the equity interest in Jefferson Smurfit Corporation (U.S.) ("JSC (U.S.)") and is a guarantor of the senior unsecured indebtedness of JSC (U.S.). The Company has no operations other than its investment in JSC (U.S.). JSC (U.S.) has extensive operations throughout the United States.

   The deficit in stockholder's equity is primarily due to SSCC's 1989 purchase of JSC (U.S.)'s common equity owned by Jefferson Smurfit Group plc ("JS Group") and the acquisition by JSC (U.S.) of its common equity owned by the Morgan Stanley Leveraged Equity Fund I, L.P., which were accounted for as purchases of treasury stock.

   Nature of Operations: The Company's major operations are in paper products, recycled and renewable fiber resources, and consumer and specialty packaging. In February 1999, the Company announced its intention to divest its newsprint subsidiary, and accordingly, its newsprint segment is accounted for as a discontinued operation (See Note 9). The Company's paperboard mills procure virgin and recycled fiber and produce paperboard for conversion into corrugated containers, folding cartons and specialty packaging at Company-owned facilities and third-party converting operations. Paper product customers represent a diverse range of industries including paperboard and paperboard packaging, wholesale trade, retailing and agri-business. Recycling operations collect or broker wastepaper for sale to Company-owned and third-party paper mills. Specialty packaging produces labels and flexible packaging for use in industrial, medical and consumer product applications. Customers and operations are principally located in the United States. Credit is extended to customers based on an evaluation of their financial condition.

   Principles of Consolidation: The consolidated financial statements include the accounts of the Company and majority-owned and controlled subsidiaries. Significant intercompany accounts and transactions are eliminated in consolidation.

   Cash and Cash Equivalents: The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents of $3 million and $14 million were pledged at December 31, 1999 and 1998 as collateral for obligations associated with the accounts receivable securitization program (See Note 5).

   Revenue Recognition: Revenue is recognized at the time products are shipped to external customers.

   Inventories: Inventories are valued at the lower of cost or market, principally under the last-in, first-out ("LIFO") method except for $39 million in 1999 and $42 million in 1998 which are valued at the lower of average cost or market. First-in, first-out ("FIFO") costs (which approximate replacement costs) exceed the LIFO value by $52 million and $47 million at December 31, 1999 and 1998, respectively.

   Net Property, Plant and Equipment: Property, plant and equipment are carried at cost. The costs of additions, improvements and major replacements are capitalized, while maintenance and repairs are charged to expense as incurred. Provisions for depreciation and amortization are made using straight-line rates over the estimated useful lives of the related assets and the terms of the applicable leases for leasehold improvements. Estimated useful lives of papermill machines average 23 years, while major converting equipment and folding carton presses have an estimated useful life ranging from 12 to 20 years.

                                   JSCE, INC.

                         (Tabular amounts in millions)

   Timberland, less Timber Depletion: Timberland is stated at cost less accumulated cost of timber harvested. The portion of the costs of timberland attributed to standing timber is charged against income as timber is cut, at rates determined annually, based on the relationship of unamortized timber costs to the estimated volume of recoverable timber. The costs of seedlings and reforestation of timberland are capitalized. The Company sold approximately 980,000 acres of owned and leased timberlands in 1999 (See Note 4).

   Goodwill: The excess of cost over the fair value assigned to the net assets acquired is recorded as goodwill and is being amortized using the straight-line method over 40 years.

   Deferred Debt Issuance Costs: Deferred debt issuance costs included in other assets are amortized over the terms of the respective debt obligations using the interest method.

   Long-Lived Assets: In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," long-lived assets held and used by the Company and the related goodwill are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

   Income Taxes: The Company accounts for income taxes in accordance with the liability method of accounting for income taxes. Under the liability method, deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases (See
Note 7).

   Financial Instruments: The Company periodically enters into interest rate swap agreements that involve the exchange of fixed and floating rate interest payments without the exchange of the underlying principal amount. For interest rate instruments that effectively hedge interest rate exposures, the net cash amounts paid or received on the agreements are accrued and recognized as an adjustment to interest expense. If an arrangement is replaced by another instrument and no longer qualifies as a hedge instrument, then it is marked to market and carried on the balance sheet at fair value. Gains and losses realized upon settlement of these agreements are deferred and amortized to interest expense over a period relevant to the agreement if the underlying hedged instrument remains outstanding, or immediately if the underlying hedged instrument is settled.

   Transfers of Financial Assets: The Company accounts for transfers of financial assets in accordance with SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Accordingly, financial assets transferred to qualifying special purpose entities and the liabilities of such entities are not reflected in the consolidated financial statements of the Company (See Note 4).

   Environmental Matters: The Company expenses environmental expenditures related to existing conditions resulting from past or current operations from which no current or future benefit is discernible. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. Reserves for environmental liabilities are established in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 96-1, "Environmental Remediation Liabilities." The Company records a liability at the time when it is probable and can be reasonably estimated. Such liabilities are not discounted or reduced for potential recoveries from insurance carriers.

   Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                   JSCE, INC.

                         (Tabular amounts in millions)


   Reclassifications: Certain reclassifications of prior year presentations have been made to conform to the 1999 presentation.

   Start-up Costs: In April 1998, the AICPA issued SOP 98-5, "Reporting the Costs of Start-Up Activities," which requires that costs related to start-up activities be expensed as incurred. Prior to 1998, the Company capitalized certain costs to open new plants or to start new production processes. The Company adopted the provisions of the SOP in its financial statements as of the beginning of 1998. The Company recorded a charge for the cumulative effect of an accounting change of $3 million, net of taxes of $2 million, to expense costs that had been capitalized prior to 1998.

   Computer Software-Internal Use: In March 1998, the AICPA issued SOP 98-1, "Accounting for Computer Software Developed or Obtained for Internal Use." SOP 98-1 is effective beginning on January 1, 1999 and requires that certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use must be capitalized. The adoption of SOP 98-1 did not have a material effect on the 1999 financial statements.

   Prospective Accounting Pronouncements: In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company is currently assessing what the impact of SFAS No. 133 will be on the Company's future earnings and financial position.

2. Merger and Restructurings

   During the fourth quarter of 1998, in connection with SSCC's Merger with Stone, the Company recorded a pretax restructuring charge of $257 million related to the permanent shutdown of certain containerboard mill operations and related facilities formerly operated by JSC (U.S.), the termination of certain JSC (U.S.) employees, and liabilities for lease commitments at the closed JSC (U.S.) facilities. The containerboard mill facilities were permanently shut down on December 1, 1998 and the Company is in various stages of dismantling these facilities. The assets at these facilities were adjusted to their estimated fair value less cost to sell based upon appraisals. The sales and operating income of these mill facilities in 1998 prior to closure were $209 million and $9 million, respectively. The terminated employees included approximately 700 employees at these mills and 50 employees in the Company's corporate office. These employees were terminated in December 1998.

   During 1999, the Company permanently closed eight additional facilities, which resulted in approximately 400 employees being terminated. A $14 million restructuring charge was recorded related to these closures. The 1999 adjustments include a reduction to 1998 exit liabilities of $5 million and a reclassification of pension liabilities of $12 million.

                                   JSCE, INC.

                         (Tabular amounts in millions)


   The following is a summary of the restructuring liabilities recorded:

                                                        Balance at                               Balance at
                          Opening                      December 31,                             December 31,
                          Balance Payments Adjustments     1998     Charge Payments Adjustments     1999
                          ------- -------- ----------- ------------ ------ -------- ----------- ------------
Write-down of property
 and equipment to fair
 value..................   $179     $         $(179)       $         $ 4     $         $ (4)        $
Severance...............     27      (3)                    24         4      (26)                    2
Lease commitments.......     21      (1)                    20                 (3)                   17
Pension curtailments....      9                              9         3                (12)
Facility closure costs..     13      (3)                    10         1       (3)                    8
Other...................      8                              8         2       (3)       (5)          2
                           ----     ---       -----        ---       ---     ----      ----         ---
                           $257     $(7)      $(179)       $71       $14     $(35)     $(21)        $29
                           ====     ===       =====        ===       ===     ====      ====         ===

   Future cash outlays are anticipated to be $9 million in 2000, $4 million in 2001, $4 million in 2002, and $12 million thereafter. The Company is continuing to evaluate all areas of its business in connection with its merger integration, including the identification of additional converting facilities that might be closed.

   In addition, the Company recorded $23 million of Merger-related charges as selling and administrative expenses during the fourth quarter of 1998. These charges pertained to professional management fees to achieve operating efficiencies from the Merger, fees for management personnel changes and other Merger costs.

3. Net Property, Plant and Equipment

   Net property, plant and equipment at December 31 consists of:

                                                                  1999    1998
                                                                 ------  ------
      Land...................................................... $   55  $   61
      Buildings and leasehold improvements......................    247     281
      Machinery, fixtures and equipment.........................  1,762   1,943
      Construction in progress..................................     40      51
                                                                 ------  ------
                                                                  2,104   2,336
      Less accumulated depreciation and amortization............   (797)   (837)
                                                                 ------  ------
      Net property, plant and equipment......................... $1,307  $1,499
                                                                 ======  ======

   Depreciation and depletion expense was $127 million, $127 million and $119 million for 1999, 1998 and 1997, respectively. Property, plant and equipment include capitalized leases of $58 million and $54 million and related accumulated amortization of $30 million and $23 million at December 31, 1999 and 1998, respectively.

4. Timberland Sale and Note Monetization

   The Company sold approximately 980,000 acres of owned and leased timberland in Florida, Georgia and Alabama in October 1999. The final purchase price, after adjustments, was $710 million. The Company received $225 million in cash, with the balance $485 million in the form of installment notes.

   The Company entered into a program to monetize the installment notes receivable. The notes were sold to Timber Notes Holdings, a qualified special purpose entity under the provisions of SFAS No. 125, for $430 million cash proceeds and a residual interest in the notes. The transaction has been accounted for as a sale

                                   JSCE, INC.

                         (Tabular amounts in millions)

under SFAS No. 125. The cash proceeds from the sale and the monetization transactions were used to prepay borrowings under the 1998 Credit Agreement. At December 31, 1999, the residual interest of $33 million was included in the other assets.

   The pretax gain of $407 million on the timberland sale and the related note monetization program is included in other, net in the consolidated statements of operations.

5. Long-Term Debt

   Long-term debt as of December 31, is as follows:

                                                                  1999    1998
                                                                 ------  ------
      Bank Credit Facilities
      Tranche A Term Loan (8.7% weighted average variable
       rate), payable in various installments through March 31,
       2005....................................................  $  275  $  400
      Tranche B Term Loan (9.4% weighted average variable
       rate), payable in various installments through March 31,
       2006....................................................     115     900
      Revolving Credit Facility (9.0% weighted average variable
       rate), due March 31, 2005...............................      50      85

      Accounts Receivable Securitization Program Borrowings
      Accounts receivable securitization program borrowings
      (5.9% weighted average variable rate), due in February
       2002....................................................     224     209

      Senior Unsecured Notes
      11.25% Series A Senior Unsecured Notes, due May 1, 2004..     300     300
      10.75% Series B Senior Unsecured Notes, due May 1, 2002..     100     100
      9.75% Senior Notes due April 1, 2003.....................     500     500

      Other Debt
      Other (including obligations under capitalized leases of
       $34 million and $37 million)............................      72      76
                                                                 ------  ------
      Total debt...............................................   1,636   2,570
      Less current maturities..................................     (12)    (44)
                                                                 ------  ------
      Long-term debt...........................................  $1,624  $2,526
                                                                 ======  ======

   The amounts of total debt outstanding at December 31, 1999 maturing during the next five years are as follows:

      2000................................................................. $ 12
      2001.................................................................    9
      2002.................................................................  386
      2003.................................................................  560
      2004.................................................................  378
      Thereafter...........................................................  291

                                   JSCE, INC.

                         (Tabular amounts in millions)


Bank Credit Facilities

   In March 1998, JSC (U.S.) entered into a bank credit facility (the "1998 Credit Agreement") consisting of a $550 million revolving credit facility ("Revolving Credit Facility") of which up to $150 million may consist of letters of credit, a $400 million Tranche A Term Loan and a $350 million Tranche B Term Loan. Net proceeds from the offering were used to repay the 1994 JSC (U.S.) Tranche A, Tranche B, Tranche C Term Loans and Revolving Credit Facility. The write-off of related deferred debt issuance costs, totaling $13 million (net of income tax benefits of $9 million) for 1998, is reflected in the accompanying consolidated statement of operations as an extraordinary item.

   A commitment fee of .5% per annum is assessed on the unused portion of the Revolving Credit Facility. At December 31, 1999, the unused portion of this facility, after giving consideration to outstanding letters of credit, was $485 million.

   On November 18, 1998, JSC (U.S.) and its bank group amended and restated the 1998 Credit Agreement to, among other things, (i) allow an additional $550 million borrowing on the Tranche B Term Loan, (ii) allow the purchase of a paper machine from an affiliate (See Note 11), (iii) make a $300 million intercompany loan to SSCC, which was contributed to Stone as additional paid-in capital, (iv) permit the Merger, and (v) ease certain financial covenants.

   On October 15, 1999 JSC (U.S.) and its bank group amended the 1998 Credit Agreement to (i) permit the sale of the timberlands and the Newberg newsprint mill, (ii) permit the cash proceeds from these asset sales to be applied as prepayments against the 1998 Credit Agreement, (iii) permit certain prepayments of other indebtedness, and (iv) ease certain quarterly financial covenants for 1999 and 2000. The proceeds from the timberland sale and the Newberg newsprint mill were used to reduce the balance of the Tranche A and Tranche B Term Loans. The write-off of related deferred debt issuance costs, totaling $10 million (net of income tax benefits of $6 million) for 1999 is reflected in the accompanying consolidated statements of operations as an extraordinary item.

   The 1998 Credit Agreement contains various covenants and restrictions including, among other things, (i) limitations on dividends, redemptions and repurchases of capital stock, (ii) limitations on the incurrence of indebtedness, liens, leases and sale-leaseback transactions, (iii) limitations on capital expenditures, and (iv) maintenance of certain financial covenants. The 1998 Credit Agreement also requires prepayments if JSC (U.S.) has excess cash flows, as defined, or receives proceeds from certain asset sales, insurance, issuance of equity securities or incurrence of certain indebtedness.

   The obligations under the 1998 Credit Agreement are unconditionally guaranteed by SSCC, the Company and its subsidiaries and are secured by a security interest in substantially all of the assets of JSC (U.S.) and its material subsidiaries, with the exception of cash, cash equivalents and trade receivables. The 1998 Credit Agreement is also secured by a pledge of all the capital stock of the Company and each of its material subsidiaries and by certain intercompany notes.

Accounts Receivable Securitization Program Borrowings

   JSC (U.S.) has a $315 million accounts receivable securitization program (the "Securitization Program") which provides for the sale of certain of the Company's trade receivables to a wholly owned, bankruptcy remote, limited purpose subsidiary, Jefferson Smurfit Finance Corporation ("JS Finance"). The accounts receivable purchases are financed through the issuance of commercial paper or through borrowings under a revolving liquidity facility and a $15 million term loan. Under the Securitization Program, JS Finance has

                                   JSCE, INC.

                         (Tabular amounts in millions)

granted a security interest in all its assets, principally cash and cash equivalents and trade accounts receivable. The Company has $91 million available for additional borrowing at December 31, 1999, subject to eligible accounts receivable. Borrowings under the Securitization Program, which expire February 2002, have been classified as long-term debt because of the Company's intent to refinance this debt on a long-term basis and the availability of such financing under the terms of the program.

Senior Unsecured Notes

   The 11.25% Series A Senior Unsecured Notes are redeemable in whole or in part at the option of JSC (U.S.), at any time on or after May 1, 1999 with premiums of 5.625% and after May 1, 2000 with a premium of 2.813% of the principal amount. The 10.75% Series B Senior Unsecured Notes and the 9.75% Senior Notes are not redeemable prior to maturity. Holders of the JSC (U.S.) Senior Notes have the right, subject to certain limitations, to require JSC (U.S.) to repurchase their securities at 101% of the principal amount plus accrued and unpaid interest, upon the occurrence of a change in control or, in certain events, from proceeds of major asset sales, as defined.

   The Senior Notes, which are unconditionally guaranteed on a senior basis by the Company, rank pari passu with the 1998 Credit Agreement and contain business and financial covenants which are less restrictive than those contained in the 1998 Credit Agreement.

Other

   Interest costs capitalized on construction projects in 1999, 1998 and 1997 totaled $3 million, $2 million and $5 million, respectively. Interest payments on all debt instruments for 1999, 1998 and 1997 were $214 million, $184 million and $188 million, respectively.

6. Leases

   The Company leases certain facilities and equipment for production, selling and administrative purposes under operating leases. Future minimum rental commitments (exclusive of real estate taxes and other expense) under operating leases having initial or remaining non-cancelable terms in excess of one year, excluding lease commitments on closed facilities, are reflected below:

      2000................................................................ $ 29
      2001................................................................   25
      2002................................................................   21
      2003................................................................   18
      2004................................................................   16
      Thereafter..........................................................   43
                                                                           ----
        Total minimum lease payments...................................... $152
                                                                           ====

   Net rental expense for operating leases, including leases having a duration of less than one year, was approximately $50 million, $54 million and $50 million for 1999, 1998 and 1997, respectively.

                                   JSCE, INC.

                         (Tabular amounts in millions)


7. Income Taxes

   Significant components of the Company's deferred tax assets and liabilities at December 31, are as follows:

                                                                 1999   1998
                                                                 -----  -----
      Deferred tax liabilities
        Property, plant and equipment and timberland............ $(399) $(335)
        Inventory...............................................   (20)   (17)
        Prepaid pension costs...................................   (31)   (30)
        Timberland installment sale.............................  (129)
        Other...................................................   (82)  (124)
                                                                 -----  -----
          Total deferred tax liabilities........................  (661)  (506)
                                                                 -----  -----
      Deferred tax assets
        Employee benefit plans..................................    91     89
        Net operating loss, alternative minimum tax and tax
         credit carryforwards...................................   148    103
        Minimum pension liability...............................     2      2
        Restructuring...........................................     7     49
        Other...................................................    42     36
                                                                 -----  -----
          Total deferred tax assets.............................   290    279
        Valuation allowance for deferred tax assets.............   (10)   (10)
                                                                 -----  -----
          Net deferred tax assets...............................   280    269
                                                                 -----  -----
          Net deferred tax liabilities.......................... $(381) $(237)
                                                                 =====  =====

   At December 31, 1999, the Company had approximately $95 million of net operating loss carryforwards for U.S. federal income tax purposes that expire in 2018, with a tax value of $33 million. At December 31, 1999, the Company had approximately $43 million of net operating loss carryforwards for state purposes that expire in the years 2000 through 2019. A valuation allowance of $10 million has been established for a portion these deferred tax assets. The Company had approximately $72 million of alternative minimum tax credit carryforwards for U.S. federal income tax purposes, which are available indefinitely.

   The benefit from (provision for) income taxes from continuing operations before income taxes, extraordinary item and cumulative effect of accounting change is as follows:

                                                              1999   1998 1997
                                                              -----  ---- ----
      Current
        Federal.............................................. $ (10) $  9 $10
        State and local......................................           3
                                                              -----  ---- ---
          Total current benefit (expense)....................   (10)   12  10
      Deferred
        Federal..............................................  (147)   88  (5)
        State and local......................................   (29)    8  (2)
        Net operating loss carryforwards.....................
                                                              -----  ---- ---
          Total deferred benefit (expense)...................  (176)   96  (7)
                                                              -----  ---- ---
          Total benefit from (provision for) income taxes.... $(186) $108 $ 3
                                                              =====  ==== ===

                                   JSCE, INC.

                         (Tabular amounts in millions)


   The Company's benefit from (provision for) income taxes differed from the amount computed by applying the statutory U.S. federal income tax rate to income (loss) from continuing operations before income taxes, extraordinary item and cumulative effect of accounting change is as follows:

                                                              1999   1998  1997
                                                              -----  ----  ----
      U.S. federal income tax benefit (provision) at federal
       statutory rate.......................................  $(162) $ 99  $ 8
      Permanent differences from applying purchase
       accounting...........................................     (3)   (3)  (3)
      Permanently non-deductible expenses...................     (2)   (2)  (8)
      State income taxes, net of federal income tax effect..    (19)   12    2
      Effect of valuation allowances on deferred tax assets,
       net of federal benefit...............................            1    7
      Other.................................................            1   (3)
                                                              -----  ----  ---
      Benefit from (provision for) income taxes.............  $(186) $108  $ 3
                                                              =====  ====  ===

   The IRS has examined the Company tax returns for all years through 1991, and the years have been closed through 1988. The years 1992 through 1994 are currently under examination. While the ultimate results of such examination cannot be predicted with certainty, the Company's management believes that the examination will not have a material adverse effect on its consolidated financial condition or results of operations.

   The Company made income tax payments of $33 million, $16 million and $8 million in 1999, 1998 and 1997, respectively.

8. Employee Benefit Plans

Defined Benefit Plans

   The Company participates in the SSCC sponsored noncontributory defined benefit pension plans covering substantially all employees. On December 31, 1998, the defined benefit plans of the Company were merged with the domestic defined benefit plans of Stone and the assets of these plans are available to meet the funding requirements of the combined plans. The Company intends to fund its proportionate share of the future contributions based on the funded status of the Company's plan determined on an actuarial basis. Therefore, the plan asset information provided below is based on an actuarial estimate of assets and liabilities, excluding the effect of the plan merger, in order to be consistent with the presentation of the consolidated statements of operations and the consolidated balance sheets.

   The benefit obligation, fair value of plan assets and the under funded status of the Stone domestic merged defined benefit plans at December 31, 1999 were $459 million, $360 million and $(99) million, respectively.

   Approximately 29% of SSCC's domestic pension plan assets at December 31, 1999 are invested in cash equivalents or debt securities and 71% are invested in equity securities. Equity securities at December 31, 1999 include .7 million shares of SSCC common stock with a market value of approximately $18 million and 26 million shares of JS Group common stock having a market value of approximately $79 million. Dividends paid on JS Group common stock during 1999 and 1998 were approximately $2 million in each year.

Postretirement Health Care and Life Insurance Benefits

   The Company provides certain health care and life insurance benefits for all salaried as well as certain hourly employees. The assumed health care cost trend rate used in measuring the accumulated postretirement

                                  JSCE, INC.

                         (Tabular amounts in millions)

benefit obligation ("APBO") was 6.5% at December 31, 1999 decreasing to the ultimate rate of 5.25%. The effect of a 1% increase in the assumed health care cost trend rate would increase the APBO as of December 31, 1999 by $2 million and have an immaterial effect on the annual net periodic postretirement benefit cost for 1999.

   The following provides a reconciliation of benefit obligations, plan assets, and funded status of the plans.

                                                 Defined      Postretirement
                                              Benefit Plans       Plans
                                              --------------  ---------------
                                               1999    1998    1999    1998
                                              ------  ------  ------- -------
      Change in benefit obligation:
      Benefit obligation at January 1........ $1,011  $  950  $  105  $   103
      Service cost...........................     21      18       2        1
      Interest cost..........................     69      68       7        7
      Amendments.............................      5       8
      Plan participants' contributions.......                      4        4
      Curtailments...........................                     (2)
      Actuarial (gain) loss..................    (90)     22      (7)       3
      Benefits paid..........................    (59)    (55)    (15)     (13)
                                              ------  ------  ------  -------
      Benefit obligation at December 31...... $  957  $1,011  $   94  $   105
                                              ------  ------  ------  -------
      Change in plan assets:
      Fair value of plan assets at January
       1..................................... $1,008  $1,013  $       $
      Actual return on plan assets...........    205      49
      Employer contributions.................      1       1      11        9
      Plan participants' contributions.......                      4        4
      Benefits paid..........................    (59)    (55)    (15)     (13)
                                              ------  ------  ------  -------
      Fair value of plan assets at December
       31.................................... $1,155  $1,008  $       $
                                              ------  ------  ------  -------
      Over (under) funded status:............ $  198  $   (3) $  (94) $  (105)
      Unrecognized actuarial (gain) loss.....   (189)     20      (3)       6
      Unrecognized prior service cost........     40      44      (2)      (2)
      Net transition asset...................     (6)     (9)
                                              ------  ------  ------  -------
      Net amount recognized.................. $   43    $ 52    $(99)   $(101)
                                              ------  ------  ------  -------
      Amounts recognized in the balance
       sheets:
      Prepaid benefit cost................... $   71  $   52  $       $
      Accrued benefit liability..............    (28)            (99)    (101)
      Additional minimum liability...........     (3)    (16)
      Intangible asset.......................      3      10
      Accumulated other comprehensive
       income................................              4
      Deferred tax...........................              2
                                              ------  ------  ------  -------
      Net amount recognized.................. $   43  $   52  $  (99) $  (101)
                                              ------  ------  ------  -------

                                   JSCE, INC.

                         (Tabular amounts in millions)


   The weighted-average assumptions used in the accounting for the defined benefit plans and postretirement plans were:

                                 Defined
                                 Benefit    Postretirement
                                  Plans          Plans
                                ----------  ----------------
                                1999  1998   1999     1998
                                ----  ----  -------  -------
      Weighted discount rate..  8.00% 7.00%    8.00%    7.00%
      Rate of compensation
       increase...............  4.50% 3.75%     N/A      N/A
      Expected return on
       assets.................  9.50% 9.50%     N/A      N/A
      Health care cost trend
       on covered charges.....   N/A   N/A     6.50%    6.50%

   The components of net pension expense for the defined benefit plans and the components of the postretirement benefit costs follow:

                                Defined Benefit Plans     Postretirement Plans
                               -------------------------  ----------------------
                                1999     1998     1997     1999    1998    1997
                               -------  -------  -------  ------  ------  ------
      Service cost............ $    26  $    24  $    19  $    1  $    1  $    1
      Interest cost...........      69       68       65       7       7       7
      Expected return on plan
       assets.................     (91)     (85)     (80)
      Amortization of
       transitional asset.....      (4)      (4)
      Recognized actuarial
       loss...................       4        4
      Curtailment cost........       6        2
                               -------  -------  -------  ------  ------  ------
      Net periodic benefit
       cost................... $    10  $     9  $     4  $    8  $    8  $    8
                               =======  =======  =======  ======  ======  ======

   The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $33 million, $31 million and zero, respectively, as of December 31, 1999 and $72 million, $70 million and $36 million as of December 31, 1998.

Savings Plans

   The Company sponsors voluntary savings plans covering substantially all salaried and certain hourly employees. The Company match is paid in SSCC common stock, up to an annual maximum. The Company's expense for the savings plans totaled $9 million in each of 1999, 1998 and 1997.

9. Discontinued Operations

   During February 1999, the Company adopted a formal plan to sell the operating assets of its subsidiary, Smurfit Newsprint Corporation ("SNC"). Accordingly, SNC was accounted for as a discontinued operation in the prior consolidated financial statements. SNC consists of two newsprint mills in Oregon, and its Cladwood(R) operation, which consists of two plants which manufacture a wood composite panel used in the housing industry. The Company subsequently decided to continue to operate its Cladwood(R) business and therefore, Cladwood's(R) operating income (loss) of $1 million in 1999, $(29) million in 1998 and $1 million in 1997 was reclassified to continuing operations. Cladwood's(R) operating loss in 1998 includes a $30 million charge related to a class action settlement agreement (see Note 13). The revenues and net assets of Cladwood(R) were not material to the consolidated financial statements in any of the periods presented.

   In November 1999, the Company sold its Newberg, Oregon newsprint mill for proceeds of approximately $211 million. The Company is in negotiations to transfer ownership of the Oregon City, Oregon newsprint mill

                                  JSCE, INC.

                         (Tabular amounts in millions)

and does not expect to realize any significant proceeds from the transaction. Net gain on disposition of discontinued operations of $4 million includes the realized gain on the sale of the Newberg, Oregon newsprint mill, an expected loss on the sale of the Oregon City, Oregon newsprint mill, actual results from the measurement date through December 31, 1999 and the estimated losses on the Oregon City, Oregon newsprint mill through the expected disposition date.

   SNC newsprint revenues were $235 million, $303 million and $281 million for 1999, 1998 and 1997, respectively. The net assets of SNC newsprint included in the accompanying consolidated balance sheets as of December 31, 1999 and 1998 consisted of the following:

                                                                     1999  1998
                                                                     ----  ----
      Inventories and current assets................................ $ 34  $ 36
      Net property, plant and equipment.............................   48   183
      Other assets..................................................   11     7
      Accounts payable and other current liabilities................  (94)  (63)
      Other liabilities.............................................   (4)  (42)
                                                                     ----  ----
        Net assets (liabilities) of discontinued operations......... $ (5) $121
                                                                     ====  ====

10. Employee Stock Options

   Prior to the Merger, the Company's parent, SSCC, maintained the 1992 Jefferson Smurfit Corporation stock option plan (the "1992 Plan") for selected employees of the Company. The 1992 Plan included non-qualified stock options, issued at prices equal to the fair market value of SSCC's common stock at the date of grant, which expire upon the earlier of twelve years from the date of grant or termination of employment, death or disability. Effective with the Merger, all outstanding options became exercisable and fully vested.

   In November 1998, SSCC adopted the 1998 Long-term Incentive Plan (the "1998 Plan") and reserved 8.5 million shares of SSCC common stock for non-qualified stock options and performance awards. Certain employees of the Company are covered under the 1998 Plan as are certain employees of Stone. The options are exercisable at a price equal to the fair market value of SSCC's common stock at the date of the grant and vest eight years after the date of grant subject to accelerations based upon the attainment of pre-established stock price targets. The options expire ten years after the date of grant.

   The Company and its parent have elected to continue to follow APB Opinion No. 25 to account for stock awards granted to employees. If the Company adopted SFAS No. 123 to account for stock awards granted to employees, the Company's net income for the three years in the period ended December 31, 1999, based on a Black-Scholes option pricing method, would not have been materially different. The effects of applying SFAS No. 123 as described above may not be representative of the effects on reported income for future years.

   During the second quarter of 1999, the Company recorded a $26 million charge in selling and administrative expenses, related to the cashless exercise of SSCC stock options under the 1992 Plan. The charge was reflected in the consolidated financial statements because the options were exercised by JSC (U.S.) employees. No future stock option expense is expected.

                                   JSCE, INC.

                         (Tabular amounts in millions)


11. Related Party Transactions

Transactions With JS Group

   Transactions with JS Group, a significant shareholder of the Company, its subsidiaries and affiliated companies were as follows:

                                                                  1999 1998 1997
                                                                  ---- ---- ----
      Product sales.............................................  $33  $39  $34
      Product and raw material purchases........................   16   54   51
      Management services income................................    3    4    4
      Charges from JS Group for services provided...............    1         1
      Charges to JS Group for costs pertaining to the Fernandina
       No. 2 paperboard machine through November 18, 1998.......        50   53
      Receivables at December 31................................    1    5    3
      Payables at December 31...................................   13    4   11

   Product sales to and purchases from JS Group, its subsidiaries and affiliates are consummated on terms generally similar to those prevailing with unrelated parties.

   The Company provides certain subsidiaries and affiliates of JS Group with general management and elective management services under separate Management Services Agreements. In consideration for general management services, the Company is paid a fee up to 2% of the subsidiaries' or affiliates' gross sales. In consideration for elective services, the Company is reimbursed for its direct cost of providing such services.

   On November 18, 1998, the Company purchased the No. 2 paperboard machine located in the Company's Fernandina Beach, Florida, paperboard mill (the "Fernandina Mill") for $175 million from an affiliate of JS Group. Until that date the Company and the affiliate were parties to an operating agreement whereby the Company operated and managed the No. 2 paperboard machine. The Company was compensated for its direct production and manufacturing costs and indirect manufacturing, selling and administrative costs incurred for the entire Fernandina Mill. The compensation was determined by applying various formulas and agreed-upon amounts to the subject costs. The amounts reimbursed to the Company are reflected as reductions of cost of goods sold and selling and administrative expenses in the accompanying consolidated statements of operations.

Transactions With Stone

   Transactions with Stone after November 18, 1998 are included in related party transactions. The Company sold and purchased containerboard paper from Stone, primarily at market prices, as follows:

                                                                       1999 1998
                                                                       ---- ----
      Product sales................................................... $248 $14
      Product and raw material purchases..............................  237   8
      Receivables at December 31......................................   60   8
      Payables at December 31.........................................   32   4

   Corporate shared expenses are allocated between the Company and Stone based on an established formula using a weighted average rate based on net book value of fixed assets, number of employees and sales.

                                   JSCE, INC.

                         (Tabular amounts in millions)


Transactions With SSCC

   In connection with the Merger, a $300 million intercompany loan was made to SSCC, which was contributed to Stone as additional paid-in capital. In addition, a $36 million intercompany loan was made to SSCC to pay certain Merger costs. These notes bear interest at the rate of 14.21% per annum, are payable semi-annually on December 1 and June 1 of each year commencing June 1, 1999, and have a maturity date of November 18, 2004. SSCC has the option, in lieu of paying accrued interest in cash, to pay the accrued interest by adding the amount of accrued interest to the principal amount of the notes. Interest income of $48 million was recorded in 1999 and $6 million was recorded in 1998.

12. Fair Value of Financial Instruments

   The carrying values and fair values of the Company's financial instruments are as follows:

                                                    1999            1998
                                               --------------- ---------------
                                               Carrying  Fair  Carrying  Fair
                                                Amount  Value   Amount  Value
                                               -------- ------ -------- ------
      Cash and cash equivalents...............  $   11  $   11  $   18  $   18
      Notes receivable from SSCC..............     364     364     342     342
      Residual interest in timber notes.......      33      33
      Long-term debt, including current
       maturities.............................   1,636   1,664   2,570   2,600

   The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments. The fair values of notes receivable are based on discounted future cash flows. The fair value of the Company's debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The fair value of the residual interest is based on discounted future cash flows.

13. Contingencies

   The Company's past and present operations include activities which are subject to federal, state and local environmental requirements, particularly relating to air and water quality. The Company faces potential environmental liability as a result of violations of permit terms and similar authorizations that have occurred from time to time at its facilities. In addition, the Company faces potential liability for response costs at various sites with respect to which the Company has received notice that it may be a potentially responsible party ("PRP"), concerning hazardous substance contamination. In estimating its reserves for environmental remediation and future costs, the Company's estimated liability reflects only the Company's expected share after consideration for the number of other PRPs at each site, the identity and financial condition of such parties and experience regarding similar matters.

   Subsequent to an understanding reached in December 1998, the Company and SNC entered into a Settlement Agreement in January 1999 to implement a nationwide class action settlement of claims involving Cladwood(R), a composite wood siding product manufactured by SNC that has been used primarily in the construction of manufactured or mobile homes. In 1998, the Company recorded a $30 million pre-tax charge to reflect amounts SNC paid into a settlement fund, administrative costs, plaintiffs' attorneys' fees, class representative payments and other costs. The Company believes its reserve is adequate to pay eligible claims. However, the number of claims, and the number of potential claimants who choose not to participate in the settlement, could cause the Company to re-evaluate whether the liabilities in connection with the Cladwood(R) cases could exceed established reserves.

                                   JSCE, INC.

                         (Tabular amounts in millions)


   The Company is a defendant in a number of lawsuits and claims arising out of the conduct of its business, including those related to environmental matters. While the ultimate results of such suits or other proceedings against the Company cannot be predicted with certainty, the management of the Company believes that the resolution of these matters will not have a material adverse effect on its consolidated financial condition or results of operations.

14. Business Segment Information

   The Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," in 1998 which changes the way operating segment information is presented. The information for 1998 and 1997 has been restated from the prior year's presentation in order to conform to the 1999 presentation.

   The Company has three reportable segments: (1) Containerboard and Corrugated Containers, (2) Boxboard and Folding Cartons and (3) Reclamation. The Containerboard and Corrugated Containers segment is highly integrated. It includes a system of mills and plants that produces a full line of containerboard that is converted into corrugated containers. Corrugated containers are used to transport such diverse products as home appliances, electric motors, small machinery, grocery products, produce, books, tobacco and furniture. The Boxboard and Folding Cartons segment is also highly integrated. It includes a system of mills and plants that produces a broad range of coated recycled boxboard that is converted into folding cartons. Folding cartons are used primarily to protect products such as food, fast food, detergents, paper products, beverages, health and beauty aids and other consumer products, while providing point of purchase advertising. The Reclamation segment collects recovered paper generated by industrial, commercial and residential sources which is used as raw material for the Company's containerboard and boxboard mills as well as sales to external third party mills.

   The Company evaluates performance and allocates resources based on profit or loss from operations before income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies except that the Company accounts for inventory on a FIFO basis at the segment level compared to a LIFO basis at the consolidated level. Intersegment sales and transfers are recorded at market prices. Intercompany profit is eliminated at the corporate division level.

   The Company's reportable segments are strategic business units that offer different products. The reportable segments are each managed separately because they manufacture distinct products. Other includes specialty packaging business unit and corporate related items. Corporate related items include goodwill, equity investments, income and expense not allocated to reportable segments (goodwill amortization and interest expense), the adjustment to record inventory at LIFO, and the elimination of intercompany assets and intercompany profit.

   In 1998, corporate related items also included a $257 million restructuring charge (See Note 2). The restructuring charge included $179 million for the write-down of property, plant and equipment of the Containerboard and Corrugated Containers segment. In 1999, corporate related items included a $407 million gain on the timberland sale and related note monetization program (See
Note 4).

                                   JSCE, INC.

                         (Tabular amounts in millions)


   A summary by business segment follows:

                                    Container-
                                     board &   Boxboard
                                    Corrugated & Folding Recla-
                                    Containers  Cartons  mation Other   Total
                                    ---------- --------- ------ ------  ------
1999
Revenues from external customers..    $1,734     $836     $437  $  288  $3,295
Intersegment revenues.............        40               126      19     185
Depreciation, depletion and
 amortization.....................        68       24        3      28     123
Segment profit....................       177       62       13     210     462
Total assets at December 31.......     1,195      449      110     982   2,736
Capital expenditures..............        30       15        2      22      69
1998
Revenues from external customers..    $1,696     $784     $265  $  298  $3,043
Intersegment revenues.............        39               132      17     188
Depreciation, depletion and
 amortization.....................        70       22        3      26     121
Segment profit (loss).............       113       67       (1)   (458)   (279)
Total assets at December 31.......     1,410      450       78   1,236   3,174
Capital expenditures..............       208       26        6      25     265
1997
Revenues from external customers..    $1,607     $752     $292  $  306  $2,957
Intersegment revenues.............        35               154      13     202
Depreciation, depletion and
 amortization.....................        67       21        3      24     115
Segment profit (loss).............        56       68        6    (152)    (22)
Total assets at December 31.......     1,467      435       93     776   2,771
Capital expenditures..............       101       37        7      37     182

   The following table presents net sales to external customers by country of origin:

                                                             1999   1998   1997
                                                            ------ ------ ------
United States.............................................. $3,289 $3,038 $2,952
Foreign....................................................      6      5      5
                                                            ------ ------ ------
  Total net sales.......................................... $3,295 $3,043 $2,957
                                                            ====== ====== ======

                                   JSCE, INC.

                         (Tabular amounts in millions)


15. Summarized Financial Information JSC (U.S.)

   The following summarized financial information is presented for JSC (U.S.), a wholly owned subsidiary of the Company. Other wholly owned subsidiaries of the Company, established in the third quarter of 1999, are not presented separately due to their insignificance to the Company as a whole.

Condensed Consolidated Balance Sheets

                                                                1999     1998
                                                               -------  -------
Current assets................................................ $   716  $   694
Property, plant and equipment and timberlands, net............   1,309    1,760
Goodwill......................................................     205      226
Other assets..................................................     430      494
                                                               -------  -------
    Total assets.............................................. $ 2,660  $ 3,174
                                                               =======  =======
Current liabilities........................................... $   671  $   549
Long-term debt................................................   1,624    2,526
Other liabilities.............................................     605      637
Stockholder's deficit
  Common stock................................................
  Additional paid-in capital..................................   1,124    1,102
  Retained earnings (deficit).................................  (1,364)  (1,636)
  Accumulated other comprehensive income......................               (4)
                                                               -------  -------
    Total stockholder's deficit...............................    (240)    (538)
                                                               -------  -------
    Total liabilities and stockholder's deficit............... $ 2,660  $ 3,174
                                                               =======  =======

Condensed Consolidated Statements of Operations

                                                         1999    1998    1997
                                                        ------  ------  ------
Net sales.............................................  $3,295  $3,043  $2,957
Cost and expenses.....................................   3,064   3,121   2,781
Interest expense, net.................................     180     196     196
Other income (expense), net...........................     411      (5)     (2)
Income (loss) from continuing operations before income
 taxes, extraordinary item, and cumulative effect of
 accounting change....................................     462    (279)    (22)
Benefit from (provision for) income taxes.............    (186)    108       3
Discontinued operations...............................       2      27      20
Gain on disposition of discontinued operations........       4
Extraordinary item
  Loss from early extinguishment of debt, net of
   income tax benefits................................     (10)    (13)
Cumulative effect of accounting change................              (3)
                                                        ------  ------  ------
Net income (loss).....................................  $  272  $ (160) $    1
                                                        ======  ======  ======

                                   JSCE, INC.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Concluded)
                         (Tabular amounts in millions)

16. Quarterly Results (Unaudited)

   The following is a summary of the unaudited quarterly results of operations:

                                                  First  Second   Third  Fourth
                                                 Quarter Quarter Quarter Quarter
                                                 ------- ------- ------- -------
1999
Net sales......................................   $ 729   $ 786   $ 855   $ 925
Gross profit...................................      95     141     140     166
Income (loss) from continuing operations before
 extraordinary item and cumulative effect of
 accounting change.............................     (17)     (2)      9     286
Discontinued operations........................       4      (1)     (4)      3
Gain on disposition of discontinued
 operations....................................                               4
Extraordinary item.............................                             (10)
Cumulative effect of accounting change.........
Net income (loss)..............................     (13)     (3)      5     283
1998
Net sales......................................   $ 769   $ 769   $ 763   $ 742
Gross profit...................................     127     125     125      92
Income (loss) from continuing operations before
 extraordinary item and cumulative effect of
 accounting change.............................       3       2       3    (179)
Discontinued operations........................       8       9       5       5
Extraordinary item.............................     (13)
Cumulative effect of accounting change.........      (3)
Net income (loss)..............................      (5)     11       8    (174)

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